No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement together with the short form base shelf prospectus dated November 2, 2010 to which it relates, as further amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar regulatory authorities in the Provinces of Alberta, British Columbia and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the InterOil Corporation, Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600, and are also available electronically at www.sedar.com.
PROSPECTUS SUPPLEMENT

(To Short Form Base Shelf Prospectus dated November 2, 2010)	November 5, 2010
New Issue
INTEROIL CORPORATION
U.S.$61,000,000
2.75% Convertible Senior Notes due 2015
This prospectus qualifies the distribution of an aggregate of $61,000,000 principal amount of 2.75% convertible senior notes due November 15, 2015 of InterOil Corporation (the “notes”) at a price of 100% per note. We will pay interest on the notes at the rate of 2.75% per annum semi-annually in arrears on May 15 and November 15 each year, beginning on May 15, 2011 and continuing until and including November 15, 2015. Interest will accrue on the notes from, and including, November 10, 2010 or from, and including, the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date of the notes, as the case may be. The interest payment will be $13.75 per $1,000 principal amount of notes. The notes will mature on November 15, 2015 (the “maturity date”).
We may redeem the notes, in whole or in part, on not more than 60 days and not less than 30 days prior notice, provided that the last reported sale price of our common shares has been at least 125% of the conversion price then in effect, as described below, for at least 15 trading days during any 20 consecutive trading day period ending within five trading days prior to the date on which we provide notice of redemption. Upon redemption of the notes, the holders will receive a cash payment equal to the sum of (a) 100% of the principal amount of the notes to be redeemed, plus (b) any accrued and unpaid interest, including additional interest, if any, to, but excluding, the redemption date, plus (c) a payment in cash equal to the remaining scheduled payments of interest that would have been made on the notes to be redeemed had such notes remained outstanding from the redemption date to the maturity date (excluding interest accrued to, but excluding, the redemption date, which shall be otherwise paid pursuant to item (b) above) (the “redemption price”). We may also redeem the notes prior to their maturity date in the event of certain changes in Canadian withholding tax law as described below.
Holders may require us to repurchase for cash, all or a portion of their notes, upon a “fundamental change” (as defined herein) at a price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the “fundamental change repurchase date” (as defined herein).

Conversion Privilege
Holders may convert their notes at their option at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date. Upon conversion, we will have the right to deliver cash, common shares or a combination thereof, at our election. The initial conversion rate will be 10.4575 common shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $95.625 per common share). The conversion rate, and thus the conversion price, will be subject to adjustment as described in this prospectus supplement. A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before the maturity date may in certain circumstances be entitled to an increased conversion rate.

The notes will be our senior unsecured obligations and will rank equally with any current and future unsecured senior indebtedness. The notes will rank senior to all of our future indebtedness that is expressly subordinated to the notes. However, the notes will be effectively subordinated to any future secured indebtedness we incur, to the extent of the assets securing such indebtedness, and structurally subordinated to all existing and future liabilities of our subsidiaries, including $107.7 million aggregate principal amount of secured debt of our subsidiaries as of June 30, 2010.
There is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See “Risk Factors — Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.” Our common shares are listed on the New York Stock Exchange under the symbol “IOC.” The last reported sale price of our common shares on November 4, 2010 was $75.79 per share. We do not intend to apply for listing of the notes on any securities exchange or to arrange for their quotation on any interdealer quotation system; however, we have applied for the listing on the New York Stock Exchange of the common shares issuable on conversion of the notes. Listing of the common shares issuable on conversion of the notes will be subject to fulfillment of the listing requirements of the New York Stock Exchange.
Concurrently with this offering, we are offering 2,434,785 common shares at a public offering price of $182,608,875 (or a total of 2,800,000 common shares if the underwriters exercise their over-allotment option in full), which we refer to as the concurrent offering. Our common shares are being offered by means of a separate prospectus supplement and not by means of this prospectus supplement. The concurrent offering is not contingent upon the completion of this offering, and this offering is not contingent upon the completion of the concurrent offering. See “Concurrent Offering.”
Investing in the notes involves risks.  See “Risk Factors” beginning on page S-10 of this prospectus supplement.
In this prospectus supplement, unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.

Neither the United States Securities and Exchange Commission (the “SEC”), nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

PRICE: 100%

	Price to Public(1)	Underwriters’ Discount	Net Proceeds to InterOil(2)

Per Note	100%	5%	95%
Total(3)	$61,000,000	$3,050,000	$57,950,000
Notes:

(1)	The offering price was determined by negotiation between us and the underwriters. See “Underwriting.”
(2)	Before deducting expenses of the offering estimated to be $150,000.
(3)	The underwriters have been granted a 30-day option to purchase up to an additional $9,000,000 principal amount of notes at a price of 95% per note. This prospectus supplement qualifies both the grant of the underwriters’ over-allotment option and the issuance of the notes upon exercise of such option if the underwriters’ over-allotment option is exercised. A purchaser who acquires notes forming part of the underwriters’ over-allotment position acquires those notes under this prospectus supplement regardless of whether the over-allotment position is ultimately filled through exercise of the over-allotment option or secondary market purchases. If the underwriters’ over-allotment option is fully exercised, the total Price to Public, Underwriters’ Discount and Net Proceeds to InterOil will be $70,000,000, $3,500,000 and $66,500,000, respectively. See “Underwriting.”

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price

Underwriters’ Over- Allotment Option	$9,000,000 principal amount of notes	30 days	95% per note

Book Runner
MORGAN STANLEY

Joint Lead Manager

MACQUARIE CAPITAL

Co-Managers

MONNESS, CRESPI, HARDT & CO. INC.	BNP PARIBAS	RBS	MADISON WILLIAMS	PARADIGM CAPITAL INC.

November 5, 2010

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our financial statements, which are incorporated by reference herein, in United States dollars and in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the notes and the common shares issuable on conversion of the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” beginning on pages S-54 and S-59, respectively, of this prospectus supplement and you should consult with your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are not residents of the United States, and many of our assets and all or a substantial portion of the assets of such persons are located outside of the United States.

Phil E. Mulacek, our Chief Executive Officer, Collin F. Visaggio, our Chief Financial Officer and Gaylen Byker, a director of ours, each signed the certificate under Part 5 of NI 41-101 and reside outside of Canada. Although these persons have appointed Lackowicz, Shier & Hoffman, 300-204 Black Street, Whitehorse, Yukon Y1A 2M9 as their agent for service of process in the Provinces of Alberta, British Columbia and Ontario, it may not be possible for investors to enforce judgments obtained in Canada against them.

Our business plans include the development of oil and gas licenses, infrastructure, liquefied natural gas facilities, a condensate plant and related facilities. We do not currently have the resources to finance these activities, and if we are unable to arrange for such financing in the future we may not have the resources to proceed with such development as contemplated or at all.

The majority of our ‘net cash from operating activities’ adjusted for ‘proceeds from/(repayments of) working capital facilities’ are used in our appraisal and development programs for the Elk and Antelope fields in Papua New Guinea. Our net cash from working activities is not sufficient to fund those appraisal and development programs.

The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting.” In connection with the offering of the notes, the underwriters, Morgan Stanley & Co. Incorporated and Macquarie Capital (USA) Inc., may engage in over-allotment, stabilizing transactions and syndicate covering transactions. See “Underwriting.”

We intend to use the net proceeds from the sale of the notes for the development and construction of a proposed condensate stripping plant and related facilities in Papua New Guinea, exploration and development activities in Papua New Guinea, the repayment of the $25 million term loan with Clarion Finanz AG, which matures in January 2011, and general corporate purposes, as appropriate. Pending such use, we will invest the net proceeds from this offering in short term investments. See “Use of Proceeds.”

Our earnings coverage and pro forma earnings coverage ratios calculated for the 12 months ended December 31, 2009 and the 12 months ended June 30, 2010 were less than one to one. See “Pro Forma Earnings Coverage” for more information.

Subscriptions for the notes will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The notes will be issued in book-entry-only form and will be represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of DTC or a nominee of DTC. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities. See “Description of Notes — Book-Entry, Delivery and Form.” Closing of the offering is anticipated to occur on or about November 10, 2010.

Prospectus Supplement

Base Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of notes of InterOil Corporation, and also adds to and updates certain information contained in the accompanying base prospectus and documents incorporated by reference therein and herein. The second part, the accompanying base prospectus, contains more general information about debt securities we may offer from time to time, in connection with the accompanying base prospectus.

To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying base prospectus or such documents incorporated by reference, the information in this prospectus supplement will supersede such information.

This prospectus supplement and the accompanying base prospectus also contain and incorporate by reference important information about us and other information you should know before investing. Please read and consider all information contained in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying base prospectus together with the additional information described under the sections entitled “Available Information” and “Risk Factors” in each of this prospectus supplement and the accompanying base prospectus before you make an investment decision.

Concurrently with this offering, we are offering 2,434,785 common shares at a public offering price of $182,608,875 (or a total of 2,800,000 common shares if the underwriters exercise their over-allotment option in full), which we refer to as the concurrent offering. Our common shares are being offered by means of a separate prospectus supplement and not by means of this prospectus supplement. The concurrent offering is not contingent upon the completion of this offering, and this offering is not contingent upon the completion of the concurrent offering. See “Concurrent Offering.”

You should rely only on the information contained and incorporated in this prospectus supplement and the accompanying base prospectus and on the other information included in the registration statement of which this prospectus supplement forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of registrable securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.

The distribution of this prospectus supplement and the accompanying base prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying base prospectus come should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying base prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Unless otherwise indicated, all financial information contained and incorporated by reference in this prospectus supplement and the accompanying base prospectus is determined using Canadian generally accepted accounting principles, or “Canadian GAAP.” “U.S. GAAP” means generally accepted accounting principles in the United States. For a discussion of the principal differences between our financial information as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the notes of our audited consolidated annual financial statements incorporated by reference into this prospectus supplement and the reconciliation to U.S. GAAP of our unaudited consolidated financial statements for six months ended June 30, 2010 and 2009 filed with the SEC.

NON-CANADIAN GAAP MEASURES

We have included the following non-Canadian GAAP performance measures in this prospectus supplement: “EBIT” and “Adjusted EBIT”. These non-Canadian GAAP financial measures do not have any standardized meanings prescribed by Canadian GAAP and therefore are considered non-Canadian GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and ability to generate funds to finance our operations. Accordingly, the non-Canadian GAAP performance measures are presented as additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

“EBIT and “Adjusted EBIT” has been reconciled to the “net income/(loss)” for the respective periods disclosed in our audited annual financial statements for the year ended December 31, 2009 and our unaudited interim financial statements for the period ended June 30, 2010, which are incorporated by reference in this prospectus supplement. These reconciliations have been disclosed under the heading “Earnings Coverage” of this prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus and documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those in the forward-looking statements. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions and assumptions and other statements that are not historical facts. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. Forward-looking statements also may relate to our operations, financial results, financial condition, liquidity and business prospects and strategy.

Forward-looking statements include, without limitation, statements regarding our plans for our exploration and development activities and other business segments and results therefrom, expanding our business segments, use of proceeds from this offering, the closing of this offering and the concurrent offering, plans for our exploration (including drilling plans) and other business activities and results therefrom; the construction of a proposed liquefied natural gas, or “LNG”, plant and a proposed condensate stripping facility in Papua New Guinea; the development of such LNG plant and condensate stripping facility; the ability to secure investors in the LNG project; the ability to negotiate definitive agreements in connection with the LNG project; the commercialization and monetization of any resources; whether sufficient resources will be established; the likelihood of successful exploration for gas and gas condensate; cash flows from operations; sources of capital; operating costs; business strategy; contingent liabilities; environmental matters; plans and objectives for future operations; and the timing, maturity and amount of future capital and other expenditures.

Our forward-looking statements are made based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Accordingly, you should not unduly rely on these forward-looking statements.

The forward-looking statements included in this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference therein and herein are made only as of the date of this prospectus supplement, the date of the accompanying base prospectus and the date of the applicable document incorporated by reference, respectively, and are qualified by this cautionary statement. Except as required by applicable Canadian securities law, we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:

•	our ability to finance the development of an LNG and condensate stripping facility;

•	the ability to negotiate final definitive agreements contemplated by the Heads of Agreement with Energy World Corporation Ltd.;

•	the uncertainty in our ability to attract capital;

•	the uncertainty associated with the regulated prices at which our products may be sold;

•	the inherent uncertainty of oil and gas exploration activities;

•	potential effects from oil and gas price declines;

•	the availability of crude feedstock at economic rates;

•	our ability to construct and commission our LNG and condensate stripping facility;

•	our ability to secure joint venture partners for our LNG and condensate stripping facility;

•	the implementation of a financial information technology system could cause a financial statement error not to be detected;

•	difficulties with the recruitment and retention of qualified personnel;

•	losses from our hedging activities;

•	fluctuations in currency exchange rates;

•	the uncertainty of success in lawsuits and other proceedings;

•	political, legal and economic risks in Papua New Guinea;

•	our ability to meet maturing indebtedness;

•	stock price volatility;

•	landowner claims and disruption;

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	the inability of our refinery to operate at full capacity;

•	the impact of competition;

•	the margins for our products;

•	inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;

•	exposure to certain uninsured risks stemming from our operations;

•	contractual defaults;

•	uncertainty around the application of import duties on crude oil imported to our bonded warehouse;

•	payments from exploration partners;

•	interest rate risk;

•	weather conditions and unforeseen operating hazards;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;

•	the impact of our current debt on our ability to obtain further financing;

•	the adverse effects from importation of competing products contrary to our legal rights; and

•	law enforcement difficulties.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in, or incorporated by reference in, this prospectus supplement will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in this prospectus supplement.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying base prospectus and the documents incorporated into each by reference. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus supplement, the accompanying base prospectus and the documents incorporated by reference herein and therein carefully, including the section entitled “Risk Factors” and the financial statements and related notes to those financial statements included in the documents incorporated by reference. All references in this prospectus supplement to “InterOil,” “we,” “us,” and “our” mean InterOil Corporation and its subsidiaries, unless the context provides otherwise.

Our Company

We are developing a fully integrated energy company in Papua New Guinea, or “PNG.” Our operations are organized into four major business segments:

•	Upstream, in which we explore for oil and gas in PNG;

•	Midstream, in which we operate a refinery and are developing an LNG processing facility in PNG;

•	Downstream, in which we distribute refined products domestically in PNG on both a retail and wholesale basis; and

•	Corporate, which supports our other business segments.

Upstream.  Our upstream business segment has focused on a drilling program in the Elk and Antelope fields in Papua New Guinea which we discovered in 2006. We continue to evaluate the size and structure of the Elk and Antelope fields by drilling additional appraisal wells. Our ability to commercialize these discoveries will depend, in part, on the results of these appraisal wells. In addition, there is no market for natural gas in Papua New Guinea, so our ability to sell natural gas or condensate production from our discoveries will depend upon the development of a facility or facilities to liquefy natural gas or strip the condensate from the wellhead effluent. This project will require substantial amounts of capital and will take a number of years to complete. As discussed below, we are evaluating the construction of both a liquefied natural gas facility and a condensate stripping facility within the Elk and Antelope fields. No assurances can be given that we will be able to successfully construct such facilities, or as to the timing of such construction.

As of the date of this prospectus supplement, we did not have any production of oil or gas and do not have any reserves, including proved reserves, as defined under Canadian National Instrument 51-101 — Standards of Oil and Gas Activities or under definitions established by the SEC.

Midstream.  Our refinery is located across the harbor from Port Moresby, the capital city of Papua New Guinea. Our refinery is currently the sole refiner of hydrocarbons located in Papua New Guinea. Jet fuel, diesel and gasoline are the primary products that we produce for the domestic market. The refining process also results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert naphtha to gasoline, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstock. We market our low sulfur waxy residue as fuel domestically and by export to more complex refineries as cracker feedstock.

We are developing an LNG project for the potential construction of liquefaction facilities. The infrastructure currently being considered includes both land-based and potentially floating liquefaction plants. Associated infrastructure requirements include condensate storage and handling, a gas pipeline from the Elk and Antelope fields and LNG storage and handling. We have entered into a heads of agreement to further our LNG project, see “Summary — Recent Developments — Heads Of Agreement with Energy World Corporation Ltd.”

Downstream.  We have the largest wholesale and retail petroleum product distribution base in Papua New Guinea. This business includes bulk storage, transportation, distribution, aviation, wholesale and retail facilities for refined petroleum products. Our downstream business supplies petroleum products nationally in Papua New Guinea through a portfolio of retail service stations and commercial customers.

Recent Developments

Heads Of Agreement with Energy World Corporation Ltd.

On September 28, 2010, we announced that we had, along with Liquid Niugini Gas Ltd., our joint venture LNG project company with Pacific LNG Operations Ltd., signed a Heads Of Agreement (“HOA”) with Energy World Corporation Ltd. to construct a two million tonne per annum land-based LNG plant in the Gulf Province of Papua New Guinea. The Train 1 LNG plant would process an estimated 1.5 trillion cubic feet of natural gas over 15 years with early stage capital expenditure estimates amounting to US$455 per metric tonne of LNG production. In return for its commitment to fully fund the LNG plant, the HOA provides that Energy World Corporation Ltd. is to be entitled to a fee of 14.5% of the proceeds from the sale of LNG from the plant, less agreed deductions, and subject to adjustments based on timing and execution. The HOA sets out the major terms and conditions which the parties intend to include in the Train 1 Funding and Shareholder’s Agreements, as well as a potential expansion of the plant’s capacity. The final terms of those agreements are subject to negotiations among the various parties to the HOA, and the parties to the HOA are under no obligation to agree to the final terms. Accordingly, no assurance can be given as to the final terms of the agreements or as to the ability of the parties to be able to negotiate final definitive agreements for execution.

Additionally, we are continuing to pursue transactions that are intended to enhance and accelerate the development of our LNG operations, which transactions could include: floating LNG facilities, additional land-based LNG plants, offtake agreements and the sale of a portion of our ownership in the proposed LNG project and in the Elk and Antelope fields to strategic LNG partners. No assurances can be given that we will complete or as to the timing of such transactions.

Settlement of Peters Litigation.

We entered into an agreement in August 2010 to settle and release all claims against us and our subsidiaries brought by various plaintiffs in the District Court of Montgomery County, Texas commenced in 2005 and styled Todd Peters et. al v. Phil Mulacek et. al. Pursuant to the agreed settlement, which was approved by the court in September, we issued 199,677 common shares to the plaintiffs, valued at $12 million based on a volume weighted average price calculated over the ten trading days prior to execution of the settlement agreement. Phil E. Mulacek, our Chief Executive Officer, remains a party to this ongoing litigation in his personal capacity, as do entities that he controls. See “Legal Proceedings” in the accompanying base prospectus for additional information.

Short term secured facility

We closed on a $25 million secured term loan bearing a 10% interest rate with Clarion Finanz AG on August 11, 2010. The amount was made available in two installments of $12.5 million and each installment was drawn down during August 2010. The term loan facility matures on January 31, 2011 and will be used for upstream development and general corporate purposes. We have agreed to pledge to Clarion Finanz AG a 2.5% interest in the Elk and Antelope fields as collateral for the facility. We expect to repay this facility with a portion of the proceeds of this offering. See “Use of Proceeds.”

Concurrent offering

Concurrently with this offering, we are offering 2,434,785 common shares at a public offering price of $182,608,875 (or a total of 2,800,000 common shares if the underwriters exercise their over-allotment option in full), which we refer to as the concurrent offering. Our common shares are being offered by means of a separate prospectus supplement and not by means of this prospectus supplement. The concurrent offering is not contingent upon the completion of this offering, and this offering is not contingent upon the completion of the concurrent offering. See “Concurrent Offering.”

Third Quarter Financial Results

Our consolidated financial statements for our third fiscal quarter ended September 30, 2010 are not yet available. Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates and are our responsibility. The preliminary financial results presented below are subject to the completion of our financial closing procedures. Those procedures have not yet been completed. Accordingly, these results may change and those changes may be material. Our independent registered public accounting firm, PricewaterhouseCoopers, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data and, accordingly, PricewaterhouseCoopers does not express an opinion or any other form of assurance with respect thereto. This guidance is not meant to be a comprehensive statement of our unaudited financial results for this quarter and our actual results may differ from these estimates. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward Looking Statements,” elsewhere in this prospectus.

During the quarter ended September 30, 2010 the following items were incurred outside of the ordinary course of business:

1. Expense of $12.0 million in relation to the issue of 199,677 common shares to settle all claims against us brought by various plaintiffs in the District Court of Montgomery County, Texas styled Todd Peters et. al v. Phil Mulacek et. al. The 199,677 common shares were issued by us to the plaintiffs on October 19, 2010.

2. Expense of $8.8 million for “Loss on extinguishment of IPI liability” in relation to our buyback of 0.4% indirect participation interest during July 2010. A total of 208,281 of our common shares were issued to acquire the interest.

3. Gain on sale of exploration properties of $2.1 million from the sale of our interest in petroleum prospecting license 244 in Papua New Guinea. The proceeds from the sale of these exploration properties was contracted to be received subsequent to September 30, 2010. As at the date of this supplemental prospectus, a total of $0.5 million remained collectible from the purchaser. Settlement of this remaining amount is due to occur during the quarter ended December 31, 2010 in accordance with the contractual terms of the sale.

Therefore we expect a consolidated loss for the quarter ended September 30, 2010 in the range of $13 to $15 million and a consolidated net loss for the nine months ended September 30, 2010 in the range of $9 to $11 million. The results excluding the above unusual items during the quarter would, assuming our results are in line with our current management estimates, be a consolidated profit for the quarter ended September 30, 2010 in the range of $4 to $6 million and a consolidated profit for the nine months ended September 30, 2010 in the range of $10 to $12 million.

Corporate Information

Our principal executive offices are located at Level 1, 60-92 Cook Street, Cairns, Queensland 4870, Australia and our registered office is located at 300 — 204 Black Street, Whitehorse, Yukon, Canada, YIA 2M9. Our U.S. telephone number is (281) 292-1800. Our website is http://www.interoil.com. The contents of our website are not a part of this prospectus supplement or the accompanying prospectus. Our common shares are traded on the New York Stock Exchange under the symbol “IOC.”

THE OFFERING

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all of the information that may be important to you. For a more complete understanding of the notes, you should read the section of this prospectus supplement entitled “Description of Notes.”

Issuer	InterOil Corporation

Notes	$61 million aggregate principal amount of 2.75% Convertible Senior Notes due 2015. We have granted to the underwriters a 30-day option to purchase up to an additional $9 million aggregate principal amount of notes solely to cover over-allotments, if any.

Issue price	100% plus accrued interest, if any, from November 10, 2010, if settlement occurs after that date.

Maturity	The notes will mature on November 15, 2015, unless earlier repurchased, redeemed or converted.

Interest payment dates	We will pay 2.75% interest per annum on the principal amount of the notes payable semi-annually in arrears on May 15 and November 15 of each year, starting on May 15, 2011, to holders of record at the close of business on the preceding May 1 and November 1, respectively. Interest will accrue on the notes from and including November 10, 2010 or from, and including, the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date of the notes, as the case may be.

Ranking	The notes will be our unsecured senior obligations and will rank equally with any current and future unsecured senior indebtedness, including the Clarion term loan. The notes will rank senior to all future indebtedness that is expressly subordinated to the notes, but will be effectively subordinated to any future secured indebtedness, to the extent of the assets securing such indebtedness. The notes will be structurally subordinated to all existing and future liabilities of our subsidiaries, including the BNP Paribas working capital facility, OPIC secured loan facility, Mitsui preliminary financing agreement, trade payables and lease obligations. At June 30, 2010, the indebtedness of our subsidiaries, excluding trade payables and intercompany debt, was $107.7 million.

Conversion rights	Holders may convert their notes at their option at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date.

The initial conversion rate will be 10.4575 common shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $95.625 per common share). The conversion rate, and thus the conversion price, will be subject to adjustment as described in this prospectus supplement. See “Description of Notes — Conversion Rights.”

Upon conversion, we will have the right to deliver cash, our common shares or a combination thereof to satisfy our conversion obligation, in each case as described under “Description of Notes — Conversion Rights — Settlement Upon Conversion.” Upon any conversion, subject to certain exceptions, you will not receive any cash payment representing accrued and unpaid interest. In particular, you will receive accrued and unpaid interest and a “make-whole premium” (as described below) upon conversion of notes that have been called for redemption by us. See “Description of Notes — Conversion Rights.”

A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before the maturity date may in certain circumstances be entitled to an increased conversion rate. See “Description of Notes — Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change.”

Sinking fund	None.

Right of holder to require us to repurchase notes if a fundamental change occurs	If a fundamental change, as described in this prospectus supplement, occurs, holders may require us to repurchase for cash all or a portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of Notes — Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”

Optional redemption by InterOil	We may at any time redeem any notes for cash if the last reported sale price of our common shares has been at least 125% of the conversion price then in effect for at least 15 trading days during any 20 consecutive trading day period ending within five trading days prior to the date on which we provide notice of redemption. We may redeem the notes either in whole or in part at a redemption price equal to (1) 100% of the principal amount of the notes to be redeemed, plus (2) accrued and unpaid interest, if any, to, but excluding, the redemption date, plus (3) a “make-whole premium” equal to the remaining scheduled payments of interest that would have been made on the notes to be redeemed had such notes remained outstanding from the redemption date to the maturity date. See “Description of Notes — Optional Redemption by InterOil.”

Events of default	If an event of default on the notes has occurred and is continuing, the principal amount of the notes, plus any accrued and unpaid interest, may become immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of Notes — Events of Default.”

Certain income tax considerations	For a discussion of certain income tax considerations relating to the purchase, ownership and disposition of the notes and any common shares into which the notes may be convertible. See “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations.”

Optional redemption for tax reasons	In the event of certain developments affecting Canadian taxation or certain other circumstances, we may redeem the notes in whole, but not in part, at any time, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, up to but excluding the date of redemption. See “Description of Notes — Redemption for Changes in Taxes.”

Additional amounts	Any payments made by us under or with respect to the notes will be made without withholding or deduction for Canadian taxes unless we are required by law to do so. If we are required by law to withhold or deduct for such Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amounts necessary so that the net amount received by the holders of notes (other than certain excluded holders) after the withholding is not less than the amount that they would have received in the absence of the withholding, subject to certain exceptions. See “Description of Notes — Additional Amounts.”

Use of proceeds	We intend to use the net proceeds from this offering for the development and construction of a proposed condensate stripping plant and related facilities in Papua New Guinea, the development and construction of a liquefied natural gas plant and related facilities in Papua New Guinea, exploration and development activities in Papua New Guinea, the repayment of the $25 million term loan with Clarion Finanz AG, which matures in January 2011, and general corporate purposes as appropriate. Pending such use, we will invest the net proceeds from this offering in short term investments. See “Use of Proceeds.”

DTC eligibility	The notes will be issued in book-entry-only form and will be represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee of DTC. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities. See “Description of Notes — Book-Entry, Delivery and Form.”

Listing and trading	The notes are a new issue of securities, and there is currently no established trading market for the notes. An active or liquid market may not develop for the notes or, if developed, be maintained. We have not applied, and do not intend to apply, for the listing of the notes on any securities exchange. Our common shares are listed on the New York Stock Exchange under the symbol “IOC.”

We have applied for listing of the underlying common shares on the NYSE when issued upon conversion.

Risk factors	Before deciding whether to invest in the notes, you should carefully consider the risks described under “Risk Factors” beginning on page S-10 of this prospectus supplement, as well as the other information contained or incorporated by reference into this prospectus supplement and the accompanying base prospectus, including our financial statements and the notes thereto.

For a more complete description of the terms of the notes, see “Description of Notes.” For a more complete description of our common shares, see “Description of Common Shares” in the accompanying base prospectus.

RISK FACTORS

Investing in the notes involves a high degree of risk. Our Annual Information Form dated March 1, 2010 for the fiscal year ended December 31, 2009, incorporated by reference into this prospectus supplement, includes extensive risk factors relating to our business and government regulation as well as certain risks relating to our common shares. You should carefully consider those risks and the risks described below, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes.

Risks Related to the Notes, Our Common Shares and This Offering

Our operations are conducted through, and substantially all of our consolidated assets are held by our subsidiaries and we are dependent upon dividends from our subsidiaries to meet our debt service obligations.

We are a holding company. Our operations are conducted through, and substantially all of our consolidated assets are held by our subsidiaries. Our subsidiaries are separate and distinct legal entities with no obligation to pay any amounts due under the notes. Our ability to service our debt, including the notes depends in part on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the notes. Dividends, loans or other distributions to us from our subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations. The Overseas Private Investment Corporation, or “OPIC,” secured loan prohibits the subsidiaries which own our refinery from making dividend payments if the specified financial covenants are not satisfied. As a result, there can be no assurance that we will receive dividends from these subsidiaries in the future. In addition, applicable corporate law in the country of incorporation may limit the ability of our subsidiaries to pay dividends to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries, applicable laws or state regulation will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on the notes when due.

Moreover, the notes will be effectively subordinated to all unsecured and secured liabilities and preferred equity of our subsidiaries. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to any such subsidiary, we, as a common equity owner of such subsidiary, and, therefore, holders of our debt, including holders of the notes, will be subject to the prior claims of such subsidiary’s creditors, including trade and other payables, but excluding intercompany debt. Furthermore, we have, and may in the future, guarantee the indebtedness of our subsidiaries, including the BNP Paribas working capital facilities and the OPIC secured loan. If our subsidiaries default on any indebtedness guaranteed by us, we may be obligated to repay the full amount of such indebtedness. As of June 30, 2010, our subsidiaries had $171.8 million of outstanding indebtedness and no outstanding preferred equity. The provisions of the indenture governing the notes do not prohibit our subsidiaries from incurring indebtedness or issuing preferred equity in the future.

Our leverage may harm our financial condition and results of operations.

Our total consolidated debt as of June 30, 2010 was approximately $107.7 million. As of June 30, 2010, on a pro forma basis after giving effect to this offering we would have had total consolidated indebtedness of approximately $168.7 million.

Our level of indebtedness could have important consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under our debt;

•	resulting in an event of default if we fail to comply with the financial and other covenants contained in our debt agreements, which could result in all of our debt becoming immediately due and payable;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our debt with variable interest rates, including borrowings under the BNP Paribas, Westpac and Bank South Pacific working capital facilities (the “working capital facilities”), OPIC secured loan and Mitsui & Co., Ltd. (“Mitsui”) preliminary financing agreement;

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

If we or our subsidiaries incur additional debt, the related risks that we and they now face could intensify.

Our ability to pay principal and interest on and to refinance our debt depends upon the operating performance of our subsidiaries, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control. In particular, economic conditions could cause the price of oil and natural gas to fall and our revenue to decline and hamper our ability to repay our debt.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our working capital facilities or otherwise in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs.

In the event that we need to refinance all or a portion of our outstanding debt before maturity or as it matures, we may not be able to obtain terms as favorable as the terms of our existing debt or refinance our existing debt at all. If prevailing interest rates or other factors existing at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to the refinanced debt would increase. Furthermore, if any rating agency negatively changes our credit rating or outlook, our debt and equity securities could be negatively affected, which could adversely affect our financial condition and results of operations.

The notes are unsecured, are effectively subordinated to all of our future secured indebtedness (to the extent of the assets securing such indebtedness) and are structurally subordinated to all current and future liabilities of our subsidiaries, including trade payables.

The notes are unsecured, are effectively subordinated to all of our future secured indebtedness, to the extent of the assets securing such indebtedness. The notes are structurally subordinated to all liabilities of our subsidiaries, including trade payables. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the notes then outstanding. See “Description of Notes — Ranking.”

Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. As of June 30, 2010, our subsidiaries had outstanding $107.7 million aggregate principal amount of short-term and long-term debt (excluding intercompany indebtedness).

Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.

Despite our current level of indebtedness, we and our subsidiaries may still incur significant additional indebtedness, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. Our working capital facilities and our OPIC secured loan will limit, but none prohibits, us from incurring additional indebtedness. In addition, none of our existing borrowings prevent us from incurring certain other additional secured debt, which would be effectively senior to the notes to the extent of the value of such security, and would not prevent us from incurring other liabilities that do not constitute indebtedness. Similarly, the terms of the indenture that will govern the notes do not limit our ability to incur additional indebtedness. Our ability to incur additional indebtedness may have the effect of reducing the amounts available to pay amounts due with respect to the notes. If we incur new debt or other liabilities, the related risks that we and our subsidiaries now face could intensify.

We may not be able to generate sufficient cash to service our indebtedness, including the notes, and we may be forced to take other actions to satisfy our payment obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness depends on our future performance, which will be affected by financial, business and economic conditions and other factors. We will not be able to control many of these factors, such as economic conditions in the industry in which we operate and competitive pressures. Our cash flow may not be sufficient to allow us to pay principal and interest on our debt and to meet our other obligations, including with respect to the notes. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including our working capital facilities and our OPIC secured loan, may restrict us from pursuing any of these alternatives. Any limitation on our ability to pay principal of and interest on the notes would likely reduce the value of the notes.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

Borrowings under our working capital facilities, OPIC secured loan and Mitsui preliminary financing agreement are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease. An increase in debt service obligations under our variable rate indebtedness could affect our ability to make payments required under the terms of the notes.

We may not have the ability to raise the funds to pay interest on the notes, to purchase the notes upon a fundamental change or to pay cash due upon conversion.

The notes will bear interest semi-annually as set forth on the cover of this prospectus supplement. In addition, we may in certain circumstances be obligated to pay additional interest and/or additional amounts. If a fundamental change occurs, holders of the notes may require us to repurchase, for cash, all or a portion of their notes. If we give notice of redemption, we will be obligated to pay the redemption price with respect to notes called for redemption (which are not earlier converted) on the redemption date. In addition, upon conversion of the notes, if we have elected to deliver cash in respect of all or a portion of our conversion obligation (other than solely cash in lieu of fractional shares) we will be required to pay cash in respect of all or a portion of our conversion obligation. We may not have sufficient funds to pay the interest, redemption price, repurchase price or cash in respect of our conversion obligation when due. If we fail to pay interest on the notes, redeem the notes, repurchase the notes or pay any cash payment due upon conversion when required, we will be in default under the indenture governing the notes. See “Description of Notes — Interest Payments,” “Description of Notes — Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change” and “Description of Notes — Events of Default.”

We will make only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.

The indenture for the notes will not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;

•	limit our or our subsidiaries’ ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the common stock of our subsidiaries held by us;

•	restrict our ability to repurchase our securities;

•	restrict our ability to pledge our assets or those of our subsidiaries; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our common shares or other securities ranking junior to the notes.

Furthermore, the indenture for the notes will contain only limited protections in the event of a change of control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common shares but may not constitute a “fundamental change” (as defined below) that permits holders to require us to repurchase their notes or a “make-whole fundamental change” (as defined below) that permits holders to convert their notes at an increased conversion rate. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.

In addition, a recent Delaware Chancery Court decision found that incumbent directors are permitted to approve as a continuing director any person, including one nominated by a dissident stockholder and not recommended by the board, as long as the approval is granted in good faith and in accordance with the board’s fiduciary duties. Accordingly, a holder of notes may not be able to require us to purchase notes as a result of the change in the composition of the directors on our board as described under “Description of Notes — Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.” The same court also observed that certain provisions in indentures, such as continuing director provisions, could function to entrench an incumbent board of directors and could raise enforcement concerns if adopted in violation of a board’s fiduciary duties. If such a provision were found unenforceable by a court of competent jurisdiction, holders would not be able to require us to repurchase notes as a result of a change of control resulting from a change in the composition of our board. See “Description of Notes — Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”

The occurrence of certain “make-whole fundamental changes” as described under “Description of Notes — Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change” or the occurrence of any “fundamental change” as described under “Description of Notes — Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change” pursuant to the terms of the notes may also constitute an event of default under our working capital facilities, OPIC secured loan, Clarion Finanz AG term loan and Mitsui preliminary financing agreement. Such event of default would allow the lenders under these facilities to foreclose on their collateral, terminate their commitments and accelerate their loans, which would trigger an event of default with respect to the notes.

The market price of our common shares may be volatile, which could cause the value of your investment to decline.

The market price of our common shares has experienced, and may continue to experience, significant volatility. Between November 1, 2009 and November 4, 2010, the trading price of our common shares on the New York Stock Exchange ranged from a low of $41.67 per share to a high of $84.05 per share. Because the conversion value of the notes is based on the market price of our common shares, any decline in the market price of our common shares could have a similar effect on the trading price of the notes and could limit the amount of cash payable and shares deliverable, if any, upon conversion of the notes. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in the documents incorporated by reference in this prospectus supplement. The risk of volatility and depressed prices of our common shares also applies to holders who receive common shares upon conversion of their notes. There are numerous factors contributing to the market price of our common shares, including many over which we have no control. These risks include, among other things:

•	our operating and financial performance and prospects;

•	our ability to repay our debt;

•	investor perceptions of us and the industry and markets in which we operate;

•	changes in earnings estimates or buy/sell recommendations by analysts; and

•	general financial, domestic, international, economic and other market conditions.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common shares, regardless of our operating performance.

Furthermore, stockholders may initiate securities class action lawsuits if the market price of our common shares drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. As a result of these factors, among others, the value of an investment in the notes may decline.

These factors, among others, could significantly depress the trading price of the notes and the price of our common shares issued, if any, upon conversion of the notes.

Sales of additional common shares and hedging activities in connection with the notes offering could cause the price of our common shares to decline.

Sales of substantial amounts of our common shares in the public market, or the perception that those sales may occur, could adversely affect the trading price of our common shares and the notes. In addition, future issuances of equity securities, including pursuant to the exercise of options for those securities or the issuance of shares upon conversion of the notes, could dilute the interests of our existing stockholders, including holders who have received shares upon conversion of their notes, and could cause the market price for our common shares and the notes to decline. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding convertible securities, warrants or options or for other reasons.

As of October 31, 2010, there were:

•	1,830,100 common shares issuable upon the exercise of stock options outstanding;

•	126,940 common shares issuable upon the conversion of outstanding restricted stock units; and

•	478,813 common shares issuable in exchange for certain assets.

In addition, concurrently with this offering, we are offering 2,434,785 common shares at a public offering price of $182,608,875 (or a total of 2,800,000 common shares if the underwriters exercise their over-allotment option in full), pursuant to a separate prospectus supplement. See “Concurrent Offering.”

The price of our common shares could also be affected by possible sales of our common shares by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity involving our common shares that we expect to develop in connection with this offering. These activities could affect the trading price of the notes or any common shares that holders receive upon conversion of the notes.

We and our executive officers and directors, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Morgan Stanley & Co. Incorporated, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common shares or securities convertible into or exercisable or exchangeable for our common shares. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, Morgan Stanley & Co. Incorporated may in its sole discretion release all or some of the securities from these lock-up agreements.

Recent regulatory actions may adversely affect the trading price and liquidity of the notes.

We expect that many investors in, and potential purchasers of, the notes will employ, or seek to employ, a convertible arbitrage strategy with respect to the notes. Investors that employ a convertible arbitrage strategy with respect to convertible debt instruments typically implement that strategy by selling short the common shares underlying the convertible notes. As a result, any specific rules regulating short selling of securities or other governmental action that interferes with the ability of market participants to effect short sales in our common shares could adversely affect the ability of investors in, or potential purchasers of, the notes to conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the notes. This could, in turn, adversely affect the trading price and liquidity of the notes.

At an open meeting on February 24, 2010, the SEC adopted a new short sale price test by amending Rule 201 of Regulation SHO. On May 10, 2010, the amendments to Rule 201 became effective. The Rule 201 amendments restrict the short selling of any “covered security” that triggers a circuit breaker by falling at least 10% in one day, at which point short sale orders can be displayed or executed only if the order price is above the current national best bid, subject to certain limited exceptions. Compliance with the amendments to Rule 201 is required by November 10, 2010. Because our common shares are a “covered security,” the new restrictions may interfere with the ability of investors in, and potential purchasers of, the notes, to effect short sales in our common shares and to conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the notes.

In addition, on May 18, 2010, several national securities exchanges filed proposed rule changes with the SEC under which they would be permitted to halt trading in certain individual stocks if the price moves at least 10% in a five-minute period. Similarly, on May 18, 2010, the Financial Industry Regulatory Authority, Inc. (“FINRA”) proposed an amendment to FINRA Rule 6121 (Trading Halts Due to Extraordinary Market Volatility) to allow FINRA to halt all trading by FINRA members otherwise than on an exchange following the initiation by a primary securities exchange of a trading halt under the rules of that exchange. As approved by the SEC on June 10, 2010, these proposed rule changes were to be implemented during a pilot period ending on December 10, 2010 and to include only stocks in the S&P 500 Index. However, on September 10, 2010, the SEC adopted requests by FINRA and the various exchanges to expand the pilot to also cover securities included in the Russell 1000 Index, as well as certain specified Exchange Traded Products. Although our Common Stock is not included in the S&P 500 Index or the Russell 1000 Index and thus not included in the current pilot, FINRA and the exchanges are expected to file additional proposed rule changes, some of which may extend the pilot period, make the rule changes permanent and/or expand the list of securities covered by such rules. On September 10, 2010, the SEC also approved amendments to FINRA Rule 11892 (Clearly Erroneous Transactions in Exchange-Listed Securities) and corresponding exchange rules that are intended to clarify the process for reviewing potentially erroneous trades in exchange-listed securities. These amendments, which are also effective on a pilot basis ending on December 10, 2010, are intended to provide for uniform treatment of clearly erroneous transaction reviews of (i) multi-stock events involving 20 or more securities; and (ii) transactions that trigger an individual stock trading pause by a primary listing market and subsequent transactions that occur before the trading halt is in effect for over-the-counter trading. Moreover, in a speech given on September 22, 2010 before the Security Traders Association, Mary Schapiro, Chairman of the SEC, stated that SEC will likely go further than these recently enacted circuit breaker regulations and that one possible alternative currently under discussion is a “limit-up/limit-down” system under which trading parameters would be established and trades would have to be executed within a range tied to the national best bid and offer. Both the rule changes already approved by the SEC and any future proposed rule changes, to the extent such rule changes apply to our common shares, may decrease, or prevent an increase in, the market price and/or liquidity of our common shares and/or interfere with the ability of investors in, and potential purchasers of, the notes, to effect hedging transactions in or relating to our common shares and to conduct the convertible arbitrage strategy that we believe they will employ, or will seek to employ, with respect to the notes.

On July 21, 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). This new legislation may require many over-the-counter swaps to be centrally cleared and traded on exchanges or comparable trading facilities. In addition, swap dealers and major market participants may be required to comply with margin and capital requirements as well as public reporting requirements to provide transaction and pricing data on both cleared and uncleared swaps. These requirements could adversely affect the ability of investors in, or potential purchasers of, the notes to implement a convertible arbitrage strategy with respect to the notes (including increasing the costs incurred by such investors in implementing such strategy). This could, in turn, adversely affect the trading price and liquidity of the notes. The legislation will become effective on the later of 360 days following the enactment of the legislation or 60 days after the publication of the final rule, however, it is unclear whether the margin requirements will apply retroactively to existing swap transactions. We cannot predict how this legislation will be implemented by the SEC or the magnitude of the effect that this legislation will have on the trading price or liquidity of the notes.

Although the direction and magnitude of the effect that the amendments to Regulation SHO, FINRA and national securities exchange rule changes and/or implementation of the Dodd-Frank Act may have on the trading price and the liquidity of the notes will depend on a variety of factors, many of which cannot be determined at this time, past regulatory actions have had a significant impact on the trading prices and liquidity of convertible debt instruments. For example, in September 2008, the SEC issued emergency orders generally prohibiting short sales of the common stock of a variety of financial services companies while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. The orders made the convertible arbitrage strategy that many convertible debt investors employ difficult to execute and adversely affected both the liquidity and trading price of convertible debt instruments issued by many of the financial services companies subject to the prohibition. Any governmental action that similarly restricts the ability of investors in, or potential purchasers of, the notes to effect short sales of our common shares, including the recently adopted amendments to Regulation SHO, FINRA and exchange rule changes and the implementation of the Dodd-Frank Act, could similarly adversely affect the trading price and the liquidity of the notes.

The conversion rate of the notes may not be adjusted for all dilutive events that may occur.

As described under “Description of Notes — Conversion Rights — Adjustments to the Conversion Rate,” we will adjust the conversion rate of the notes for certain events, including, among others:

•	the issuance of share dividends on our common shares;

•	the issuance of certain rights, options and warrants;

•	certain subdivisions and combinations of our capital shares;

•	certain distributions of capital shares, indebtedness, securities, property or assets; and

•	certain self tender or exchange offers.

We will not adjust the conversion rate for other events, such as an issuance of our common shares for cash or in connection with an acquisition or tender or exchange offers by third parties, that may adversely affect the trading price of the notes or our common shares. If we engage in any of these types of transactions, the value of the common shares underlying your notes may be impacted. An event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, may occur.

Our election to pay cash in respect of some or all of our conversion obligation may have adverse consequences.

Our election to deliver cash in respect of all or a portion of our conversion obligation (other than solely cash in lieu of fractional shares) as described under “Description of Notes — Conversion Rights,” may:

•	result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

•	reduce our liquidity;

•	delay holders’ receipt of the consideration due upon conversion;

•	subject holders to market risk before receiving any shares upon conversion; and

•	cause a holder of notes who is resident in Canada to be taxable on a conversion of the notes, even if minimal cash is received (see “Certain Canadian Federal Income Tax Considerations — Residents of Canada —

Notes — Exercise of Conversion Privilege — Conversion into Cash or a Combination of Cash and InterOil Shares”).

We will generally deliver the consideration due upon conversion of the notes as soon as practicable, but in no event later than three business days after:

•	the last trading day in the cash settlement averaging period (if we have elected to deliver cash in respect of all or a portion of our conversion obligation (other than solely cash in lieu of fractional shares), which will generally be at least 26 trading days after the date holders surrender their notes for conversion, or

•	the conversion date (if we have elected to deliver solely common shares (other than solely cash in lieu of any fractional share) upon conversion of the notes).

In addition, if we have elected to deliver cash in respect of all or a portion of our conversion obligation (other than solely cash in lieu of fractional shares), because the consideration due upon conversion is based on the trading prices of our common shares during the cash settlement averaging period, any decrease in the price of our common shares after you surrender your notes for conversion may significantly decrease the value of the consideration you receive upon conversion. Furthermore, if the trading price of our common shares at the end of such period is below the average of the volume weighted average price of our common shares during such period, the value of any common shares that you receive in satisfaction of our conversion obligation will be less than the value used to determine the number of common shares you will receive.

The increase in the conversion rate applicable to notes that holders convert in connection with a make-whole fundamental change may not adequately compensate you for the lost option value of your notes as a result of that fundamental change.

If a make-whole fundamental change occurs prior to the maturity date, we will, under certain circumstances, increase the conversion rate applicable to holders who convert their notes within a specified time frame. The amount of the increase in the conversion rate depends on the date when the make-whole fundamental change becomes effective and the applicable price, as described in this prospectus supplement. See “Description of Notes — Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change.”

Although the increase in the conversion rate is designed to compensate you for the lost option value of your notes as a result of the make-whole fundamental change, the increase in the conversion rate is only an approximation of such lost option value and may not adequately compensate you for the actual loss. In addition, you will not be entitled to an increased conversion rate if the applicable price is greater than $250.00 per share of common shares or less than $75.00 per share of common shares (in each case, subject to adjustment).

Our obligation to increase the conversion rate as described above could also be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a fundamental change, you will have the right to require us to repurchase the notes. However, the fundamental change provisions will not afford protection to holders of the notes in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us, as well as share acquisitions by certain companies, would not constitute a fundamental change requiring us to repurchase the notes. In the event of any such transaction, the holders of notes would not have the right to require us to repurchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or our credit ratings, thereby adversely affecting the holders of the notes.

Provisions of the notes could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest on the notes, all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000 in excess of $2,000. We may also be required to increase the conversion rate upon conversion of such notes in the event of a make-whole fundamental change. In addition, the indenture that will govern the notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes.

If you hold notes, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

If you hold notes, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares), but you will be subject to all changes affecting our common shares. You will have the rights with respect to (and will be the record holder of) our common shares only on the conversion date (if we have elected to deliver solely common shares (other than solely cash in lieu of any fractional share) upon conversion of the notes) or a trading day of the applicable cash settlement averaging period in respect of which such common shares are to be delivered (if we have elected to deliver cash in respect of a portion (but not all) of our conversion obligation (other than solely cash in lieu of fractional shares)), and only to the extent that we are obligated to deliver to you common shares in respect of our conversion obligation. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the date you are deemed the record owner of our common shares, if any, due upon conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common shares. In addition, because the notes may be settled by delivery of solely cash, you may not receive any shares upon conversion.

We do not intend to pay cash dividends on our common shares in the foreseeable future.

We have never declared or paid a cash dividend, and we currently do not anticipate paying any cash dividends in the foreseeable future. See Price Range of InterOil Common Shares and Dividend Policy. If we were to decide in the future to pay dividends, our ability to do so would be dependent on the ability of our subsidiaries to make cash available to us, by dividend, debt repayment or otherwise. Because we do not anticipate paying cash dividends for the foreseeable future, holders who convert their notes and receive our common shares will not realize a return on their investment unless the trading price of our common shares appreciates, which we cannot assure.

An adverse rating of the notes may cause their trading price to fall.

We do not intend to rate the notes, but if a rating agency rates the notes, it may assign a rating that is lower than the ratings assigned to our other debt. Ratings agencies also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could significantly decline.

Your ability to transfer the notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the notes.

The notes will be new securities for which no established trading market currently exists. We do not intend to list the notes on any securities exchange or to arrange for their quotation on any automated dealer quotation system. The underwriters have advised us that they currently intend to make a market in the notes as permitted by applicable laws and regulations; however, the underwriters are not obligated to make a market in the notes, and they may discontinue their market-making activities at any time without notice. Therefore, an active market for the notes may not develop or, if developed, it may not continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your notes. The liquidity of any market for the notes and pricing for the notes will depend upon various factors, including:

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes;

•	the overall market for similar debt securities;

•	our financial performance and prospects;

•	the prospects for companies in the oil and gas industry generally; and

•	prevailing interest rates.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws and Yukon Territory law may impede or discourage a takeover, which could cause the market price of our shares to decline.

Our board of directors has adopted a shareholder rights plan and our governing documents and Yukon Territory law include other anti-takeover protections. These protections may discourage a future acquisition of our company even if shareholders would receive an attractive value for their shares or if a significant number of our shareholders believed such transfer to be in their best interests. In addition, our board of directors has the power, without stockholder approval, to designate the terms of one or more series of preferred shares and issue preferred shares. The ability of our board of directors to create and issue a new series of preferred stock, our shareholder rights plan and certain provisions of Yukon Territory law and our articles of incorporation and bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common shares, which, under certain circumstances, could reduce the market price of our common shares and the value of the notes.

U.S. holders may have to pay U.S. federal income taxes if we adjust the conversion rate in certain circumstances, even if such holders do not receive any cash.

We will adjust the conversion rate of the notes for share splits and combinations, share dividends, cash dividends and certain other events. See “Description of Notes — Conversion Rights — Adjustments to the Conversion Rate.” Under certain circumstances, if we adjust the conversion rate, U.S. holders (as defined in “Certain United States Federal Income Tax Considerations”) may be treated as having received a constructive dividend from us, resulting in taxable income to such holders for U.S. federal income tax purposes, even though such holders would not receive any cash in connection with the conversion rate adjustment and even though such holders might not exercise their conversion right. See “Certain United States Federal Income Tax Considerations.”

U.S. holders should consider the U.S. federal income tax consequences of owning and converting the notes.

The U.S. federal income tax treatment of the conversion of the notes into a combination of cash and common shares is not entirely certain. U.S. holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences resulting from the conversion of notes into a combination of cash and common shares. A discussion of the U.S. federal income tax consequences of ownership and disposition of the notes is contained in this offering memorandum under the heading “Certain United States Federal Income Tax Considerations.”

USE OF PROCEEDS

The net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $57,800,000 million (or $66,350,000 million if the underwriters exercise their over-allotment option in full).

We intend to use the net proceeds from the sale of securities generally for the development and construction of a proposed condensate stripping plant and related facilities in Papua New Guinea, the development and construction of a liquefied natural gas plant and related facilities in Papua New Guinea, exploration and development activities in Papua New Guinea, the repayment of the $25 million term loan with Clarion Finanz AG, which matures in January 2011, and general corporate purposes as described in detail below.

Please note that all references to costs in this section are preliminary estimates only.

Condensate Stripping Plant

The proposed condensate stripping plant is expected to process approximately 400 million standard cubic feet per day (mmscf/day) of wellhead gas with an anticipated yield of approximately 9,000 barrels (bbls) of condensate per day. In accordance with the joint venture operating agreement dated August 4, 2010 with Mitsui & Co., Ltd. (“Mitsui”) for the proposed condensate stripping plant, Mitsui will be responsible for arranging or providing financing for the capital costs of the plant, and Mitsui will own 50% of the plant.

The capital cost for the condensate stripping plant is currently estimated at $550 million, with approximately $32 million of this amount allocated to front end engineering design (“FEED”). FEED is currently expected to be completed by March 31, 2011, with a final investment decision to be made by Mitsui which is expected by the end of March 2011, following completion of engineering and design work, financing agreements and receipt of applicable regulatory approvals. The condensate stripping plant facilities are projected to be operational no later than mid-2013. Mitsui is arranging 100% of the financing; however, in the event that a positive final investment decision is not reached or made, we will be required to refund all of the capital expenditure incurred by Mitsui in respect of the condensate stripping plant. We may also need to initially fund certain aspects of the planned condensate stripping plant before Mitsui provides funding.

LNG Plant and Other Facilities

We plan to develop a LNG plant in Papua New Guinea. Pursuant to the HOA, the parties thereto agreed to commence discussions with a goal to reach agreement on definitive agreements to construct a mid-sized two million tonne per annum (“mtpa”) land-based LNG plant in the Gulf Province of Papua New Guinea. The Train 1 LNG plant is planned to process an estimated 1.5 trillion cubic feet (“Tcf”) of natural gas over 15 years with early stage capital expenditure estimates by Energy World Corporation Ltd. amounting to US$455 per metric tonne of LNG production.

Under the HOA, but subject to reaching agreement on final definitive agreements, Energy World Corporation Ltd. has agreed to fully fund the construction of the LNG plant in exchange for the entitlement to a fee of 14.5% of the proceeds from the sale of LNG from the LNG plant, less agreed deductions, and subject to adjustments based on timing and execution. We may, however, need to initially fund certain aspects of the LNG plant before EnergyWorld Corporation Ltd. provides funding.

Infrastructure required for the LNG project includes a jetty and breakwater for the LNG loading facility with expansion potential, and an approximately 50 mile (80 Km) pipeline from the Elk and Antelope fields to the coast. The wells and processed natural gas pipeline from the condensate stripping plant to the coast in the Gulf Province will be the responsibility of the owners of the Elk and Antelope fields, including us and our upstream partners.

Exploration and Development Activities

We intend to continue appraisal, exploration and development activities in the Elk and Antelope fields, the Bwata field and licensed areas in Papua New Guinea and, in particular, intends to drill production wells No. 3 and No. 4 in the Elk and Antelope fields, drill are appraised will in the Bwata field, drill exploration wells, obtain seismic and satisfy license obligations in compliance with its other Papua New Guinea license requirements.

Use of Proceeds

We intend to use the net proceeds from the sale of securities as follows:

(i) develop the infrastructure required for the LNG project, including an approximately 50 mile (80 Km) pipeline from the Elk and Antelope fields and the LNG plant(s) to be build at the Gulf Province and a jetty and breakwater for the LNG loading facility with expansion potential;

(ii) drill production wells No. 3 and No. 4 in the Elk and Antelope fields;

(iii) drill appraisal and exploration wells, obtain seismic and satisfy other licence obligations in compliance with its licence requirements, in addition to conducting related exploration activities;

(iv) the repayment of the $25 million term loan with Clarion Finanz AG, which matures in January 2011; and

(v) general corporate purposes.

Pending such use, we will invest the net proceeds from any offering of securities in short term investments. We will re-allocate the funds only for sound business reasons.

PRO FORMA EARNINGS COVERAGE

The following pro forma consolidated earnings coverage ratio is calculated for the twelve month period ended December 31, 2009, based on our audited consolidated financial statements, and for the twelve month period ended June 30, 2010, based on our unaudited consolidated financial statements. The following earnings coverage ratios give effect to the issue of the $61 million principal amount of 2.75% notes offered by this prospectus and the application of the proceeds therefrom solely to repay the Clarion Finanz AG term loan. See “Use of Proceeds” and “Consolidated Capitalization.” The earnings coverage ratios set out below do not purport to be indicative of earnings coverage ratios in any future period.

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Interest expense on long term debt(1)	$8,788	$4,841

Earnings Before Interest and Taxes(2) (“EBIT”)	$3,795	$(4,848)

Expected interest expense on long term debt(3)	$9,651	$9,630

Earnings coverage on long term debt(4)	0.39	(0.50)
Earnings requirement to achieve interest cover of 1:1(5)	$5,857	$14,478

Supplementary Earnings Coverage

In relation to the calculation of the Earnings Coverage Ratio for the year ended December 31, 2009 and twelve months ended June 30, 2010, there were some extraordinary items that impacted the results which when excluded from the calculation would result in the following coverage ratios:

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Interest expense on long term debt(1)	$8,788	$4,841

Adjusted Earnings Before Interest and Taxes(2) (“Adjusted EBIT”)	$28,141	$20,585

Expected interest expense on long term debt(3)	$9,651	$9,630

Earnings coverage on long term debt(4)	2.92	2.14
Earnings requirement to achieve interest cover of 1:1	$—	$—

Notes:

(1)	Interest expense on long term debt has not been adjusted from the reported interest expense for the respective periods. The amount has been disclosed on the face of the Consolidated Statement of Operations under ‘Long term borrowing costs’. ‘Long term borrowing costs’ also includes the interest on the portion of long term debt securities that are disclosed as current liabilities.

The interest on short term working capital facilities and short term debt security (Clarion Finanz AG secured term loan repayable in January 2011) are excluded from the interest expense on long term debt as these are repayable in the short term. To the extent an offering under this prospectus is completed by us prior to the repayment date, we intend to use a portion of the net proceeds from this offering to repay the Clarion Finanz secured term loan. The working capital facilities have been excluded from the ratio calculation as these amounts are drawn down and settled from revenue collections on a regular basis.

If the short term working capital facilities and short term debt security are classified as long term debt for the Earnings Coverage and Supplementary Earnings Coverage ratios above, by adding the respective $3,777 and $4,101 (each in thousands) interest expenses to the calculations, the resulting ratios would be as follows:

Earnings Coverage

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Earnings coverage on long term debt	0.56	(0.05)
Earnings requirement to achieve interest cover of 1:1	$5,857	$14,478

Supplementary Earnings Coverage

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Earnings coverage on long term debt	2.38	1.80
Earnings requirement to achieve interest cover of 1:1	$—	$—

(2)	Adjusted EBIT is a non-Canadian GAAP measure and has been calculated by adjusting EBIT for the following items:
During the second half of 2009, we bought a combined 4.8364% interest in the Indirect Participation Interest Agreement (“IPI Agreement”) (a non-financial liability relating to our obligation to drill certain exploration wells under the IPI Agreement) from two investors for $63.0 million which was settled by issuing 1,344,710 of our common shares. We adopted the extinguishment of the liability model to account for this transaction, based on which a loss of $31.7 million was incurred in the Consolidated Statement of Operations of the Company for the 12 month periods ended December 31, 2009 and June 30, 2010.

During the 2009 year, gains were also recognized in the Consolidated Statement of Operations of the Company on sale of exploration properties in relation to the conveyance accounting of certain interests within the IPI Agreement in accordance with the guidance under US GAAP ASC 932-360 paragraphs 55-8 and 55-9. The conveyance accounting resulted in recognition of a gain of $7.4 million for the year ended December 31, 2009 and $6.3 million for the 12 months ended June 30, 2010.
See “Non-Canadian GAAP Measures” in this prospectus. A reconciliation of Adjusted EBIT to EBIT is set forth below:

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Net income/(loss)	$6,083	$(1,361)

Add: Long term borrowing costs	$8,788	$4,841

Add: Income tax (income)/expense	$(11,076)	$(8,374)

EBIT(6)	$3,795	$(4,848)

(3)	The expected interest expense for the periods have been calculated by adjusting the ‘Long term borrowing costs’ for the expected interest expense on the convertible notes being issued as part of this prospectus supplement and the interest expense on 8% subordinated convertible debentures which were converted to common shares at various periods during the six months ended June 30, 2009.

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Long term borrowing costs	$8,788	$4,841

Add: Borrowing costs in relation to $61 million 2.75% convertible notes issued as part of this prospectus supplement. An effective interest rate of 7.85% has been used to perform these calculations	$4,789	$4,789

Less: Borrowing costs in relation to 8% subordinated convertible debentures which have been fully converted into Company’s common shares	$(3,925)	$—

Expected interest expense on long term debt	$9,651	$9,630

(4)	Earnings coverage on long-term debt on an earnings basis is equal to earnings before interest on long term debt and income tax expense divided by expected interest expense on long term debt. For purposes of calculating the interest coverage ratios set forth in this prospectus, long-term debt includes the current portion of long-term debt. The ratio has been calculated excluding the carrying charges for the working capital facilities and other short term interest obligations as this debt is reflected as current liabilities and is short term in nature.
(5)	Earnings requirement to achieve earnings coverage ratio of one-to-one discloses the dollar amount of net profit required to achieve a ratio of one-to-one.
(6)	EBIT is a non-Canadian GAAP measure and has been calculated by adding back ‘long term borrowing costs’ and ‘income tax’ expenses to the ’Net income/(loss)’ for the respective periods disclosed in the Consolidated Statement of Operations. See “Non-Canadian GAAP Measures” in this prospectus.

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

EBIT	$3,795	$(4,848)

Add: Extinguishment of IPI liability	$31,710	$31,710

Add: Conveyance accounting of IPI liability	$(7,364)	$(6,277)

Adjusted EBIT	$28,141	$20,585

CONSOLIDATED CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2010,

•	on an actual basis,

•	on an as adjusted basis to give effect to the sale of $61 million principal amount of convertible notes in this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” and

•	on a further adjusted basis to give effect to the concurrent sale of 2,434,785 common shares in a concurrent offering and the application of the proceeds therefrom as described under “Use of Proceeds.” This offering is not contingent on the completion of the concurrent offering.

	June 30, 2010
	Actual	As Adjusted	As Further Adjusted
	($000)

Cash and cash equivalents	$31,665	$89,615	$263,093
Long-term debt:(1)
Secured OPIC loans	$48,201	$48,201	$48,201
Mitsui unsecured loan	1,119	1,119	1,119
Convertible notes	—	45,450	45,450

Total debt	$49,320	$94,770	$94,770

Shareholders equity:(2)
Preferred shares — none outstanding	—	—	—
Common shares — 43,765,254 shares outstanding (actual); 43,765,254 shares (as adjusted); 46,200,039 shares as further adjusted	$622,277	$622,277	$795,755
Contributed surplus	$22,377	$22,377	$22,377
Accumulated other comprehensive income	$5,594	$5,594	$5,594
Conversion options	$13,271	$25,770	$25,770
Accumulated deficit	$(209,417)	$(209,417)	$(209,417)

Total shareholders’ equity	$454,102	$466,601	$640,079
Total capitalization	$503,422	$561,371	$734,849

(1)	In addition to the long-term debt shown in the table, InterOil had $57,632,682 borrowed under a working capital facility to finance feed stock for its refineries, which borrowings were classified as current liabilities. In addition, in August 2010, InterOil borrowed $25 million from Clarion Finanz AG which borrowings are due on January 31, 2011.
(2)	InterOil is authorized to issue an unlimited number of preferred shares and common shares. In addition to the outstanding shares of common stock, as of June 30, 2010, 2,058,540 common shares were reserved for issuance pursuant to awards issued under our equity incentive plans, 5,000 shares were reserved for issuance pursuant to an agreement with PIE in which PIE will exchange 5,000 shares of SPI for such common shares, and 473,813 shares were reserved for issuance upon the exchange features of our Indirect Participation Interest agreements.

PRICE RANGE OF INTEROIL COMMON SHARES AND DIVIDEND POLICY

Our common shares are listed and posted for trading on the New York Stock Exchange under the symbol “IOC.” The following table sets forth the high and low sale prices and the trading volumes for our common shares on a monthly basis as reported by the New York Stock Exchange for the twelve-month period before the date of this prospectus supplement.

			Volume
	Price Range		(Number of
	High	Low	Common Shares)

2010
November (through 4th)	$77.71	$71.18	2,828,534
October	$71.67	$64.64	12,748,100
September	$72.93	$59.15	12,293,500
August	$70.10	$55.35	12,986,500
July	$61.62	$44.40	12,899,600
June	$57.00	$42.60	17,672,300
May	$67.13	$41.67	26,529,200
April	$81.00	$66.24	22,725,300
March	$72.48	$57.22	31,494,700
February	$71.00	$57.18	23,487,500
January	$84.05	$58.29	34,208,100
2009
December	$78.43	$59.16	25,515,500
November	$58.02	$42.83	14,357,500

On November 4, 2010, the last trading day prior to the date of this prospectus supplement, the closing price of our common shares on the New York Stock Exchange was $75.79.

We have never paid cash dividends on our common shares, and we do not anticipate paying any cash dividends on our common shares in the foreseeable future. We currently plan to invest all available funds and future earnings in the operation and growth of our business. Our ability to make dividend payments in the future will depend on our future performance and liquidity.

PRIOR SALES

During the twelve-month period preceding the date of this prospectus supplement we issued the following common shares:

•	an aggregate of 359,650 common shares were issued from time to time upon the exercise of options;

•	an aggregate of 20,700 common shares were issued at various times upon the vesting of restricted stock units;

•	an aggregate of 881,261 common shares were issued at various times in the last twelve months at deemed issue prices ranging from $29.43 to $65.02 as part of an exchange of certain IPI percentage interests for our common shares; and

•	an aggregate of 199,677 common shares have been issued pursuant to the settlement agreement, dated August 31, 2010, as further described under “Legal Proceedings” in the accompanying base prospectus.

DESCRIPTION OF NOTES

We will issue the notes under an indenture between us and The Bank of New York Mellon Trust Company, N.A., as trustee (which we refer to as the “trustee”), dated as of August 6, 2008, together with the first supplemental indenture, to be dated as of November 10, 2010. We refer to the indenture as so supplemented as the “indenture.”

The following summary of the terms of the notes and the indenture does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the notes and the indenture. We will provide copies of the indenture and the notes to you upon request, and they will also be available for inspection at the office of the trustee. Those documents, and not this description, define your legal rights as a holder of the notes. In the case of any inconsistency between this description and the “Description of Debt Securities” in the accompanying base prospectus, this description will govern.

For purposes of this summary, the terms “InterOil,” “we,” “us” and “our” refer only to InterOil Corporation and not to any of its subsidiaries, unless we specify otherwise. Unless the context requires otherwise, the term “interest” as used in this prospectus supplement and the accompanying prospectus includes “additional interest” payable pursuant to the provisions of the second paragraph under the caption “— Events of Default” below.

General

We are offering $61 million aggregate principal amount of our Convertible Senior Notes due 2015 (the “notes”) (or $70 million if the underwriters exercise their over-allotment option in full). The notes will bear interest at a rate of 2.75% per annum payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2011, to holders of record at the close of business on the preceding May 1 and November 1, respectively, except as described below.

The notes we are offering:

•	will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	will be our unsecured indebtedness and are equal in right of payment to our other senior unsecured indebtedness as described under “— Ranking”;

•	will, subject to the fulfillment of certain conditions and during the periods described below, be redeemable, in whole or in part, by us at any time at a redemption price equal to (a) 100% of the principal amount of the notes we redeem plus (b) accrued and unpaid interest, if any, to, but excluding, the redemption date, plus (c) a “make-whole premium” as described below under “— Optional Redemption by InterOil;”

•	will be convertible by holders at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date into our common shares, cash, or a combination of cash and our common shares, at our election, as described below under “— Conversion Rights,” at an initial conversion rate of 10.4575 common shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $95.625 per common share);

•	will be subject to repurchase by us at the option of the holder upon a fundamental change, as described under “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date; and

•	will require us to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the notes as described below under “— Additional Amounts”, and will provide us with the option to redeem the notes rather than pay the additional amounts as described below under “— Redemption for Changes in Taxes”;

•	will bear additional interest if we fail to comply with the obligations we describe under the heading “— Reporting” below.

The notes mature on November 15, 2015. All cash payments on the notes will be made in U.S. dollars.

We will issue the notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof, without coupons. We will initially issue the notes as global securities in book-entry form, and notes may be issued in certificated form in only those circumstances described under “— Book-Entry, Delivery and Form — Certificated Notes.” We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to The Depository Trust Company, or DTC, or its nominee as registered owner of the global securities.

In the event the notes are in certificated form, you may convert notes at the office of the conversion agent, present notes for registration of transfer at the office of the registrar for the notes and present notes for payment at maturity at the office of the paying agent, and otherwise you must comply with applicable DTC procedures. We have appointed the trustee as the initial conversion agent, registrar and paying agent for the notes.

We will not provide a sinking fund for the notes. The indenture will not contain any financial covenants and will not limit our ability to incur additional indebtedness, including senior or secured indebtedness, pay dividends or repurchase our securities. In addition, the indenture will not provide any protection to holders of notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “— Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change,” “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change” and “— Consolidation, Merger and Sale of Assets” in this prospectus supplement.

If any payment date with respect to the notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.

Additional Notes

We may, without the consent of holders of the notes, increase the principal amount of the notes by issuing additional notes in the future on the same terms and conditions, except for any difference in the issue price and interest accrued prior to the issue date of the additional notes, and with the same CUSIP number as the notes offered hereby, provided that such additional notes constitute part of the same issue as the notes offered hereby for U.S. federal income tax purposes. The notes offered by this prospectus supplement and any such additional notes would rank equally and ratably and would be treated as a single series of debt securities for all purposes under the indenture.

Ranking

The notes will be our unsecured senior obligations and will rank equally with any current and future unsecured senior indebtedness. The notes will rank senior to all future indebtedness that is expressly subordinated to the notes, but will be effectively subordinated to any future secured indebtedness, to the extent of the assets securing such indebtedness.

We are a holding company that conducts substantially all of its operations and holds substantially all of its assets through its subsidiaries. As of June 30, 2010, we had $107.7 million aggregate principal amount of consolidated indebtedness (excluding trade payables), all of which was secured short-term and long-term debt of our subsidiaries (excluding intercompany indebtedness). The notes will be structurally subordinated to all existing and future liabilities, including secured debt, unsecured debt, trade payables and lease obligations, of our subsidiaries. Claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over claims by us and the holders of our indebtedness, including the notes. See “Risk Factors — The notes are unsecured, are effectively subordinated to all of our future secured indebtedness (to the extent of the assets securing such indebtedness) and are structurally subordinated to all current and future liabilities of our subsidiaries, including trade payables.”

The indenture will not limit the amount of additional indebtedness, including senior or secured indebtedness, which we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee.

Interest Payments

We will pay interest on the notes at a rate per annum set forth on the cover of this prospectus supplement payable semi-annually in arrears on each May 15 and November 15 of each year, beginning on May 15, 2011. Except as described below, we will pay interest that is due on an interest payment date to holders of record at the close of business on the preceding May 1 and November 1, respectively. Interest will accrue on the notes from, and including, November 10, 2010 or from, and including, the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. We will pay interest on the notes on the basis of a 360-day year consisting of twelve 30-day months.

If notes are converted after the close of business on a record date but prior to the open of business on the next interest payment date, holders of such notes at the close of business on the record date will, on the corresponding interest payment date, receive the full amount of the interest payable on such notes on that interest payment date notwithstanding the conversion. However, a holder who surrenders a note for conversion after the close of business on a record date but prior to the open of business on the next interest payment date must pay to the conversion agent, upon surrender, an amount equal to the full amount of interest payable on the corresponding interest payment date on the note so converted; provided that no such interest payment need be made:

•	if the note is surrendered for conversion after the close of business on the record date immediately preceding the maturity date;

•	if we have specified a fundamental change repurchase date or redemption date that is after a record date but on or prior to the next interest payment date, and the note is surrendered for conversion after the close of business on such record date and on or before the open of business on such interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

For a description of when we must pay additional interest, if any, see “— Events of Default.”

Conversion Rights

The notes may be surrendered for conversion at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding November 15, 2015. Holders of notes may, subject to prior maturity, redemption or repurchase, convert their notes in integral multiples of $1,000 in excess of $2,000 at an initial conversion rate of 10.4575 common shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $95.625 per share of common shares). The conversion rate, and thus the conversion price, will be subject to adjustment as described below. Except as described below, we will not make any payment or other adjustment on conversion with respect to any accrued interest on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest. Instead, accrued interest will be deemed to be paid by the consideration received by the holder upon conversion. As a result, accrued interest is deemed to be paid in full rather than cancelled, extinguished or forfeited. Upon conversion of the notes into a combination of cash and our common shares, accrued and unpaid interest will be deemed to be paid first out of the cash paid upon such conversion.

We will not issue fractional shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price (as defined below) of our common shares on the conversion date (if we elect to deliver solely our common shares to satisfy our conversion obligation, other than solely cash in lieu of fractional shares) or the volume-weighted average price of our common shares on the last trading day of the relevant cash settlement averaging period (as defined below under “— Settlement Upon Conversion”) (if we elect to pay cash to satisfy any or all of our conversion obligation).

In certain circumstances, a holder must, upon conversion, pay interest if the conversion occurs after the close of business on a record date and prior to the open of business on the next interest payment date. See “— Interest Payments” above. A note for which a holder has delivered a fundamental change repurchase notice, as described below, requiring us to repurchase the note may be surrendered for conversion only if the holder timely withdraws the notice in accordance with the indenture, unless we default in the payment of the fundamental change repurchase price.

Notes converted after the date we deliver a notice of redemption (and in the event of a partial redemption, such notes are selected by the trustee for redemption) will entitle the holders thereof to receive a make-whole premium payment as described under “— Optional Redemption by InterOil.”

“Closing sale price” on any date means the per share price of our common shares on such date, determined (i) on the basis of the closing per share sale price (or if no closing per share sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal U.S. national or regional securities exchange on which our common shares are listed; or (ii) if our common shares are not listed on a U.S. national or regional securities exchange, as reported by Pink OTC Markets Inc. or a similar organization; provided that the closing sale price will be determined without regard to after-hours trading or extended market making; provided further, that, in the event our common shares are not so listed or reported, the board of directors will, in its good faith and reasonable determination, determine the closing sale price.

Conversion Procedures

To convert its note into our common shares, cash or a combination of cash and our common shares, as the case may be, a holder must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date a holder complies with these requirements is the “conversion date” under the indenture. If a holder holds a beneficial interest in a global note, to convert such note, a holder must comply with the last two requirements listed above and comply with DTC’s procedures for converting a beneficial interest in a global note. A holder receiving our common shares upon conversion will not be entitled to any rights as a holder of our common shares, including, among other things, the right to vote and receive dividends and notices of shareholder meetings, until the close of business on the conversion date (if we deliver solely our common shares in respect of our conversion obligation, other than solely cash in lieu of fractional shares) or the close of business on a trading day of the applicable cash settlement averaging period in respect of which such common shares are to be delivered (if we deliver cash in respect of a portion (but not all) of our conversion obligation, other than solely cash in lieu of any fractional share).

Settlement Elections

Upon conversion of the notes, we will pay or deliver, as the case may be, to holders, at our election, our common shares (together with cash in lieu of any fractional share), cash or a combination of cash and our common shares (together with cash in lieu of any fractional share) in satisfaction of our conversion obligation.

We will inform the applicable holders through the trustee of the method we choose to satisfy our obligation upon conversion (and the cash percentage or the specified cash amount (as defined below under “— Cash Settlement Notices”), as applicable), as follows:

•	in respect of notes to be converted during the period beginning on, and including, the 22nd business day immediately preceding the maturity date for the notes and ending on, and including, the business day immediately preceding such maturity date, no later than the 23rd business day immediately preceding the maturity date; and

•	in all other cases, no later than two business days following the applicable conversion date.

If we do not give any notice within the time periods described as to how we intend to settle, we will satisfy our conversion obligation by delivering solely our common shares (other than any cash in lieu of fractional shares).

Upon surrender of your notes for conversion, we will deliver cash, our common shares or a combination thereof as described below under “— Settlement Upon Conversion.”

Cash Settlement Notices

If we choose to satisfy a portion (but not all) of our conversion obligation in cash, other than solely cash in lieu of any fractional share, we will notify holders as described above of the amount to be satisfied in cash either as a percent of the conversion obligation (the “cash percentage”) or as a fixed dollar amount per $1,000 principal amount of notes (the “specified cash amount”). If we choose to satisfy a portion (but not all) of our conversion obligation in cash (other than solely cash in lieu of any fractional share), and we fail to timely notify converting holders of the cash percentage or specified cash amount, as applicable, the specified cash amount will be deemed to be $1,000 for such conversion date.

We will treat all converting holders with the same conversion date in the same manner. Except for any conversions that occur on or after the 22nd business day immediately preceding the maturity date, we will not have any obligation to settle conversions occurring on different conversion dates in the same manner. That is, we may choose with respect to one conversion date to settle by delivering solely our common shares and choose with respect to another conversion date to settle by paying cash or paying or delivering, as the case may be, a combination of cash and our common shares.

Settlement Upon Conversion

If we elect to settle a conversion of notes by delivering solely our common shares (other than solely cash in lieu of fractional shares), such settlement will occur within three business days of the relevant conversion date.

Except in connection with certain make-whole fundamental changes described in clause (2)(iii) of the definition of change in control, where the consideration is comprised entirely of cash as described under “— The Increase in the Conversion Rate,” settlements made entirely or partially in cash (other than solely cash in lieu of fractional shares) will occur on the third business day following the final trading day of the applicable cash settlement averaging period.

The amount of cash and number of our common shares, as the case may be, due upon conversion will be determined as follows:

1. if we elect to satisfy the entire conversion obligation by delivering our common shares, we will deliver to the converting holder a number of our common shares equal to (i) (A) the aggregate principal amount of notes converted, divided by (B) $1,000, multiplied by (ii) the conversion rate in effect on the relevant conversion date (provided that we will deliver cash in lieu of fractional shares as described above);

2. if we elect to satisfy the entire conversion obligation in cash, we will pay to the converting holder, for each $1,000 principal amount of notes converted, cash in an amount equal to the sum of the daily conversion values (as defined below) for each of the 20 consecutive trading days in the relevant cash settlement averaging period; and

3. if we elect to satisfy the conversion obligation by paying or delivering, as the case may be, a combination of cash and our common shares, we will pay or deliver to the converting holder, for each $1,000 principal amount of notes converted, cash and our common shares, if any, equal to the sum of the daily settlement amounts (as defined below) for each of the 20 consecutive trading days in the relevant cash settlement averaging period.

The “daily settlement amount” for each of the 20 consecutive trading days in the cash settlement averaging period will consist of

•	if we have provided notice with a cash percentage:

1. cash equal to (i) the cash percentage times (ii) the daily conversion value (such product the “cash percentage amount”); and

2. a number of our common shares equal to (i) the difference between the daily conversion value and the cash percentage amount, divided by (ii) the volume-weighted average price of our common shares on such trading day; or

•	if we have provided notice of a specified cash amount per note:

1. cash equal to the lesser of (i) the specified cash amount per note, divided by 20 (such quotient being referred to as the “daily measurement value”) and (ii) the daily conversion value; and

2. to the extent the daily conversion value exceeds the daily measurement value, a number of our common shares equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the volume-weighted average price of our common shares on such trading day.

“Daily conversion value” means, for each of the 20 consecutive trading days in the cash settlement averaging period, one-twentieth (1/20th) of the product of (i) the applicable conversion rate and (ii) the volume-weighted average price of our common shares on such trading day.

The “volume-weighted average price” per share of our common shares on any trading day means such price as displayed on Bloomberg (or any successor service) page IOC.N <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume- weighted average price means the market value per share of common shares on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

The “cash settlement averaging period” means:

•	with respect to any conversion date occurring on or after the 22nd business day immediately preceding the maturity date, the 20 consecutive trading day period beginning on, and including, the 22nd business day immediately preceding the maturity date; or

•	in all other cases, the 20 consecutive trading day period beginning on, and including, the third business day immediately following the relevant conversion date.

“Trading day” means, with respect to our common shares or the relevant security, a day during which (i) trading in our common shares or such other security generally occurs on The New York Stock Exchange or, if our common shares or such other security is not then listed on The New York Stock Exchange, on the principal other United States national or regional securities exchange on which our common shares or such other security is then listed or, if our common shares or such other security is not then listed on a United States national or regional securities exchange, on the principal other market on which our common shares or such other security is then traded, and (ii) a market disruption event (as defined below) has not occurred; provided that if our common shares or such other security is not listed for trading or quotation on or by any securities exchange, bureau or other organization, “trading day” will mean any business day.

“Market disruption event” means:

for purposes of determining amounts due upon conversion:

failure by the primary United States national or regional securities exchange or market on which our common shares or the relevant securities are listed or admitted to trading to open for trading during its regular trading session; or

the occurrence or existence prior to 1:00 p.m., New York City time, on any scheduled trading day for our common shares or the relevant securities for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in our common shares (or the relevant securities) or in any options, contracts or future contracts relating to our common shares (or the relevant securities); and

for all other purposes, if our common shares are listed for trading on the New York Stock Exchange or another U.S. national or regional securities exchange, the occurrence or existence during the one-half hour period ending on the scheduled close of trading on any trading day of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common shares or in any options, contracts or future contracts relating to our common shares.

“Scheduled trading day” means, with respect to our common shares or the relevant security, a day that is scheduled to be a trading day on the primary United States national securities exchange or market on which our common shares or the relevant securities are listed or admitted for trading. If our common shares or the relevant securities are not so listed or admitted for trading, “scheduled trading day” means any business day.

Adjustments to the Conversion Rate

The applicable conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

1. If we issue our common shares as a dividend or distribution on our common shares, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’	=	CR0 x	OS’

OS0

where,

CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;
CR’	=	the conversion rate in effect immediately after the open of business on the ex-date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;
OS0	=	the number of our common shares outstanding immediately prior to the open of business on the ex-date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be; and
OS’	=	the number of our common shares outstanding immediately after such dividend or distribution, or such share split or share combination, as the case may be.

Any adjustment made under this clause (1) shall become effective immediately after the open of business on the ex-date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, the conversion rate shall be immediately readjusted, effective as of the date our board of directors determines not to pay such dividend or distribution to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

2. If we distribute to all or substantially all holders of our common shares any rights, options or warrants entitling them, for a period expiring not more than 45 days immediately following such distribution, to purchase or subscribe for our common shares at a price per share less than the average of the closing sale prices of our common shares over the 10 consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such distribution, the conversion rate will be increased based on the following formula:

CR’	=	CR0 x	OS0 + X

OS0 + Y

CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-date for such distribution;
CR’	=	the conversion rate in effect immediately after the open of business on the ex-date for such distribution;
OS0	=	the number of our common shares outstanding immediately prior to the open of business on the ex-date for such distribution;
X	=	the total number of our common shares issuable pursuant to such rights, options or warrants; and
Y	=	the number of our common shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the average of the closing sale prices of our common shares over the 10 consecutive trading-day period ending on the trading day immediately preceding the announcement date for such distribution.

Any increase made under this clause (2) will be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the open of business on the ex-date for such distribution. To the extent that common shares are not delivered after the expiration of such rights, options or warrants, the conversion rate shall be readjusted to the conversion rate that would then be in effect had the increase with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of common shares actually delivered. If such rights, options or warrants are not so distributed, the conversion rate shall be decreased to be the conversion rate that would then be in effect if such ex-date for such distribution had not occurred.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase our common shares at less than such average of the closing sale prices for the 10 consecutive trading-day period ending on the trading day immediately preceding the announcement date for such distribution, and in determining the aggregate offering price of such common shares, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by our board of directors.

3. If we distribute shares of our capital stock, evidences of our indebtedness or other assets, securities or property of ours to all or substantially all holders of our common shares, excluding:

•	dividends or distributions referred to in clause (1) and clause (2) above;

•	dividends or distributions paid exclusively in cash referred to in clause (4) below; and

•	spin-offs to which the provisions set forth in the last two paragraphs of this clause (3) shall apply,

•	then the conversion rate will be increased based on the following formula:

CR’	=	CR0 x	SP0

SP0 – FMV

where,

CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-date for such distribution;
CR’	=	the conversion rate in effect immediately after the open of business on the ex-date for such distribution;
SP0	=	the average of the closing sale prices of our common shares over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-date for such distribution; and
FMV	=	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets, securities or property distributable with respect to each outstanding share of our common shares on the ex-date for such distribution.

Any increase made under the portion of this clause (3) above will become effective immediately after the open of business on the ex-date for such distribution. If such distribution is not so paid or made, the conversion rate shall be decreased to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

If “FMV” (as defined above) is equal to or greater than the “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, for each $1,000 principal amount of notes, at the same time and upon the same terms as holders of our common shares, the amount and kind of our capital stock, evidences of our indebtedness, other assets, securities or property of ours that such holder would have received as if such holder owned a number of common shares equal to the conversion rate in effect on the ex-date for the distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common shares of capital stock of any class or series, or similar equity interests, of or relating to an affiliate of ours or other business unit where such capital stock or similar equity interest is listed or quoted (or will be listed or quoted upon consummation of the spin-off (as defined below)) on a U.S. national securities exchange, which we refer to as a “spin-off,” the conversion rate will be increased based on the following formula:

CR’	=	CR0 x	FMV + MP0

MP0

where,

CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-date for the spin-off;
CR’	=	the conversion rate in effect immediately after the open of business on the ex-date for the spin-off;
FMV	=	the average of the closing sale prices of the capital stock or similar equity interest distributed to holders of our common shares applicable to one share of our common shares over the 10 consecutive trading-day period immediately following, and including, the effective date for the spin-off; and
MP0	=	the average of the closing sale prices of our common shares over the 10 consecutive trading-day period immediately following, and including, the effective date for the spin-off.

The adjustment to the conversion rate under the preceding paragraph shall become effective at the open of business on the ex-date for the spin-off, and including, the effective date for the spin-off; provided that, for purposes of determining the conversion rate, in respect of any conversion during the 10 trading days following, and including, the effective date of any spin-off, references within the portion of this clause (3) related to “spin-offs” to 10 consecutive trading days shall be deemed replaced with such lesser number of consecutive trading days as have elapsed between the effective date of such spin-off and the relevant conversion date. If one or more trading days of any cash settlement averaging period occurs on or after the ex-dividend date for a spin-off, but on or prior to the effective date for such spin-off, such cash settlement averaging period will be suspended on the first such trading day and will resume on the second trading day of the valuation period for such spin-off, with references in the above definitions to 10 trading days deemed replaced with references to one (1) trading day.

4. If cash dividend or distribution is made to all or substantially all holders of our common shares, the conversion rate will be increased based on the following formula:

CR’	=	CR0 x	SP0

SP0 − C

where,

CR0	=	the conversion rate in effect immediately prior to the open of business on the ex-date for such dividend or distribution;
CR’	=	the conversion rate in effect immediately after the open of business on the ex-date for such dividend or distribution;
SP0	=	the average of the closing sale prices of our common shares over the 10 consecutive trading-day period immediately preceding the ex-date for such dividend or distribution; and
C	=	the amount in cash per share of our common shares we distribute to holders of our common shares.

Such increase shall become effective immediately after the open of business on the ex-date for such dividend or distribution. If such dividend or distribution is not so paid, the conversion rate shall be decreased to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, for each $1,000 principal amount of notes, at the same time and upon the same terms as holders of our common shares, the amount of cash that such holder would have received as if such holder owned a number of our common shares equal to the conversion rate on the ex-date for such cash dividend or distribution.

5. If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common shares, if the cash and value of any other consideration included in the payment per share of our common shares exceeds the average of the closing sale prices of our common shares over the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR’	=	CR0 x	AC + (SP’ x OS’)

OS0 x SP’

where,

CR0	=	the conversion rate in effect immediately prior to the open of business on the trading day next succeeding the date such tender or exchange offer expires;
CR’	=	the conversion rate in effect immediately after the open of business on the trading day next succeeding the date such tender or exchange offer expires;
AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors or a committee thereof) paid or payable for our common shares purchased in such tender or exchange offer;
OS0	=	the number of our common shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to such tender offer or exchange offer);
OS’	=	the number of our common shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and
SP’	=	the average of the closing sale prices of our common shares over the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the date such tender or exchange offer expires.

The increase to the conversion rate under the preceding paragraph will occur at the open of business on the trading day immediately following, the date such tender or exchange offer expires; provided that, for purposes of determining the conversion rate, in respect of any conversion during the 10 trading days immediately following, the date that any such tender or exchange offer expires, references within this clause (5) to 10 consecutive trading days shall be deemed replaced with such lesser number of consecutive trading days as have elapsed between the date such tender or exchange offer expires and the relevant conversion date. If one or more trading days of any cash settlement averaging period occurs on or after the trading day immediately following the date the tender or exchange offer expires, such cash settlement averaging period will be suspended on the first such trading day and will resume on the second trading day immediately following the date the tender or exchange offer expires, with references in the above definitions to 10 trading days deemed replaced with references to one (1) trading day.

The “ex-date” is the first date on which our common shares trades on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question from us or, if applicable, from the seller of our common shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

The indenture does not require us to adjust the conversion rate for any of the transactions described in the clauses above (other than for share splits or share combinations) if we make provision for each holder of the notes to participate in the transaction, at the same time as holders of our common shares participate, without conversion, as if such holder held a number of our common shares equal to the conversion rate in effect on the “ex-date” or effective date, as the case may be, for such transaction, multiplied by the principal amount (expressed in thousands) of notes held by such holder.

We will not adjust the conversion rate pursuant to the clauses above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment and, on December 31 of each year, and with respect to any notes that are subject to conversion, we will give effect to all adjustments that we have otherwise deferred pursuant to this provision, and those adjustments will no longer be carried forward and taken into account in any subsequent adjustment. Adjustments to the conversion rate will be calculated to the nearest 1/10,000th.

To the extent permitted by law and the continued listing requirements of the New York Stock Exchange, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 business days or any longer period permitted or required by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to registered holders at least 15 days before the day the increase commences. In addition, we may, but are not obligated to, increase the conversion rate as we determine to be advisable in order to avoid or diminish taxes to recipients of certain distributions.

If any present or future rights plan (i.e., a poison pill) adopted by us is in effect, upon conversion of the notes, you will receive, in addition to any of our common shares that are otherwise due upon conversion, the rights under such future rights plan in respect of such common shares, unless the rights have separated from our common shares at the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if we had distributed to all holders of our common shares, shares of our capital stock, evidences of indebtedness or other assets, securities or property as described in clause (3) under “— Adjustments to the Conversion Rate” above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	a taxable distribution to holders of common shares which results in an adjustment to the conversion rate; or

•	an increase in the conversion rate at our discretion,

the U.S. holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. This generally would occur, for example, if we adjust the conversion rate to compensate holders for cash dividends on our common shares and could also occur if we make other distributions of cash or property to our shareholders. See “Certain United States Federal Income Tax Considerations.”

Events That Will Not Result in Adjustment

The conversion rate will not be adjusted:

•	upon the issuance of any our common shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities;

•	upon the issuance of any our common shares, restricted stock or restricted stock units, non-qualified stock options, incentive stock options or any other options or rights (including stock appreciation rights) to purchase our common shares pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, us or any of our subsidiaries;

•	upon the issuance of any of our common shares pursuant to any option, warrant, indirect participation interest, right or exercisable, exchangeable or convertible security not described in the preceding bullet point and outstanding as of the date the notes were first issued (for the avoidance of doubt, this includes the 5,000 shares in SP InterOil LDC held by PIE Corp);

•	upon the repurchase of any of our common shares pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described in “— Adjustments to the Conversion Rate”; or

•	for a change in the par value of our common shares.

Change in the Conversion Right Upon Certain Reclassifications, Business Combinations and Asset Sales

If we:

•	reclassify our common shares (other than a change only in par value, or from par value to no par value, or from no par value to par value, or a change as a result of a subdivision or combination of our common shares);

•	are party to a consolidation, merger or binding share exchange; or

•	sell, transfer, lease, convey or otherwise dispose of all or substantially all of our consolidated property or assets;

in each case pursuant to which our common shares would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then, if a holder converts its notes on or after the effective date of any such transaction, subject to our right to settle all or a portion of our conversion obligation with respect to such notes in cash (other than solely cash in lieu of any fractional share) as described above under “— Settlement Upon Conversion,” the notes will be convertible into the same type (in the same proportions) of consideration received by holders of our common shares in the relevant event (which we refer to as the “reference property”). However, at and after the effective time of the transaction, (i) we will continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of such notes, as set forth under “— Settlement Elections” and (ii)(x) any amount payable in cash upon conversion of the notes as set forth under “— Settlement Upon Conversion” will continue to be payable in cash, (y) any of our common shares that we would have been required to deliver upon conversion of the notes as set forth under “— Settlement Upon Conversion” will instead be deliverable in the amount and type of reference property that a holder of that number of our common shares would have received in such transaction and (z) the volume-weighted average price for purposes of the provisions set forth under “— Settlement Upon Conversion” above will be calculated based on the value of a unit of reference property that a holder of one share of our common shares would have received in such transaction. If the transaction causes our common shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common shares that affirmatively make such an election. We will notify holders of the weighted average as soon as practicable after such determination is made. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each note would be convertible solely into cash and would no longer be potentially convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. There is no precise, established definition of the phrase “all or substantially all of our consolidated property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our consolidated property or assets.

Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change

If, prior to the maturity date, “make-whole fundamental change” (as defined below) occurs and a holder elects to convert its notes in connection with such make-whole fundamental change, then, as described below under “— The Increase in the Conversion Rate,” we will increase the conversion rate applicable to notes that are surrendered for conversion at any time from, and including, the effective date of the make-whole fundamental change to, and including, the close of business on the business day immediately prior to the related fundamental change repurchase date (or if a make-whole fundamental change is not a fundamental change, the 30th business day after the effective date of the make-whole fundamental change). We refer to this period as the “make-whole conversion period.”

A “make-whole fundamental change” means any transaction or event that constitutes a fundamental change described under “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change” (but without giving effect to the first proviso to clause 2(iii) of the definition of “change in control” and excluding clause (3) of that definition).

We will mail to registered holders, at their addresses appearing in the security register, notice of, and we will publicly announce, through a reputable national newswire service in the United States, the effective date of any make-whole fundamental change. We must make this mailing and announcement as soon as practicable, but not later than three business days, after the effective date of the make-whole fundamental change.

The Increase in the Conversion Rate

In connection with the make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the “applicable price.” If the make-whole fundamental change is a transaction or series of related transactions described in clause (2)(iii) of the definition of change in control, and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common shares in the change in control consists solely of cash, then the “applicable price” will be the cash amount paid per share of common shares in the change in control. In all other cases, the “applicable price” will be the average of the closing sale prices per share of common shares for the five consecutive trading days immediately preceding, but excluding, the relevant effective date. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex-date” of the event occurs, at any time during those five consecutive trading days.

Upon surrender of notes for conversion in connection with a make-whole fundamental change, we will, at our option, satisfy our conversion obligation by delivering or paying, as the case may be, units of reference property (together with cash in lieu of any fractional share), cash or a combination of cash and units of reference property (together with cash in lieu of any fractional share) as described under “— Settlement Elections.” However, if the consideration for our common shares in any make-whole fundamental change described in clause (2)(iii) of the definition of change in control is comprised entirely of cash, for any conversion of notes following the effective date of such make-whole fundamental change, the conversion obligation will be calculated based solely on the applicable price for the transaction and will be deemed to be an amount equal to, per $1,000 principal amount of converted notes, the applicable conversion rate (including any adjustment as described in this section), multiplied by such applicable price. In such event, the cash due upon conversion will be determined and paid to holders in cash on the third business day following the relevant conversion date.

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to the notes that are converted during the make-whole conversion period. The increased conversion rate will be used to determine the number of our common shares and/ or amount of cash, if any, due upon conversion, as described under “— Settlement Upon Conversion” above. If an event occurs that requires an adjustment to the conversion rate, we will, on the date we must adjust the conversion rate, adjust each applicable price set forth in the first column of the table below at the same time the conversion rate is so adjusted by multiplying the applicable price in effect immediately before the adjustment by a fraction:

•	whose numerator is the conversion rate in effect immediately before the adjustment; and

•	whose denominator is the adjusted conversion rate.

In addition, we will adjust the number of additional shares in the table below at the same time, in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “— Adjustments to the Conversion Rate.”

	Applicable Price
Effective Date	75.00	80.00	85.00	90.00	100.00	110.00	120.00	130.00	140.00	150.00	175.00	200.00	225.00	250.00

November 10, 2010	2.8758	2.7333	2.3935	2.1099	1.6692	1.3498	1.1126	0.9325	0.7932	0.6832	0.4915	0.3700	0.2871	0.2269
November 15, 2011	2.8758	2.7046	2.3384	2.0352	1.5708	1.2415	1.0027	0.8258	0.6924	0.5893	0.4160	0.3106	0.2403	0.1900
November 15, 2012	2.8758	2.6234	2.2277	1.9037	1.4167	1.0820	0.8476	0.6802	0.5585	0.4678	0.3230	0.2398	0.1860	0.1479
November 15, 2013	2.8758	2.4691	2.0375	1.6896	1.1821	0.8507	0.6321	0.4857	0.3863	0.3166	0.2147	0.1607	0.1265	0.1019
November 15, 2014	2.8758	2.2306	1.7386	1.3524	0.8216	0.5126	0.3367	0.2368	0.1797	0.1452	0.1022	0.0803	0.0652	0.0534
November 15, 2015	2.8758	2.0425	1.3072	0.6536	—	—	—	—	—	—	—	—	—	—

The exact applicable price and effective date may not be as set forth in the table above, in which case:

•	if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the higher and lower applicable prices, or for the earlier and later effective dates based on a 365-day year, as applicable;

•	if the actual applicable price is greater than $250.00 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), we will not increase the conversion rate; and

•	if the actual applicable price is less than $75.00 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), we will not increase the conversion rate.

However, we will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 13.3333 shares per $1,000 principal amount of notes. We will adjust this maximum conversion rate in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “— Adjustments to the Conversion Rate.”

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

Redemption for Changes in Taxes

We may redeem the notes, in whole but not in part, at our discretion at any time upon giving not less than 30 nor more than 60 days’ prior notice to the holders of the notes (which notice will be irrevocable and given in accordance with the procedures described in “— Optional Redemption by InterOil”), at a redemption price equal to the principal amount thereof, together with accrued and unpaid interest, if any, to but not including the date fixed by us for redemption (a “Tax Redemption Date”) and all Additional Amounts (if any) then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts (if any) in respect thereof), if on the next date on which any amount would be payable in respect of the notes, we are or would be required to pay Additional Amounts, and we cannot avoid any such payment obligation by taking reasonable measures available (including, for the avoidance of doubt, the appointment of a new paying agent), and the requirement arises as a result of:

1.	any change in, or amendment to, the laws (or any regulations, or rulings promulgated thereunder) of Canada or any Canadian province affecting taxation which change or amendment has not been publicly announced as formally proposed before and which becomes effective on or after the issue date of the notes; or

2.	any change in, or amendment to, the existing official position or the introduction of an official position regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction or a change in published practice), which change, amendment, application or interpretation has not been publicly announced as formally proposed before and becomes effective on or after the issue date of the notes.

We will not give any such notice of redemption earlier than 60 days prior to the earliest date on which we would be obligated to make such payment or withholding if a payment in respect of the notes were then due, and at the time such notice is given, the obligation to pay Additional Amounts must remain in effect. Prior to the publication or, where relevant, mailing of any notice of redemption of the notes pursuant to the foregoing, we will deliver the trustee an opinion of independent tax counsel, the choice of such counsel to be subject to the prior written approval of the trustee (such approval not to be unreasonably withheld) to the effect that there has been such change or amendment which would entitle us to redeem the notes hereunder. In addition, before we publish or mail notice of redemption of the notes as described above, we will deliver to the trustee an officers’ certificate to the effect that we cannot avoid our obligation to pay Additional Amounts by taking reasonable measures available to us.

The trustee will accept such officers’ certificate and opinion of counsel as sufficient evidence of the existence and satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the holders.

Additional Amounts

All payments made by us under or with respect to the notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, assessment, or other governmental charge of whatever nature imposed, levied, collected, withheld or assessed (including any penalties and interest related thereto) (“Taxes”) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of Canada, any province or territory thereof or, in each case, any agency or authority therein or thereof (“Canadian Taxes”), will at any time be required to be made from any payments made under or with respect to the notes, including, without limitation, payments of principal, redemption price, purchase price, interest or premium, we will make such withholdings or deduction and pay as additional interest such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each holder or beneficial owner of notes after such withholding, deduction or imposition (including any such withholding, deduction or imposition from such Additional Amounts) will equal the respective amounts that would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no Additional Amounts will be payable with respect to:

1.	any Canadian Taxes to the extent such Canadian Taxes would not have been imposed but for the holder or beneficial owner of notes not dealing at arm’s length with us at the relevant time within the meaning of the Income Tax Act (Canada) (the “Tax Act”) other than merely as a result of purchasing and holding a note;

2.	any Canadian Taxes to the extent such Canadian Taxes would not have been imposed but for the holder or the beneficial owner of the notes being a citizen or resident or national of, or incorporated in Canada or having any other present or former connection with Canada other than the mere acquisition, holding, exercise or enforcement of rights, or receipt of payment in respect of the notes;

3.	any Canadian Taxes to the extent such Canadian Taxes are imposed or withheld as a result of the failure of the holder of the note or beneficial owner of the notes to comply, to the extent such holder is legally entitled, with any reasonable written request, made by us to that holder or beneficial owner in writing at least 90 days before any such withholding or deduction would be payable, to provide information concerning the nationality, residence or identity of such holder or beneficial owner or to make any valid and timely declaration or similar claim or satisfy any certification information or other reporting requirement, which is required or imposed by a statute, treaty, regulation or administrative practice of Canada as a precondition to any exemption from or reduction in all or part of such Taxes; and

4.	any Canadian Taxes to the extent such Canadian Taxes were imposed as a result of the presentation of a note for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the note been presented on the last day of such 30 day period);

If we become obligated to pay Additional Amounts with respect to any payment under or with respect to the notes, we will deliver to the trustee on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case we will notify the trustee promptly thereafter) an officers’ certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The officers’ certificate must also set forth any other information reasonably necessary to enable the paying agents to pay Additional Amounts to holders on the relevant payment date. The trustee shall be entitled to rely solely or such officers’ certificate as conclusive proof that such payments are necessary. We will provide the trustee with documentation reasonably satisfactory to the trustee evidencing the payment of Additional Amounts.

We will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. Upon request, we will provide to the trustee an official receipt or, if official receipts are not obtainable, other documentation reasonably satisfactory to the Trustee evidencing the payment of any Taxes so deducted or withheld. We will attach to each certified copy or other document a certificate stating the amount of such Taxes paid per $1,000 principal amount of the notes then outstanding. Upon request, copies of those receipts or other documentation, as the case may be, will be made available by the trustee to the holders of the notes.

Whenever in the indenture, the notes, or in this “Description of Notes” there is mentioned, in any context, the payment of amounts based upon the principal amount of the notes or of principal, interest or of any other amount payable under, or with respect to, any of the notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The above obligations will survive termination, defeasance or discharge of the indenture, any transfer by a holder or beneficial owner of its notes and will apply mutatis mutandis to any jurisdiction in which any successor person to us or any guarantor is incorporated, engaged in business or resident for tax purposes or any jurisdiction from or through which such person makes any payment on the notes (or any note guarantee) and any department or political subdivision thereof or therein.

Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change

If a “fundamental change” (as described below) occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 in excess of $2,000, at a price equal to 100% of the principal amount of the notes to be repurchased, plus, except as described below, any accrued and unpaid interest, including additional amounts, if any, to, but excluding, the “fundamental change repurchase date” (as described below). However, if the fundamental change repurchase date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the full amount of interest due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date, and the fundamental change repurchase price will not include any accrued and unpaid interest.

We must repurchase the notes on a date of our choosing, which we refer to as the “fundamental change repurchase date.” However, the fundamental change repurchase date shall be no later than 35 business days, and no earlier than 20 business days, after the date we mail the relevant notice of the fundamental change, as described below.

Within 20 business days after the occurrence of a fundamental change, we must mail to all registered holders of notes at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the fundamental change. We must also publicly release, through a reputable national newswire service, a notice of the fundamental change. The notice must state, among other things:

•	the events causing the fundamental change;

•	the date of the fundamental change;

•	the fundamental change repurchase date;

•	the last date on which a holder may exercise its fundamental change repurchase right, which will be the business day immediately preceding the fundamental change repurchase date;

•	the fundamental change repurchase price;

•	the names and addresses of the paying agent and the conversion agent;

•	the procedures that a holder must follow to exercise its fundamental change repurchase right;

•	the conversion rate and any adjustments to the conversion rate that will result from the fundamental change; and

•	that notes with respect to which a holder has delivered a fundamental change repurchase notice may be converted, if otherwise convertible, only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture.

To exercise the repurchase right, a holder must deliver a written fundamental change repurchase notice to the paying agent no later than the close of business on the business day immediately preceding the fundamental change repurchase date. This written notice must state:

•	the certificate numbers of the notes that the holder will deliver for repurchase, if they are in certificated form;

•	the principal amount of the notes to be repurchased, which must be an integral multiple of $1,000 in excess of $2,000; and

•	that the notes are to be repurchased by us pursuant to the fundamental change provisions of the indenture.

A holder may withdraw any fundamental change repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state:

•	the name of the holder;

•	a statement that the holder is withdrawing its election to require us to repurchase its notes;

•	the certificate numbers of the notes being withdrawn, if they are in certificated form;

•	the principal amount of notes being withdrawn, which must be an integral multiple of $1,000; and

•	the principal amount, if any, of the notes previously surrendered that remain subject to the fundamental change repurchase notice, which must be an integral multiple of $1,000 in excess of $2,000.

If the notes are not in certificated form, the above notices must comply with appropriate DTC procedures.

We will pay the fundamental change repurchase price no later than the later of the fundamental change repurchase date and the time of book-entry transfer or delivery of the note, together with necessary endorsements.

If the paying agent holds on the fundamental change repurchase date money sufficient to pay the fundamental change repurchase price due on all notes surrendered for repurchase in accordance with the terms of the indenture, then, on and after the fundamental change repurchase date, such notes will cease to be outstanding and interest on such notes will cease to accrue, whether or not the book-entry transfer of the notes is made or whether or not the holder delivers the notes to the paying agent. Thereafter, all other rights of the relevant holders terminate, other than the right to receive the fundamental change repurchase price upon book-entry transfer or delivery of the note.

A “fundamental change” will be deemed to occur upon the occurrence of a “change in control” or a “termination of trading.”

A “change in control” will be deemed to occur at such time as:

any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)) is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total outstanding voting power of all classes of our capital shares entitled to vote generally in the election of directors (“voting stock”);

(i) there occurs any recapitalization, reclassification or change of our common shares (other than changes resulting from a subdivision or combination) as a result of which our common shares would be converted into, or exchanged for, stock, other securities, other property or assets (other than a recapitalization, reclassification or change of our common shares which is effected solely to (x) change our jurisdiction of incorporation into a jurisdiction within the United States of America or Canada or (y) change from par value to no par value; and in either case results in reclassification, conversion or exchange of our outstanding common shares solely into common shares of the surviving entity or any recapitalization); (ii) there occurs a sale, transfer, lease or conveyance of all or substantially all of our consolidated property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act); or (iii) we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us; provided that such consolidation or merger shall not be a change in control if the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such consolidation or merger “beneficially own,” directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation’s voting stock representing at least a majority of the total outstanding voting power of all outstanding classes of voting stock of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to such consolidation or merger; and provided further that such consolidation or merger shall not be a change in control if both of the following conditions are satisfied:

at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such consolidation or merger consists of common shares and any associated rights listed and traded on the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors) (or which will be so listed and traded when issued or exchanged in connection with such consolidation or merger); and

as a result of such consolidation or merger, the notes become convertible solely into such consideration (subject to our right to deliver cash in respect of all or a portion of our conversion obligation as described above under “— Conversion Rights — Settlement Upon Conversion”);

the following persons (the “continuing directors”) cease for any reason to constitute a majority of our board of directors:

individuals who on the first issue date of the notes constituted our board of directors; and

any new directors whose election to our board of directors or whose nomination for election by our shareholders was approved by at least a majority of our directors then still in office, or by a nominating committee thereof consisting of directors, either who were directors on such first issue date of the notes or whose election or nomination for election was previously so approved; or

we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution.

There is no precise, established definition of the phrase “all or substantially all of our consolidated property or assets” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of our consolidated property or assets would permit a holder to exercise its right to have us repurchase its notes in accordance with the fundamental change provisions described above.

A “termination of trading” is deemed to occur if our common shares (or other common stock into which the notes are then convertible (subject to our right to deliver cash in respect of all or a portion of our conversion obligation as described above under “— Conversion Rights — Settlement Upon Conversion”)) are not listed for trading on the New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market (or any of their respective successors).

We may not have the financial resources, and we may not be able to arrange for financing, to pay the fundamental change repurchase price for all notes holders have elected to have us repurchase. Furthermore, the terms of our existing or future indebtedness may limit our ability to pay the repurchase price to repurchase notes. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. The exercise by holders of the notes of their right to require us to repurchase their notes upon a fundamental change could cause a default under our other outstanding indebtedness, even if the fundamental change itself does not. See “Risk Factors — We may not have the ability to raise the funds to pay interest on the notes, to purchase the notes upon a fundamental change or to pay cash due upon conversion.”

Furthermore, holders may not be entitled to require us to repurchase their notes in certain circumstances involving a significant change in the composition of our board of directors, including in connection with a proxy contest where our board does not endorse a dissident slate of directors but approves them for purposes of the definition of “continuing directors” above.

We may in the future enter into transactions, including recapitalizations, that would not constitute a fundamental change but that would increase our debt or otherwise adversely affect holders. The indenture for the notes does not restrict our or our subsidiaries’ ability to incur indebtedness, including senior or secured indebtedness. Our incurrence of additional indebtedness could adversely affect our ability to service our indebtedness, including the notes.

In addition, the fundamental change repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. Furthermore, the fundamental change repurchase feature of the notes may in certain circumstances deter or discourage a third party from acquiring us, even if the acquisition may be beneficial to you.

In connection with any fundamental change offer, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws;

•	file a Schedule TO or any other required schedule under the Exchange Act or other applicable laws; and

•	otherwise comply with all applicable federal and state securities laws in connection with any offer by us to purchase the notes.

No notes may be repurchased by us at the option of the holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

Optional Redemption by InterOil

We may redeem for cash all or part of the notes if the last reported sale price of our common shares has been at least 125% of the conversion price then in effect for at least 15 trading days during any 20 consecutive trading day period ending within five trading days prior to the date on which we provide notice of redemption. The “redemption price” will equal the sum of (1) 100% of the principal amount of the notes to be redeemed, plus (2) accrued and unpaid interest, including additional interest, if any, to, but excluding, the redemption date, plus (3) a “make-whole premium” as described below. Any notes redeemed in part shall be redeemed in an amount equal to $2,000 or an integral multiple of $1,000 in excess thereof.

If we redeem notes as described above, we will make a “make-whole premium” payment in cash equal to the remaining scheduled payments of interest that would have been made on the notes to be redeemed had such notes remained outstanding from the redemption date to the maturity date (excluding interest accrued to, but excluding, the redemption date, which shall be otherwise paid pursuant to clause (2) of the definition of redemption price).

We must make these “make-whole premium payments” on all notes called for redemption, including notes converted after the date we delivered the notice of redemption, but prior to the redemption date. Notwithstanding the foregoing, if we set a redemption date between an interest record date and the corresponding interest payment date, we will not pay accrued interest to any redeeming holder (but we will pay the “make-whole premium” to any redeeming holder), and will instead pay the full amount of the relevant interest payment on such interest payment date to the holder of record on such an interest record date, and the “make-whole premium payment” made on such notes to converting or redeeming holders will equal all remaining interest payments, starting with the next interest payment date for which interest has not been provided for above, calculated as described above.

We will give written notice of redemption to the trustee, the paying agent and each holder of notes not less than 30 nor more than 60 business days before the business day on which such redemption shall occur (the “redemption date”). Such notice will specify:

•	the aggregate principal amount of notes to be redeemed;

•	the redemption date;

•	the interest accrued and unpaid to, and excluding the redemption date which will be paid to holders of notes called for redemption;

•	the amount of the “make-whole premium”;

•	notice that the holder has the right to convert notes called for redemption;

•	the conversion rate on the date of the redemption notice, the method of calculating the number of shares and/or amount of cash deliverable upon conversion and the relevant conversion procedures; and

•	the procedures for holders to receive the redemption price on the redemption date.

Simultaneously with providing such notice, we will also issue a press release announcing the occurrence of such redemption (and make the press release available on our website). Once the notice of redemption is given, the notes called for redemption will become due and payable on the redemption date unless earlier converted.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $2,000 or an integral multiple of $1,000 in excess thereof) by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption. In the event of any redemption in part, we shall not be required to (i) issue, register the transfer of or exchange any notes during a period beginning at the opening of business 15 days before any selection for redemption of notes and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of notes to be redeemed or (ii) register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any notes being redeemed in part.

Consolidation, Merger and Sale of Assets

The indenture prohibits us from consolidating with or merging with or into, or selling, assigning, transferring, leasing, conveying or otherwise disposing of all or substantially all of our consolidated property or assets to, another person, whether in a single transaction or series of related transactions, unless, among other things:

•	we are the continuing corporation or such other person is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia, Canada or province or territory of Canada and such other person assumes all of our obligations under the notes and the indenture; and

•	immediately after such transaction, no default or event of default exists.

When the successor assumes all of our obligations under an indenture, except in the case of a lease, our obligations under the indenture will terminate.

Some of the transactions described above could constitute a fundamental change that permits holders to require us to repurchase their notes, as described under “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”

There is no precise, established definition of the phrase “all or substantially all of our consolidated property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our consolidated property or assets.

The consolidation, merger and sale of assets covenant described in this section is in lieu of the covenant described under the heading “Description of Debt Securities — Mergers, Consolidations and Sales of Assets” in the accompanying base prospectus.

Events of Default

The following shall constitute events of default under the indenture for the notes:

•	default by us in any payment of interest, including additional interest and/or additional amounts, if any, on the notes when due and payable and the default continues for a period of 30 days;

•	default in the payment of principal of or any additional amounts payable in respect of any principal amount of any note when due and payable at maturity, of the redemption price on any redemption date, of the fundamental change repurchase price upon purchase in connection with a fundamental change, upon declaration of acceleration or otherwise, when the same becomes due and payable;

•	our failure to satisfy our conversion obligations upon the exercise of a holder’s conversion right and such failure continues for 5 business days after there has been given to the Company by the trustee or such holder specifying such default or breach;

•	our failure to timely provide notice as described under “— Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change” or “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change” with respect to the notes;

•	our failure to comply with our obligations under “— Consolidation, Merger and Sale of Assets” above;

•	failure by us in the performance of any covenant or agreement in the notes or in the indenture (other than a covenant or agreement a default in whose performance or other breach is specifically dealt with in the bullet points above) that continues for a period of 60 days after we receive written notice of such failure from the trustee or the holders of at least 25% in principal amount of the notes then outstanding;

•	default by InterOil or any subsidiary of InterOil under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our subsidiaries, whether such indebtedness now exists, or is created after the date of the indenture (but excluding any indebtedness owing to us), if that default:

1.	is caused by a failure to pay principal of, or interest or premium, if any, on, such indebtedness prior to the expiration of the grace period provided in such indebtedness following the stated maturity of such indebtedness (a “Payment Default”); or

2.	results in the acceleration of such indebtedness prior to its stated maturity,

and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

•	failure by us or any of our subsidiaries to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $20.0 million (net of any amounts which are covered by insurance or bonded), which judgments are not paid, waived, satisfied, discharged or stayed for a period of 60 days; and

•	certain events of bankruptcy, insolvency or reorganization of InterOil or any “significant subsidiary” (as defined in Article 1, Rule 1-02 of Regulation S-X).

If an event of default occurs and is continuing, other than the event of default described in the final bullet point immediately above with respect to InterOil, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest, including additional interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. If the event of default described in the final bullet point immediately above occurs with respect to InterOil, 100% of the principal of and accrued and unpaid interest, including any additional interest, on the notes will automatically become immediately due and payable.

Notwithstanding the foregoing and notwithstanding the remedies afforded to the holders of the notes upon the occurrence and continuation of an event of default as set forth under second paragraph under the heading “Description of Debt Securities — Events of Default” in the accompanying base prospectus, for the first 180 days immediately following an event of default relating to our obligations as set forth under the heading “— Reporting” below, the sole remedy for any such event of default shall be the accrual of additional interest on the notes at a rate per year equal to (i) 0.25% of the outstanding principal amount of the notes for the first 90 days following the occurrence of such event of default and (ii) 0.50% of the outstanding principal amount of the notes for the next 90 days after the first 90 days following the occurrence of such event of default, in each case, payable semi-annually at the same time and in the same manner as regular interest on the notes. This additional interest will accrue on all outstanding notes from, and including the date on which such event of default first occurs to, and including, the 180th day thereafter (or such earlier date on which such event of default shall have been cured or waived). In addition to the accrual of such additional interest, on and after the 181st day immediately following an event of default relating to our obligations as set forth under the heading “— Reporting” below, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable.

In order to elect to pay additional interest on the notes as the sole remedy during the first 180 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in the indenture or the failure to comply with Section 314(a)(1) of the Trust Indenture Act in accordance with the immediately preceding paragraph, we must notify all record holders of notes and the trustee and paying agent of such election on or before the business day preceding the date on which such event of default first occurs. If we fail to timely give such notice, the notes will be immediately subject to acceleration as provided above.

If any portion of the amount payable on the notes upon acceleration is considered by a court to be unearned interest (through the allocation of a portion of the value of the notes to the embedded warrant or otherwise), the court could disallow recovery of any such portion.

Subject to the indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

•	the holder gives the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding make a written request to the trustee to pursue the remedy;

•	the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and

•	the trustee fails to comply with the request within 60 days after the trustee receives the notice, request and offer of indemnity and does not receive, during those 60 days, from holders of a majority in aggregate principal amount of the notes then outstanding, a direction that is inconsistent with the request.

However, the above limitations do not apply to a suit by a holder to enforce:

•	the payment of interest on that holder’s notes;

•	the payment of any amounts due on that holder’s notes after the maturity date, redemption date or any fundamental change repurchase date; or

•	the right to convert that holder’s notes in accordance with the indenture.

Except as provided in the indenture, the holders of a majority of the aggregate principal amount of outstanding notes may, by notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:

•	in the payment of principal of, or interest on, any note or in the payment of the fundamental change repurchase price or redemption price;

•	arising from our failure to convert any note in accordance with the indenture; or

•	as to each non-consenting holder, in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

We will promptly notify the trustee upon our becoming aware of the occurrence of any default or event of default. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by an officer stating whether they have actual knowledge of any default or event of default by us in performing any of our obligations under such indenture or the notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, the trustee must mail to each registered holder of notes a notice of the default or event of default within 30 days after receipt of the notice. However, the trustee need not mail the notice if the default or event of default:

•	has been cured or waived; or

•	is not in the payment or delivery of any amounts due (including principal, interest or the consideration due upon conversion) with respect to any note and the trustee in good faith determines that withholding the notice is in the best interests of the holders.

Modification and Waiver

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment, supplement or waiver may be made that would, among other things:

1. reduce the percentage in principal amount of notes whose holders must consent to an amendment of the indenture or to waive any past default;

2. reduce the rate of or extend the stated time for payment of interest (including any additional amounts) on any note or reduce the amount or extend the stated time for payment of additional interest;

3. reduce the principal of or extend the stated maturity of any note;

4. make any change that adversely affects the conversion rights of any note;

5. reduce the redemption price or the fundamental change repurchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payment;

6. make any principal or interest payable in a currency other than that stated in the note;

7. impair the right of any holder to receive payment of principal of and interest, including any additional interest or additional amounts, if applicable, on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

8. change the ranking of the notes; or

9. make any change in the amendment provisions or in the waiver provisions of the indenture which require each holder’s consent, except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected holder of notes.

Without the consent of any holder, we and the trustee may amend the indenture or the notes to:

1. cure any ambiguity or omission or correct any inconsistent or otherwise defective provision contained in the indenture or the notes, so long as such action will not materially adversely affect the interests of holders;

2. provide for the assumption by a surviving or successor corporation of the obligations of the Company under the indenture or evidence and provide for the acceptance of appointment of a successor trustee pursuant to the indenture;

3. provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Internal Revenue Code);

4. add guarantees with respect to the notes;

5. secure the notes;

6. add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

7. make any change that does not materially adversely affect the rights of any holder;

8. comply with the provisions of any clearing agency, clearing corporation or clearing system, including DTC, the trustee or the registrar with respect to the provisions of the indenture or the notes relating to transfers and exchanges of notes;

9. comply with any requirements under the Trust Indenture Act; or

10. conform the provisions of the indenture and the notes to the “Description of Notes” section in this prospectus supplement.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Legal Defeasance and Covenant Defeasance

The notes will not be subject to either the legal defeasance or covenant defeasance provisions of the indenture as described under the heading “Description of Debt Securities — Defeasance” in the accompanying base prospectus.

Discharge

The satisfaction and discharge provisions described in this section are in lieu of the satisfaction and discharge provisions described under the heading “Description of Debt Securities — Satisfaction and Discharge” in the accompanying base prospectus.

We may generally satisfy and discharge our obligations under the indenture, except the obligation to pay additional amounts, by:

•	delivering all outstanding notes to the trustee for cancellation; or

•	depositing with the trustee or the paying agent after such notes have become due and payable, whether at stated maturity, on any redemption date, upon conversion, or on any fundamental change repurchase date, cash or, in the case of conversion, cash and/or our common shares, if any, sufficient to pay all amounts due on all outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

We and our agents are responsible for making all calculations called for under the indenture and notes. These calculations include, but are not limited to, determinations of and adjustments to the conversion rate or price, determination of the trading price of the notes, the volume-weighted average price and the closing sale price of our common shares, the amount of cash and/or the number of shares or amount of other property, if any, payable or deliverable upon conversion of the notes and amounts of interest, additional interest and additional amounts payable on the notes. We and our agents will make all of these calculations in good faith, and, absent manifest error, these calculations will be final and binding on all holders of notes. We will provide a copy of these calculations to the trustee, as required, and, absent manifest error, the trustee is entitled to rely on the accuracy of our calculations without independent verification.

Reporting

We must provide the trustee with a copy of the reports we must file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act no later than the time those reports must be filed with the SEC (after giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). We must also comply with the provisions of Section 314(a) of the Trust Indenture Act of 1939, as amended. The filing of these reports with the SEC through its

Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, within the time periods for filing the same under the Exchange Act (taking into account any applicable grace periods provided thereunder) will satisfy our obligation to furnish those reports to the trustee.

The reporting obligations specified in the previous paragraph are in lieu of our reporting obligations described under the heading “Description of Debt Securities” in the accompanying base prospectus.

Unclaimed Money

If money deposited with the trustee or paying agent for the payment of principal of, or accrued and unpaid interest on, the notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish (in no event later than five days after we request repayment) in a newspaper of general circulation in the City of New York, or mail to each registered holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.

Purchase and Cancellation

The registrar, paying agent and conversion agent (if other than the trustee) will forward to the trustee any notes surrendered to them by holders for transfer, exchange, payment or conversion, and the trustee will promptly cancel those notes in accordance with its customary procedures. Notes surrendered to the trustee for cancellation may not be reissued or resold and will be promptly cancelled. We will not issue new notes to replace notes that we have paid or delivered to the trustee for cancellation or that any holder has converted.

We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. We may, at our option and to the extent permitted by law, reissue, resell or surrender to the trustee for cancellation any notes we purchase in this manner, in the case of a re-issuance or resale, so long as such notes do not constitute “restricted securities,” as such term is defined under Rule 144 under the Securities Act of 1933 (the “Securities Act”), as amended, upon such re-issuance or resale.

No Personal Liability

No past, present or future director, manager, officer, employee, incorporator, stockholder or member of us or any of our subsidiaries, as such, will have any liability for any obligations of us under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Trustee

The trustee for the notes is The Bank of New York Mellon Trust Company, N.A. We have appointed the trustee as the paying agent, registrar, conversion agent and custodian with regard to the notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act of 1939, as amended, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign. The Trustee and its affiliates have in the past provided or may from time to time in the future provide banking and other services to us in the ordinary course of their business.

The holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.

Listing and Trading

We do not intend to apply for listing of the notes on any securities exchange or to arrange for their quotation on any interdealer quotation system; however, we have applied for the listing on the NYSE of the common shares issuable on conversion of the notes. Our common shares are listed on the NYSE under the ticker symbol “IOC.”

Book-Entry, Delivery and Form

Except as set forth below, the notes will initially be issued in the form of one or more fully registered notes in global form without coupons (each, a “global note”). The global notes will be deposited with the trustee, as custodian for, and registered in the name of, DTC or a nominee thereof. The outstanding notes to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the global note.

Except as set forth below, global notes may be transferred, in whole but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global note may not be exchanged for notes in certificated form except in the limited circumstances described below.

The trustee need not register the transfer of or exchange of any note for which the holder has delivered, and not validly withdrawn, a fundamental change repurchase notice, except with respect to that portion of the notes not being repurchased.

The Global Notes

We expect that pursuant to procedures established by DTC:

1. upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount of notes of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary, and

2. ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through:

•	records maintained by DTC or its nominee with respect to interests of persons who have accounts with DTC (“participants”); and

•	the records of participants with respect to interests of persons other than participants.

So long as DTC, or its nominee, is the registered owner or holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium, if any, and interest on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee, any paying agent or our or their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in street name. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated note for any reason, including to sell notes to persons in states that require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in the global notes, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture. Consequently, the ability to transfer notes or to pledge notes as collateral will be limited to such extent.

Notes that are issued as described below under “— Certificated Notes” will be issued in registered definitive form without coupons (each, a “certificated note”). Upon the transfer of certificated notes, such certificated notes may, unless the global note has previously been exchanged for certificated notes, be exchanged for an interest in the global note representing the principal amount of notes being transferred.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for certificated notes, which it will distribute to its participants.

DTC has advised that it is:

• a limited-purpose trust company organized under the laws of the State of New York;

• a member of the Federal Reserve System;

• a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

• a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the global notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustee or any of our or its respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

Certificated Notes

If:

• we deliver to the trustee a notice from DTC that it (a) is no longer willing or able to act as a depository for the global notes or (b) has ceased to be a “clearing agency” registered under the Exchange Act and, in either case, we are unable to locate a qualified successor within 120 days;

• we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture; or

• there has occurred and is continuing a default or event of default with respect to the notes,

then, upon surrender by DTC of its global note, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global note.

In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

None of us, the trustee, or any of our or its respective agents shall be liable for any delay by DTC or any particular or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

Governing Law

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

CONCURRENT OFFERING

The concurrent offering consists of 2,434,785 common shares, at a public offering price of $182,608,875 (or a total of 2,800,000 common shares if the underwriters exercise their over-allotment option in full).

The common shares are being offered by means of a separate prospectus supplement, and not by means of this prospectus supplement. The concurrent offering is not contingent upon the completion of this offering, and this offering is not contingent upon the completion of the concurrent offering. We cannot assure you that we will complete the concurrent offering.

OUTSTANDING INDEBTEDNESS

BNP Paribas Working Capital Facility (Midstream)

EP InterOil Limited, our subsidiary which owns our refinery through its subsidiary Interoil Limited in PNG, has a short term total working capital facility of $190.0 million for our Midstream — Refining operation that is renewable annually with BNP Paribas. The maturity date of the working capital facility is December 31, 2010. The working capital facility is split between two facilities, Facility 1 is for $130.0 million and can be used for the issuance of documentary letters of credit and or standby letters of credit, short term advances, advances on merchandise, freight loans, receivables financing and a sublimit of Euro 18.0 million or USD equivalent for hedging transactions via BNP Paribas Commodity Indexed Transaction Group or other acceptable counter parties. Facility 2 amounts to $60.0 million and can be used for partly cash-secured short term advances and for discounting of any monetary receivables acceptable to BNP Paribas. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with our refinery, all crude and refined products of the refinery and trade receivables. As at June 30, 2010 $103.5 million of the combined facility has been utilized, and the remaining facility of $86.5 million remains available for use. The weighted average interest rate under the working capital facility was 2.61% for the six months ended June 30, 2010, after including the reduction in interest due to deposit amounts maintained as security which reduces the interest being charged on facility utilization.

OPIC Loan

On June 12, 2001, EP InterOil Limited entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan is secured by the assets of our refinery project. We make semi-annual payments of $4,500,000 each and we expect the loan to be paid off in 2015.

The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During 2009 the weighted average interest rate was 6.89%, but is variable.

The loan agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. We are in compliance with all applicable loan covenants.

Bank covenants under the above facility currently restrict our ability to pay dividends on our common shares.

Bank South Pacific and Westpac Working Capital Facility (Downstream)

On October 24, 2008, we secured a Papua New Guinea Kina, or PGK, 150.0 million (approximately $55.5 million) combined revolving working capital facility for our Downstream wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited. The facility limit as at December 31, 2009 was PGK 130.0 million (approximately $48.1 million).

The Westpac facility limit is PGK 80.0 million (approximately $29.6 million) and the BSP facility limit is PGK 50.0 million (approximately $18.5 million). The Westpac facility is for an initial term of three years and is due for renewal in October 2011. The BSP facility is renewable annually and was renewed in October 2009. As at December 31, 2009, only $7.8 million of this combined facility had been utilized, and the remainder was available for use. The weighted average interest rate under the Westpac facility was 9.16% for the year ended December 31, 2009. The weighted average interest rate under the BSP facility was 9.27% for the year ended December 31, 2009.

While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major deterioration in refining or downstream margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common shares into which the notes may be converted. This summary is based on existing legal authorities, including the Internal Revenue Code of 1986, as amended (the “Code”), existing Treasury Regulations, judicial decisions and administrative interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences described below. This summary generally applies only to U.S. holders (as defined below) that purchase the notes in the initial offering at their issue price (i.e., the first price at which a substantial amount of the notes are sold other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and hold the notes or common shares as “capital assets” within the meaning of the Code (generally, property held for investment). This discussion does not purport to address all tax considerations that may be important to a particular U.S. holder in light of the holder’s circumstances, such as the alternative minimum tax provisions of the Code, or to certain categories of investors that may be subject to special rules, such as certain financial institutions, tax-exempt organizations, dealers in securities, foreign persons, holders whose functional currency is not the U.S. dollar, persons who hold the notes or common shares as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction, or certain former citizens or residents of the United States. Finally, this summary does not describe any tax considerations arising under the laws of any applicable foreign, state or local jurisdiction.

As used herein, the term “U.S. holder” means any beneficial owner of a note, other than an entity treated as a partnership for U.S. federal income tax purposes, that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source,

•	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust, or

•	certain eligible trusts that elect to be taxed as U.S. persons under applicable Treasury Regulations.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes), wherever created or organized, is a beneficial owner of notes, or our common stock received pursuant to a conversion of a note, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of notes, or our common stock received pursuant to a conversion of a note, that is a partnership and partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of purchasing, holding and disposing of notes, or our common stock received pursuant to a conversion of a note.

Investors considering the purchase of the notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situation and the consequences of federal estate and gift tax laws, foreign, state and local laws.

Characterization of the Notes

Although not entirely free from doubt, we intend to take the position, and the discussion below is based on the assumption, that the notes will be treated as debt instruments not subject to the Treasury Regulations governing contingent payment debt instruments (the “contingent debt regulations”). By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as such. However, the application of the contingent debt regulations to instruments such as the notes remains uncertain in many respects, and we have not and will not seek a ruling from the IRS or a court with respect to any of the tax consequences discussed herein. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment of the notes as described herein. If the IRS were to successfully challenge our determination and the notes were treated as subject to the contingent debt regulations, a U.S. holder could be required, among other things, to accrue interest income, regardless of the holder’s method of accounting, under a constant yield method potentially at a rate higher than the stated interest rate on the notes and would be required to treat as taxable ordinary income, rather than capital gain, any gain recognized on a sale, exchange, redemption, retirement or other disposition of the notes.

Stated Interest

Stated interest on the note will be taxable to you as ordinary interest income at the time it is received or accrued, depending on your regular method of accounting for U.S. federal income tax purposes.

Original Issue Discount

Although we do not expect the notes will be issued with original issue discount, or “OID,” the notes will be issued with OID if their stated principal amount exceeds their issue price (as defined above) by more than a statutory de minimis amount. The amount of OID (if any) with respect to any note is equal to the excess of the note’s stated principal amount over its issue price. If the notes are issued with OID, you will be required to include OID in gross income as ordinary income for U.S. federal income tax purposes in advance of the receipt of cash attributable to that income, regardless of your method of tax accounting. The amount of OID includible in income with respect to each note will be the sum of the daily portions of OID with respect to the note for each day during the taxable year or portion of the taxable year in which you hold the note. The daily portion will be determined by allocating to each day in an “accrual period” a pro rata portion of the OID allocable to that accrual period. The amount of OID allocable to an accrual period will equal the excess of (a) the product of the note’s adjusted issue price at the beginning of the accrual period and the note’s yield to maturity (as determined by us, and properly adjusted for the length of the accrual period) over (b) the amount of stated interest on the note allocable to the accrual period. The “adjusted issue price” of a note at the beginning of any accrual period generally will equal the issue price of the note increased by the amount of accrued OID allocable to all prior accrual periods, decreased by any amounts, other than stated interest, previously paid on the note by us.

Sale, Exchange, Redemption, Retirement or Other Disposition of the Notes

Upon the sale, exchange, redemption, retirement, repurchase or other taxable disposition of a note (other than a conversion into common shares or a combination of cash and common shares), a U.S. holder generally will recognize capital gain or loss equal to the difference (if any) between the amount realized and the holder’s tax basis in the note. The U.S. holder’s tax basis in the note generally will equal the amount the holder paid for the note plus the amount of any OID accrued and taken into income by the holder with respect to the note minus any amounts, other than stated interest, previously paid on the note by us. The portion of the amount realized that is attributable to accrued interest will not be taken into account in computing the U.S. holder’s gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. holder has not previously included the accrued interest in income. Such gain or loss will be long-term capital gain or loss if the U.S. holder has held the note for more than one year. For certain non-corporate U.S. holders, such as individuals, long-term capital gains are subject to tax at a rate not to exceed 15% through December 31, 2010 and at a rate of 20% thereafter. The deductibility of capital losses is subject to certain limitations.

Conversion of the Notes

Upon conversion of the notes, we may deliver solely shares of our common shares, solely cash, or a combination of cash and shares of our common shares, as described above under “Description of Notes — Conversion Rights — Settlement Elections.”

A U.S. holder of notes generally will not recognize gain or loss on the conversion of the notes solely into common shares, other than cash received in lieu of a fractional common share, which will be treated as described below (except to the extent that common shares received are attributable to accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not already included in income). The U.S. holder’s tax basis in the common shares received upon conversion of the notes (other than common shares attributable to accrued but unpaid interest) will be equal to the holder’s tax basis in the notes converted, less any portion allocable to a fractional common share. The holding period of the common shares received by the U.S. holder upon conversion of notes (other than common shares attributable to accrued but unpaid interest) generally will include the period during which the holder held the notes prior to the conversion. Cash received in lieu of a fractional common share will be treated as a payment in exchange for the fractional share and generally will result in capital gain or loss. Gain or loss recognized on the receipt of cash paid in lieu of fractional shares generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share exchanged, and such capital gain or loss will be long-term capital gain or loss if the notes were held for more than one year.

Notwithstanding the foregoing, if we satisfy the conversion obligation in part cash and part common shares, the U.S. federal income tax treatment is uncertain and will depend upon whether the conversion is characterized as a recapitalization or as in part a conversion and in part a redemption of the notes. We intend to treat conversions as recapitalizations for U.S. federal income tax purposes. If the conversion of the notes constitutes a recapitalization, a U.S. holder will recognize taxable gain (but not loss) realized in the conversion only to the extent of the lesser of (i) the excess of the fair market value of the common shares and cash received (other than amounts attributable to accrued interest (which will be taxable as ordinary interest income if not previously included in income)) over a U.S. holder’s tax basis in the notes and (ii) the cash received, other than cash received in lieu of a fractional common share and cash attributable to accrued interest (which will be taxable as ordinary interest income if not previously included in income). The gain recognized will be taxed as described above under “— Sale, Exchange, Redemption, Retirement or Other Disposition of the Notes.” The U.S. holder’s tax basis in the common shares received (including any fractional shares deemed received but excluding common shares attributable to accrued interest) will equal the holder’s tax basis in the converted notes, less the amount of cash received (excluding cash received in lieu of a fractional common share), plus the amount of taxable gain recognized on the conversion (other than with respect to a fractional common share). The U.S. holder’s holding period in the common shares permitted to be received tax-free will include the holder’s holding period in the converted notes, except that the holding period of any common shares received with respect to accrued interest would commence on the day after the date of conversion. Cash received in lieu of a fractional common share upon conversion of the notes will be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional common share generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the U.S. holder’s tax basis allocable to the fractional share, and such capital gain or loss will be long-term capital gain or loss if the notes were held for more than one year.

If we satisfy the conversion obligation in part cash and part common shares, but the conversion of the notes is instead treated as in part a conversion into common shares and in part a payment in redemption of the notes, a U.S. holder will not recognize any income, gain or loss with respect to the portion of the notes considered to be converted into common shares (except to the extent that common shares received are attributable to accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not already included in income). Cash received in lieu of a fractional common share upon conversion of the notes will be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional common share generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the U.S. holder’s tax basis allocable to the fractional share, and such capital gain or loss will be long-term capital gain or loss if the notes were held for more than one year. The U.S. holder’s tax basis in the notes generally would be allocated pro rata among the common shares received, the fractional common share that is treated as exchanged for cash, and the portion of the notes redeemed based on the fair market value of the common shares received and the amount of cash received (other than cash or common shares received that are attributable to accrued interest). The U.S. holder’s holding period for the common shares received will include the holding period for the notes, except that the holding period of any common shares received with respect to accrued interest would commence on the day after the date of conversion. The cash received (other than cash attributable to accrued interest) with respect to the remaining portion of the notes would likely be treated as received in redemption of such portion. In that event, a U.S. holder would recognize gain or loss equal to the difference between the amount of cash received and the holder’s tax basis allocable to such portion of the notes exchanged therefore, as described above. This gain or loss would be taxed as described above under “— Sale, Exchange, Redemption, Retirement or Other Disposition of the Notes.”

Alternatively, in the event that we satisfy the conversion obligation entirely in cash, a U.S. holder will recognize gain or loss equal to the difference between the proceeds received by the holder (other than cash attributable to accrued interest, which will be taxable as ordinary interest income if not previously included in income) and the holder’s tax basis in the note. See “— Sale, Exchange, Redemption, Retirement or Other Disposition of the Notes” above.

Constructive Dividends

The conversion price of the notes will be adjusted in certain circumstances. Under section 305(c) of the Code, adjustments (or the absence of adjustments) that have the effect of increasing a U.S. holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a holder for U.S. federal income tax purposes. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing the dilution of the interest of the U.S. holders of the notes generally will not be considered to result in a deemed distribution to a holder. Certain of the possible conversion price adjustments provided for herein (including, without limitation, adjustments in respect of taxable dividends to U.S. holders of our common shares) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. holder will be deemed to have received a distribution even though the holder has not received any cash or property as a result of such adjustments. Any deemed distribution will be taxable as a dividend, return of capital or gain as more fully described below under “— Distributions on the Common Shares.” It is not clear whether a constructive dividend deemed to be paid to a non-corporate U.S. holder would be eligible for the special reduced rate of U.S. federal income tax currently applicable to qualified dividends. All U.S. holders are urged to consult their tax advisors concerning the tax treatment of such constructive dividends.

Distributions on the Common Shares

If we make distributions with respect to our common shares received upon the conversion of a note, the distributions generally will be treated as dividends to a U.S. holder of our common shares to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles at the end of the taxable year in which the distribution occurs. If the amount of the distributions exceed our current and accumulated earnings and profits, a U.S. holder’s proportionate share of the excess will be treated as a tax-free return of capital to the extent of the holder’s tax basis in the common shares, and the remaining amount as gain from the sale or exchange of that common share.

Dividends received by non-corporate U.S. holders prior to January 1, 2011 from a “qualified foreign corporation” generally are eligible for reduced rates of taxation (“qualified dividends”). For this purpose, a qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States but does not include any foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a passive foreign investment company (a “PFIC”). The Company believes it is eligible for the benefits of the Tax Convention with the United States and (as discussed below) does not believe that is or has been a PFIC. All dividends paid to non-corporate U.S. holders that do not constitute qualified dividends will be subject to tax at ordinary rates (up to 39.6% beginning in 2011).

Foreign Tax Credit

Any Canadian tax withheld with respect to distributions made on our common shares may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability. The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances. Accordingly, each U.S. holder is urged to consult its own tax advisor whether and to what extent such holder would be entitled to a foreign tax credit.

Foreign Currency Gains and Losses

The gross amount of distributions paid to a U.S. holder in any foreign currency will be included by such holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are included in income, regardless of whether the payment is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on such date, the U.S. holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions. If instead the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as ordinary income or loss.

Sale or Other Disposition of Common Shares

Upon the sale or other taxable disposition of our common shares received upon conversion of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received in such sale or other disposition and (ii) the holder’s tax basis in our common shares. That capital gain or loss will be long-term if the U.S. holder’s holding period in respect of such common shares is more than one year. Long-term capital gains recognized by non-corporate holders are subject to tax at a rate not to exceed 20% beginning in 2011. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Company Considerations

A foreign corporation constitutes a PFIC in any taxable year in which either 75% or more of its gross income consists of certain specified types of “passive income” or on average at least 50% of the value of its total assets is attributable to assets that produce or are held for the production of passive income. If we are PFIC for any taxable year, notwithstanding anything set forth herein, unless certain elections are made, a U.S. holder will be required to treat distributions on our common shares and any gain recognized on the sale, exchange or other disposition of common shares as ordinary income taxable at ordinary rates (up to 39.6% beginning in 2011) and pay an interest charge on the value of the deferral of U.S. federal income tax attributable to certain of the distributions and such gain. Although we do not believe that we currently are or have been a PFIC, we cannot assure you we are not, nor will not become in the future, a PFIC. The PFIC rules are complex and their application will depend on factual determinations based on the ongoing results of our operations and the composition of our assets. Because the PFIC rules are complex and because the impact of those rules on the U.S. federal income tax treatment of a holder may be significant, each holder is urged to discuss the potential application of the PFIC rules with its tax advisor.

Medicare Tax

With respect to taxable years beginning after December 31, 2012, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of the notes and our common shares.

Information Reporting and Backup Withholding

Payments of interest (including OID) on the notes and dividends on common shares and the proceeds of a sale of a note or a common share paid to a U.S. holder may be subject to information reporting and also to backup withholding tax at the rate of 28% if the holder does not provide its taxpayer identification number and comply with the backup withholding rules or otherwise establish an exemption therefrom. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability. Each U.S. holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Foreign Tax Issues

The tax discussion set forth above is intended only to address U.S. federal income tax issues applicable to the U.S. holders. However, because we are not organized under the laws of the United States and are not doing business in the United States, U.S. holders may be subject to tax in jurisdictions other than the United States, including Canada. In the event the U.S. holders are subject to any such taxes, the taxes may be credible against the holders’ U.S. federal income tax liabilities, subject to certain limitations. Each U.S. holder is advised to consult its tax advisor with respect to the possibility of incurring foreign tax liability in connection with acquiring and/or holding our notes and/or common shares.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a U.S. holder’s particular situation. Each U.S. holder should consult its tax advisor with respect to the tax consequences to them of the ownership and disposition of the notes and common shares, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the principal Canadian federal income tax consequences pursuant to the Tax Act as of the date hereof, to an original purchaser who acquires the notes pursuant to this offering (a “Holder”) and who, at all relevant times and for purposes of the Tax Act, deals at arm’s length with, and is not affiliated with, us and who holds and will hold the notes and any common shares (each an “InterOil Share”) acquired on the conversion of the convertible notes as capital property. The notes and the InterOil Shares will generally be considered to be capital property to a Holder provided the Holder does not use or hold the convertible notes or InterOil Shares, as the case may be, in the course of carrying on a business of trading or dealing in securities and has not acquired the notes or InterOil Shares, as the case may be, in one or more transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for purposes of the “mark-to-market” rules), (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) to whom the “functional currency” reporting rules apply and whose functional currency for purposes of the Tax

Act is the currency of a country other than Canada; (iv) that is exempt from tax under Part I of the Tax Act; or (v) an interest in which is a “tax shelter investment” (as defined in the Tax Act). Such Holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of convertible notes acquired pursuant to this Offering or the InterOil Shares acquired on the conversion of such convertible notes.

This summary is based upon the facts set out in this Prospectus Supplement, the current provisions of the Tax Act in force at the date of this Prospectus Supplement, and our understanding of existing case law and the current administrative and assessing practices and policies of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. The summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative and assessing practices and policies, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed as, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder are made. Prospective Holders are urged to consult their own tax advisors concerning the tax consequences to them of an investment in the convertible notes (including, without limitation, a conversion of convertible notes into InterOil Shares) with respect to their particular circumstances, including the application and effect of the income and other tax laws of any applicable country, province, state or local tax authority.

Exchange Rates

For the purposes of the Tax Act, each amount relating to a Note, including interest, principal amount, proceeds of disposition and adjusted cost base, and each amount relating to an InterOil Share, including dividends, adjusted cost base and proceeds of disposition, must be expressed in Canadian dollars. Any amount denominated in U.S. dollars must be converted into Canadian dollars, generally at the exchange rate quoted by the Bank of Canada as its noon rate on the date the amount first arose. Resident Holders (as defined below) may therefore realize additional income, gains or losses by virtue of changes in foreign currency exchange rates.

Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”).

Notes

Taxation of Interest on the Notes

A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will generally be required to include in computing its income for a taxation year the amount of any interest on a note that accrues (or is deemed to accrue) to it to the end of the particular taxation year or, if the Resident Holder disposes of a note in the year, that accrues (or is deemed to accrue) to it to the time of disposition, or that has become receivable or is received by the Resident Holder before the end of that taxation year, including on a conversion, redemption or repayment on maturity, except to the extent that such amounts were otherwise included in such Resident Holder’s income for the year or a preceding taxation year.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income for the year, which is defined to include interest.

Any other Resident Holder, including an individual, will be required to include in computing income for a taxation year all interest on a note that is received or receivable by such Resident Holder in that taxation year

(depending upon the method regularly followed by the Resident Holder in computing income), including on a conversion, redemption or repayment on maturity, except to the extent that such amount was otherwise included in the Resident Holder’s income for the year or a preceding taxation year. In addition, if at any time a note is or becomes an “investment contract” (as defined in the Tax Act) in relation to a Resident Holder, such Resident Holder will be required to include in computing income for a taxation year any interest that accrues (or is deemed to accrue) to the Resident Holder on its notes up to any “anniversary day” (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the Resident Holder’s income for that year or a preceding year. For this purpose, an anniversary day means the day that is one year after the day immediately preceding the date of issue of a note, the day that occurs at every successive one year interval from that day and the day on which the note is disposed of.

Exercise of Conversion Privilege

(a) Conversion into InterOil Shares (other than solely cash in lieu of fractional shares)

Generally, where a Resident Holder of a note exercises its right to convert such note and we elect to deliver only InterOil Shares (or cash delivered solely in lieu of a fraction of an InterOil Share) on the conversion, the Resident Holder should not be deemed not to have disposed of the note and, accordingly, should not recognize a capital gain (or capital loss) on such conversion.

In these circumstances, the aggregate cost to a Resident Holder of the InterOil Shares acquired on the conversion of a note will generally be equal to the aggregate of the Resident Holder’s adjusted cost base of the note immediately before the conversion. The adjusted cost base to a Resident Holder of InterOil Shares at any time will be determined by averaging the cost of such InterOil Shares with the adjusted cost base of any other InterOil Shares held as capital property by the Resident Holder at the time.

Under the current administrative practice of the CRA, a Resident Holder who, upon the conversion of a note, receives cash not in excess of Cdn$200 in lieu of a fraction of an InterOil Share may either treat this amount as proceeds of disposition of a portion of the note, thereby realizing a capital gain (or capital loss), or reduce the adjusted cost base of the InterOil Shares that the Resident Holder receives on the conversion by the amount of the cash received.

(b) Conversion into Cash or a Combination of Cash and InterOil Shares

Where a Resident Holder of a note exercises its right to convert such note and we elect to deliver cash or a combination of cash and InterOil Shares on the conversion, the Resident Holder will be considered to have disposed of the note for proceeds of disposition equal to the aggregate of any cash received and the fair market value of the InterOil Shares received at the time of the conversion (except that received in satisfaction of interest). The Resident Holder will realize a capital gain or capital loss computed as described below under “— Residents of Canada — Notes — Dispositions of Notes.”

In these circumstances, the aggregate cost to a Resident Holder of the InterOil Shares acquired on the conversion of a note will generally be equal to the fair market value of such InterOil Shares at the time of the acquisition. The adjusted cost base to a Resident Holder of InterOil Shares at any time will be determined by averaging the cost of such InterOil Shares with the adjusted cost base of any other InterOil Shares held as capital property by the Resident Holder at the time.

Redemption or Repayment of Notes

If we redeem a note prior to maturity or repay a note upon maturity (i.e., where the Resident Holder does not exercise the conversion privilege prior to such redemption or repayment), the Resident Holder will be considered to have disposed of the note for proceeds of disposition equal to the amount received by the Resident Holder (other than the amount received on account of interest) on such redemption or repayment. The Resident Holder may realize a capital gain or capital loss computed as described below under “— Residents of Canada — Notes — Dispositions of Notes.”

Dispositions of Notes

A disposition or deemed disposition of a note by a Resident Holder (including on conversion (except where InterOil elects to deliver only InterOil Shares), redemption or repayment on maturity) generally will result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the note exceed (or are less than) the aggregate of the Resident Holder’s adjusted cost base in such note and any reasonable costs of disposition. For this purpose, proceeds of disposition generally will not include amounts required to be included in income as interest (as described below). The tax consequences of capital gains and capital losses are described below under “ — Residents of Canada — Notes — Taxation of Capital Gains and Capital Losses.”

Upon a disposition or deemed disposition of a note, including on a conversion, redemption or repayment on maturity, interest accrued on the note up to but excluding the date of disposition and not yet due will be included in computing the Resident Holder’s income, except to the extent that such amount was otherwise included in the Resident Holder’s income, and will be excluded in computing the Resident Holder’s proceeds of disposition of the note. Any “make-whole premium” paid by us to a Resident Holder on the redemption of a note, or a purchase for cancellation (other than a purchase in the open market made in the manner in which any such obligation would normally be purchased in the open market by a member of the public), will generally be deemed to be received by such Resident Holder as interest on the note and will be required to be included in computing the Resident Holder’s income, as described above, at the time of the redemption or purchase for cancellation, but only to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of the redemption or purchase for cancellation of, the interest that, but for the redemption or purchase for cancellation, would have been paid or payable by us on the note for a taxation year ending after the redemption or purchase for cancellation.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year will be included in the Resident Holder’s income in the year. One-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year will be deducted from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains may be deducted in any of the three preceding taxation years or in any subsequent year, to the extent and under the circumstances described in the Tax Act.

Individuals and certain trusts may be subject to an alternative minimum tax under the Tax Act as a result of realizing net capital gains.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of taxable capital gains.

Ownership of InterOil Shares

This portion of the summary is applicable to Resident Holders who will acquire InterOil Shares on the conversion of notes.

Acquisition of InterOil Shares

The adjusted cost base to a Resident Holder of any InterOil Shares acquired pursuant to a conversion of the notes will be determined by averaging the cost of the InterOil Shares so acquired, determined as described above, with the adjusted cost base to the Resident Holder of any other InterOil Shares that are held by the Resident Holder as capital property.

Dividends on InterOil Shares

A Resident Holder that is an individual (other than certain trusts) will be required to include in computing the holder’s income for a taxation year any taxable dividends received or deemed to be received on the InterOil Shares. Such taxable dividends will be subject to the gross-up and dividend tax credit rules in the Tax Act, including the enhanced dividend tax credit rules applicable to any dividend designated as an “eligible dividend” by us. There may be limitations on our ability to designate dividends as eligible dividends.

A Resident Holder that is a corporation will include dividends received or deemed to be received on the InterOil Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the InterOil Shares to the extent that such dividends are deductible in computing taxable income.

Dividends realized by an individual may give rise to a liability for alternative minimum tax.

Disposition of InterOil Shares

In general, a Resident Holder of an InterOil Share will realize a capital gain (or a capital loss) on a disposition, or a deemed disposition of such InterOil Share (other than to InterOil), equal to the amount by which the proceeds of disposition of the InterOil Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the InterOil Share to the holder. The treatment of capital gains and capital losses is described above under “— Residents of Canada — Notes— Taxation of Capital Gains and Capital Losses.”

In general, in the case of a Resident Holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of InterOil Shares may be reduced by the amount of dividends previously received thereon, or deemed received thereon, to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns InterOil Shares. Resident Holders to whom these rules may apply should consult their own tax advisors.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% of its “aggregate investment income”, as defined in the Tax Act, for the year which is defined to include taxable capital gains.

Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Non-Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada, does not use or hold, and is not deemed to use or hold, notes or InterOil Shares in, or in the course of, carrying on business in Canada or as part of an adventure or concern in the nature of trade, and is not a “foreign affiliate” of a taxpayer resident in Canada (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an “authorized foreign bank” (as defined in the Tax Act) or that is an insurer which carries on business in Canada and elsewhere.

Notes

Although not free from doubt, based on the current administrative position of the CRA, interest paid or credited on a note to a Non-Resident Holder should not be subject to Canadian withholding tax. If we are required to make any withholdings or deductions in respect of Canadian withholding tax, we will pay the Additional Amounts as described above.

Dividends on InterOil Shares

This portion of the summary is applicable to Non-Resident Holders who will acquire InterOil Shares on the conversion of notes.

Under the Tax Act, dividends on InterOil Shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder.

For example, under the Canada-United States Income Tax Convention, 1980 (the “Convention”), a Non-Resident Holder who is “resident” in the United States and a “qualifying person” within the meaning of the Convention and who does not use or hold, and is not deemed to use or hold the InterOil Shares in connection with carrying on a business in Canada through a permanent establishment in Canada will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.

Disposition of Notes or InterOil Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the notes (including on a conversion where we elect to deliver cash or a combination of cash and InterOil Shares) or the InterOil Shares, unless the notes or InterOil Shares, as applicable, constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, provided that the InterOil Shares are listed on a designated stock exchange (which currently includes the New York Stock Exchange) at the time of a disposition of notes or InterOil Shares, neither the notes nor the InterOil Shares will constitute “taxable Canadian property” of a Non-Resident Holder, unless, at any time during the 60-month period immediately preceding the disposition, (i) 25% or more of the issued shares of any class of InterOil were owned by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or any combination thereof, and (ii) more than 50% of the fair market value of the InterOil Shares was derived, directly or indirectly, from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), and (d) an option in respect of, or an interest in (a), (b) or (c). Based on our current assets, we do not believe that the test in (ii) will be satisfied. A Non-Resident Holder’s InterOil Shares may be taxable Canadian property in certain other circumstances set out in the Tax Act.

The conversion of notes where we elect to deliver only InterOil Shares (or cash delivered solely in lieu of a fraction of an InterOil Share) generally will be deemed not to constitute a disposition of the notes pursuant to the Tax Act and, accordingly, the Non-Resident Holder will not realize a capital gain or capital loss on such conversion.

Non-Resident Holders whose notes or InterOil Shares constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

UNDERWRITING

We are offering the notes described in this prospectus supplement through the underwriters named below. Morgan Stanley & Co. Incorporated is the representative of the underwriters. We have entered into an underwriting agreement dated November 5, 2010 with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to them, the principal amount of notes listed next to its name in the following table:

Principal
Underwriters	Amount of Notes

Morgan Stanley & Co. Incorporated	$26,680,000
Macquarie Capital (USA) Inc.	26,680,000
Monness, Crespi, Hardt & Co. Inc.	2,388,000
BNP Paribas Securities Corp.	1,671,000
RBS Securities Inc.	1,671,000
Madison Williams and Company LLC	955,000
Paradigm Capital Inc.	955,000

Total	$61,000,000

The underwriters and the representative are referred to herein as the “underwriters” and the “representative,” respectively. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are purchased under the underwriting agreement. However, the underwriters are not required to take or pay for the notes covered by the underwriters’ over-allotment option described below.

Over-Allotment Option

We have granted the underwriters a 30-day option to purchase up to $9 million principal amount of additional notes. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering of the notes offered by this prospectus supplement. To the extent the option is exercise, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional notes approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

The offering price of the notes was determined by negotiation between us and the underwriters. The underwriters initially propose to offer part of the notes directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers at such price less a discount or concession not in excess of 2.7%. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the representative.

The following table shows the per note and total underwriting discounts and commissions (expressed as a percentage of the principal amount of notes and as a dollar amount) we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to $9 million principal amount of additional notes:

	No Exercise	Full Exercise

Per note	5%	5%
Total	$3,050,000	$3,500,000

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $150,000.

No Sales of Similar Securities

We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Morgan Stanley &

Co. Incorporated, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common shares (other than as contemplated in the concurrent offering of our common shares), any of our debt securities or any of our other securities that are substantially similar to our common shares or the notes or securities convertible into or exercisable or exchangeable for these securities. Notwithstanding the lock-up agreements, we are permitted to issue up to 20% of our then-outstanding common shares, on a fully diluted basis, in connection with a strategic transaction. In addition, each of our executive officers and directors will be permitted to sell a maximum amount equal to 20% of such director or officer’s holdings of our common shares, on a fully diluted basis. Further, Phil E. Mulacek will be permitted to distribute shares of our common stock in order to settle any claims in the litigation styled as “Todd Peters et. al. v. Phil Mulacek et.al.” In addition, certain of our directors, including Mr. Mulacek, have pledged shares, including pledges related to our OPIC loans. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, Morgan Stanley & Co. Incorporated may in its sole discretion release all or some of the securities from these lock-up agreements.

Stock Exchange Listing

We have applied to list the underlying common shares distributed upon conversion of the notes on the New York Stock Exchange. Listing will be subject to InterOil fulfilling all of the listing requirements of the New York Stock Exchange.

Indemnification and Contribution

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Listing and Trading

The notes offered by this prospectus supplement are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange. We have been advised by certain of the underwriters that they intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue market-making at any time without notice. We can provide no assurances as to the development or liquidity of any trading market for the notes. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. Our common shares are listed on the NYSE under the symbol “IOC.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the notes or our common shares, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes or our common shares while this offering is in progress. These transactions may also include making short sales of the notes, which involve the sale by the underwriters of a greater amount of notes than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing notes in the open market. In making this determination, the underwriters will consider, among other things, the price of notes available for purchase in the open market compared to the price at which they may purchase notes through the over-allotment option. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions in the over-the-counter market or otherwise.

Conflicts of Interest

The underwriters and their affiliates have provided and may provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees. The underwriters are also underwriters in the concurrent offering. Morgan Stanley & Co. Incorporated and Macquarie Capital (USA) Inc. are acting as the joint bookrunners for the concurrent offering. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling Restrictions

This offering is being made concurrently in the United States and in the Provinces of Alberta, British Columbia and Ontario. The common shares have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada other than the Provinces of Alberta, British Columbia and Ontario. The shares will be offered in the United States and the Provinces of Alberta, British Columbia and Ontario through the underwriters, either directly or through their respect U.S. or Canadian registered affiliates. As described below, subject to applicable law, the underwriters may offer the shares outside of the United States and Canada.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of our common shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of our common shares to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of our common shares to the public” in relation to any of our common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

Switzerland

This document as well as any other material relating to our common shares which are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. Our common shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to our common shares, including but not limited to this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

Our common shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase our common shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This document as well as any other material relating to our common shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of such Act does not apply to us, and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any of our common shares in, from or otherwise involving the United Kingdom.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement and the base prospectus from documents filed with securities commissions or similar regulatory authorities in the Provinces of Alberta, British Columbia and Ontario and with the SEC.

This prospectus supplement is deemed to be incorporated by reference into the accompanying base prospectus as of the date hereof and only for the purposes of the distribution of the common shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the base prospectus and reference should be made to the base prospectus for full details.

All of the documents incorporated by reference in the accompanying base prospectus have been filed with the securities commissions or similar regulatory authorities in the Provinces of Alberta, British Columbia and Ontario and the SEC and are incorporated herein and form an integral part of this prospectus supplement, unless superseded, namely:

(a) our audited consolidated balance sheets as at December 31, 2009, 2008 and 2007, and our consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the three years ended December 31, 2009 (including note 30 titled “Reconciliation to generally accepted accounting principles in the United States”), together with the auditors’ report thereon dated March 1, 2010;

(b) our management discussion and analysis dated March 1, 2010 for the year ended December 31, 2009;

(c) our annual information form dated March 1, 2010 for the year ended December 31, 2009;

(d) our management discussion and analysis dated August 16, 2010 for the three and six-month periods ended June 30, 2010;

(e) our unaudited comparative interim consolidated financial statements for the three and six-month periods ended June 30, 2010 and 2009, together with notes thereto;

(f) our information circular filed on May 26, 2010 relating to the annual and special meeting of shareholders held on June 22, 2010;

(g) our information circular filed on May 25, 2009 relating to the annual and special meeting of shareholders held on June 19, 2009;

(h) our material change report dated January 15, 2010 in respect to our entering into a project agreement with the PNG National Government for the construction of a liquefied natural gas plant in Papua New Guinea; and

(i) our material change report dated August 12, 2010 in respect to our entering into the joint venture agreement with Mitsui for the development of a condensate stripping plant in Papua New Guinea.

Any documents of the type required by Section 11.1 of Form 44-101F1 — Short Form Prospectus promulgated under National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated be reference in a short form prospectus, including, without limitation, any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the Provinces of Alberta, British Columbia and Ontario after the date of this prospectus supplement and prior to the termination of the distribution of the common shares under this prospectus supplement shall be deemed to be incorporated by reference in the accompanying base shelf prospectus for the purposes of this offering.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar regulatory authorities in the Provinces of Alberta, British Columbia and Ontario and the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of InterOil at, Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600 or by accessing disclosure documents available through the Internet on the Canadian System for Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Our U.S. filings are electronically available on EDGAR and may be accessed at www.sec.gov.

LEGAL MATTERS

Certain matters relating to Canadian law will be passed upon by Bennett Jones LLP on behalf of InterOil. Certain matters of United States law will be passed upon by Haynes and Boone, LLP on behalf of InterOil. As at the date hereof, the partners and associates of Bennett Jones LLP and the partners and associates of Haynes and Boone, LLP, each as a group, beneficially own, directly or indirectly, less than 1% of the securities of InterOil and its associates and affiliates.

Certain matters relating to Canadian law will be passed upon for the underwriters by Blake, Cassels & Graydon LLP and certain matters relating to United States law will be passed upon by Morrison & Foerster LLP.

EXPERTS

Resources estimates incorporated by reference in this prospectus supplement are based upon a resource report prepared by GLJ Petroleum Consultants Ltd. GLJ Petroleum Consultants Ltd. has confirmed that it is an Independent Qualified Reserves Evaluator within the meaning of National Instrument 51-101.

PricewaterhouseCoopers, Chartered Accountants, Melbourne, Australia has prepared the auditor’s report on the consolidated financial statements of InterOil for the three years ended December 31, 2009. PricewaterhouseCoopers has confirmed it is independent within the meaning of Rule 3520 of the Public Company Accounting Oversight Board.

AVAILABLE INFORMATION

This prospectus supplement and the base prospectus form part of a registration statement on Form F-10 relating to our securities that we have filed with the SEC (the “Registration Statement”). This prospectus supplement and the base prospectus do not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. United States investors should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to us and our notes.

Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary (telephone: +61 7 4046 4600), or by accessing the disclosure documents available through SEDAR which can be accessed as www.sedar.com, for Canadian filings, and the EDGAR system, which can be accessed at www.sec.gov, for U.S. filings.

We are subject to the informational requirements of the U.S. Securities Exchange Act, and in accordance therewith file reports and other information with the SEC. Such reports and other information filed by us can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment thereto contains a misrepresentation or are not delivered to the purchaser, provided that such remedies for rescission or, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

We have read the prospectus supplement dated November 5, 2010 to the short form prospectus of InterOil Corporation (the “Company”) dated November 2, 2010 relating to the offer and sale of 2.75% convertible notes of the Company. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus and prospectus supplement of our report to the shareholders of the Company on the audited consolidated balance sheets of the Company as at December 31, 2009, 2008 and 2007 and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years then ended. Our report is dated March 1, 2010.

This consent has been issued solely to comply with the requirements of Canadian generally accepted auditing standards and is neither required nor intended to satisfy the requirements of Canadian securities legislation or the U.S. Securities Act of 1933, as amended.

Melbourne, Australia	“PricewaterhouseCoopers”
November 5, 2010	Chartered Accountants

CERTIFICATE OF THE COMPANY

Dated: November 5, 2010

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the Provinces of Alberta, Ontario and British Columbia.

“Phil E. Mulacek”	“Collin F. Visaggio”
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

“Ford Nicholson”	“Gaylen Byker”
Director	Director

CERTIFICATE OF THE UNDERWRITERS

Dated: November 5, 2010

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the Provinces of Alberta, Ontario and British Columbia.

“Dougal Macdonald” Managing Director Morgan Stanley Canada Limited

Short Form Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

This short form prospectus has been filed under legislation in the Provinces of Alberta, British Columbia and Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of InterOil Corporation, Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: +61 7 4046 4600, and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue	November 2, 2010

INTEROIL CORPORATION

U.S. $300,000,000

Common Shares
Preferred Shares
Warrants
Debt Securities

We may offer, from time to time under this short form prospectus, during the 25 month period that this short form prospectus, including any amendments hereto, remains effective, the securities listed above in one or more series or issuances, with the total initial offering price, in the aggregate, not to exceed U.S. $300,000,000 (or the equivalent in other currencies or currency units). Our securities may be offered separately or together, in amounts, at prices and on terms as we may determine based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We will provide the specific terms of any offering of these securities and all shelf information omitted from this shelf base prospectus in one or more supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a shelf prospectus supplement. All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this shelf base prospectus for the purpose of securities legislation as of the date of the prospectus supplement and only in the purposes of the offering of the securities to which the shelf prospectus supplement pertains. Any net proceeds we expect to receive from the issue of our securities will be set forth in a prospectus supplement.

This prospectus does not qualify for issuance of debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

Investing in our securities involves risks. Please carefully consider the “Risk Factors” included herein and those described in the documents incorporated by reference into this prospectus.

Our business plans include the development of oil and gas licenses, infrastructure, liquefied natural gas facilities, a condensate plant and related facilities. We do not currently have the resources to finance these activities, and if we are unable to arrange for such financing in the future we may not have the resources to proceed with such development as contemplated or at all.

The majority of our “net cash from operating activities’ adjusted for ’proceeds from/(repayments of) working capital facilities’ are used in our appraisal and development programs for the Elk and Antelope fields in Papa New Guinea. Our net cash from working activities is not sufficient to fund those appraisal and development programs.

Our common shares trade under the symbol “IOC” on the New York Stock Exchange. The last reported sale price of our common shares on the New York Stock Exchange on November 1, 2010 was U.S.$72.84 per share.

Unless otherwise specified in a prospectus supplement, there is no market through which our debt securities, preferred shares or warrants may be sold and you may not be able to resell any debt securities, preferred shares or warrants purchased under this short form prospectus or any prospectus supplement. This may affect the pricing of the debt securities, preferred shares or warrants on the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”.

Our earnings coverage ratios calculated for the 12 months ended December 31, 2009 and the 12 months ended June 30, 2010 were less than one to one. See “Earnings Coverage” for more information.

The debt securities will be deemed unsecured obligations constituting subordinated indebtedness for the purposes of the Bank Act (Canada) and will not constitute deposits that are incurred under the Canada Deposit Insurance Corporation Act (Canada).

i

In this short form prospectus and in any prospectus supplement, unless otherwise specified or the context requires, all dollar amounts are expressed in U.S. dollars.

We are permitted under a multi-jurisdictional disclosure system adopted by the United States to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. For a reconciliation of the differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”), see note 30 of the notes to our 2009 audited consolidated financial statements, which are incorporated herein by reference and the reconciliation to U.S. GAAP of our unaudited Consolidated Financial Statements for six months ended June 30, 2010 and 2009 filed with the SEC on the EDGAR system.

Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus, or any applicable prospectus supplement, may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are continued under the laws of the Yukon Territory, Canada, most of our officers and directors and some of the experts named in this prospectus are not resident in the United States and most of our assets, the assets of our directors and officers and of these experts are located outside the United States.

Phil E. Mulacek, our Chief Executive Officer, Collin F. Visaggio, our Chief Financial Officer, and Gaylen Byker, a director of ours, each signed the certificate under Part 5 of National Instrument 41-101 — Distribution Requirements (“NI 41-101”) and reside outside of Canada. Although these persons have appointed Lackowicz, Shier & Hoffman, 300-204 Black Street, Whitehorse, Yukon Y1A 2M9 as their agent for service of process in the Provinces of Alberta, British Columbia and Ontario, it may not be possible for investors to enforce judgments obtained in Canada against them.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this prospectus.

We may sell securities to or through underwriters or dealers or directly to investors or through agents. The prospectus supplement relating to a particular offering of securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of the securities, including, to the extent applicable, the type of securities offered, the number of securities offered, the initial offering price, and, in the case of debt securities, the aggregate principal amount of debt authorized denominations, the interest rate, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters with respect to securities sold to or through underwriters will be named in the related prospectus supplement. See “Plan of Distribution”.

In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. For further information about market stabilization, see “Plan of Distribution”.

You should rely only on the information in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus.

Our corporate office is located at Level 1, 60-92 Cook Street, Cairns, Queensland 4870, Australia and our registered office is located at 300-204 Black Street, Whitehorse, Yukon YIA 2M9, Canada.

ii

ABOUT THIS PROSPECTUS

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in U.S. dollars. “Canadian dollars” or “Cdn.$” means lawful currency of Canada. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian GAAP. For a discussion of the principal differences between our financial information as calculated under Canadian GAAP and under U.S. GAAP, you should refer to the notes of our consolidated annual financial statements incorporated by reference into this prospectus and the reconciliation to U.S. GAAP of our unaudited Consolidated Financial Statements for the six months ended June 30, 2010 and 2009 filed with the SEC on the EDGAR system. Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to “InterOil”, the “Corporation”, “we”, “us” and “our” mean InterOil Corporation and its subsidiaries, partnership interests and joint venture investments.

This prospectus provides a general description of the securities that we may offer. Each time we sell securities under this prospectus, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before investing in any securities, you should read both this prospectus and any applicable prospectus supplement together with additional information described below under “Documents Incorporated by Reference” and “Available Information.”

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted by law. You should bear in mind that although the information contained in, or incorporated by reference in, this prospectus is intended to be accurate as of the date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this prospectus and by any subsequently filed prospectus amendments.

NON-CANADIAN GAAP MEASURES

We have included the following non-Canadian GAAP performance measures in this prospectus: “EBIT” and “adjusted EBIT”. These non-Canadian GAAP financial measures do not have any standardized meanings prescribed by Canadian GAAP and therefore are considered non-Canadian GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding our liquidity and ability to generate funds to finance our operations. Accordingly, the non-Canadian GAAP performance measures are presented as additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

“EBIT and “Adjusted EBIT” has been reconciled to the “net income/(loss)” for the respective periods disclosed in our audited annual financial statements for the year ended December 31, 2009 and our unaudited interim financial statements for the period ended June 30, 2010, which are incorporated by reference in this prospectus. These reconciliations have been disclosed under the heading “Earnings Coverage” of this prospectus.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This prospectus has been, and any prospectus supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this prospectus and any prospectus supplement have been, and will be, prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). As at the date hereof, we do not have any reserves, including proved reserves, as defined under NI 51-101. NI 51-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning oil and gas activities.

Canadian standards, including NI 51-101, differ significantly from the requirements of the SEC, and reserve and resource information contained or incorporated by reference into this prospectus and any prospectus supplement may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. New SEC rules went into effect for fiscal years ending on or after December 31, 2009. These new rules are effective for fiscal years ending on or after December 31, 2009, and require SEC reporting companies to prepare their reserves estimates using revised reserve definitions and revised pricing based on 12-month unweighted first-day-of-the-month average pricing. The previous SEC rules required that reserve estimates be calculated using year-end pricing. Another impact of the new SEC rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. The SEC’s previous disclosure standards normally did not permit the inclusion of information concerning “probable reserves”, “possible reserves” or “resources” or other descriptions of the amount of oil and gas deposits that do not constitute “proved reserves” by U.S. standards in documents filed with the SEC. The new SEC disclosure standards permit companies to disclose their “probable” and “possible” reserves on a voluntary basis. U.S. investors should also understand that “resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of a “resource” exists or is economically or legally recoverable. The Canadian standards for identification of “proved reserves” are also not the same as those of the SEC, and proved reserves that may be reported in the future by InterOil in compliance with Canadian standards may not qualify as “proved reserves” under SEC standards. Accordingly, information concerning oil and gas reserves and resources set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

We are permitted under a multi-jurisdictional disclosure system adopted by the United States to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian GAAP, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. For a reconciliation of the differences between Canadian GAAP and U.S. GAAP, see note 30 of the notes to our 2009 audited consolidated financial statements, which are incorporated herein by reference and the reconciliation to U.S. GAAP of our unaudited Consolidated Financial Statements for six months ended June 30, 2010 and 2009 filed with the SEC on the EDGAR system.

Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus, or any applicable prospectus supplement, may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are continued under the laws of the Yukon Territory, Canada, most of our officers and directors and some of the experts named in this prospectus are not resident in the United States and most of our assets, the assets of our directors and officers and of these experts are located outside the United States.

FORWARD-LOOKING STATEMENTS

Certain statements contained in, or incorporated by reference into, this prospectus are forward-looking statements as defined in the Canadian and U.S. federal securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this prospectus are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for our exploration activities and other business segments and results therefrom, expanding our business segments, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:

•	our ability to finance the development of a liquefied natural gas (“LNG”) and condensate stripping facility;

•	the uncertainty in our ability to attract capital;

•	the uncertainty associated with the regulated prices at which our products may be sold;

•	the inherent uncertainty of oil and gas exploration activities;

•	potential effects from oil and gas price declines;

•	the availability of crude feedstock at economic rates;

•	our ability to construct and commission our LNG and condensate stripping facility;

•	our ability to secure joint venture partners for our LNG and condensate stripping facilities;

•	the implementation of a financial information technology system could cause a financial statement error not to be detected;

•	difficulties with the recruitment and retention of qualified personnel;

•	losses from our hedging activities;

•	fluctuations in currency exchange rates;

•	the uncertainty of success in lawsuits and other proceedings;

•	political, legal and economic risks in Papua New Guinea;

•	our ability to meet maturing indebtedness;

•	stock price volatility;

•	landowner claims and disruption;

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	the inability of our refinery to operate at full capacity;

•	the impact of competition;

•	the margins for our products;

•	inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;

•	exposure to certain uninsured risks stemming from our operations;

•	contractual defaults;

•	uncertainty around the application of import duties on crude oil imported to our bonded warehouse;

•	payments from exploration partners;

•	interest rate risk;

•	weather conditions and unforeseen operating hazards;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;

•	the impact of our current debt on our ability to obtain further financing;

•	the adverse effects from importation of competing products contrary to our legal rights; and

•	law enforcement difficulties.

The forward-looking statements included in this prospectus are made only as of the date of this prospectus and are qualified by this cautionary statement. Except as required by applicable Canadian securities law, we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

Given the risks and uncertainties of our business, including those incorporated by reference in this prospectus and in any prospectus supplement under the heading “Risk Factors”, actual results may differ materially from those expressed or implied by forward-looking statements. In addition, we base forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that the forward-looking statements described in this prospectus (and in any prospectus supplement) and the documents incorporated by reference in this prospectus (and in any prospectus supplement) may not occur.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a corporation continued under the laws of the Yukon Territory, Canada and substantially all of our assets are located in the Independent State of Papua New Guinea. Most of our directors and officers are not residents of the United States of America. As a result, it may be difficult for United States investors to effect service of process within the United States on us or our directors or officers or to enforce in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal securities laws against us or our directors or officers.

Phil E. Mulacek, our Chief Executive Officer, Collin F. Visaggio, our Chief Financial Officer, and Gaylen Byker, a director of ours, each signed the certificate under Part 5 of NI 41-101 and reside outside of Canada. Although these persons have appointed Lackowicz, Shier & Hoffman, 300-204 Black Street, Whitehorse, Yukon Y1A 2M9 as their agent for service of process in the Provinces of Alberta, British Columbia and Ontario, it may not be possible for investors to enforce judgments obtained in Canada against them.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been filed with the securities commission or similar regulatory authority in the Provinces of Alberta, British Columbia and Ontario and are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a) our audited consolidated balance sheets as at December 31, 2009, 2008 and 2007, and our consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the three years ended December 31, 2009 (including note 30 titled “Reconciliation to generally accepted accounting principles in the United States”), together with the auditors’ report thereon dated March 1, 2010;

(b) our management discussion and analysis dated March 1, 2010 for the year ended December 31, 2009;

(c) our annual information form dated March 1, 2010 for the year ended December 31, 2009;

(d) our management discussion and analysis dated August 16, 2010 for the three and six month periods ended June 30, 2010;

(e) our unaudited comparative interim consolidated financial statements for the three and six month periods ended June 30, 2010 and 2009, together with the notes thereto;

(f) our information circular filed on May 26, 2010 relating to our annual and special meeting of shareholders held on June 22, 2010;

(g) our information circular filed on May 25, 2009 relating to our annual and special meeting of shareholders held on June 19, 2009;

(h) our material change report dated January 15, 2010 in respect to our entering into a project agreement with the PNG National Government for the construction of a liquefied natural gas plant in Papua New Guinea; and

(i) our material change report dated August 12, 2010 in respect to our entering into the joint venture agreement with Mitsui & Co. Ltd. (“Mitsui”) for the development of a condensate stripping plant in Papua New Guinea.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and auditors’ reports thereon, management’s discussion and analysis of financial condition and results of operations, information circulars and any other documents required to be incorporated by reference pursuant to Section 11.1 of Form 44-101 of National Instrument 44-101 — Short Form Prospectus Distribution (“NI 44-101”) if filed in the Provinces of Alberta, British Columbia and Ontario after the date of this short form prospectus and before the date on which this short form prospectus ceases to be effective are deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

To the extent that any document or information incorporated by reference into this short form prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this short form prospectus forms a part. In addition, we have and will incorporate by reference into this short form prospectus any documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”). Our U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and may be accessed at www.sec.gov.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar regulatory authorities in the Provinces of Alberta, British

Columbia and Ontario and the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at, Level 1, 60-92 Cook Street, Cairns, Queensland 4870 Australia, Telephone: 61 7 4046 4600 or by accessing disclosure documents available through the Internet on the Canadian System for Document Analysis and Retrieval (SEDAR) at www.sedar.com.

EXEMPTION FROM NATIONAL INSTRUMENT 44-101 — SHORT FORM PROSPECTUS DISTRIBUTION

On September 20, 2010, the Alberta Securities Commission, on behalf of itself and on behalf of the British Columbia Securities Commission and the Ontario Securities Commission, issued a decision (2010 ABASC 44) under the under the Process for Exemptive Relief Applications in Multiple Jurisdictions under Multilateral Instrument 11-102 — Passport System and under the securities legislation of each of Alberta, British Columbia and Ontario, respectively, pursuant to which we were granted an exemption from the qualification criteria that our common shares be listed and posted for trading on a short form eligible exchange (as such term is defined in NI 44-101, as required in subsection 2.2(e) of NI 44-101 and subsections 2.2(1), 2.2(2) and 2.2(3)(b)(iii) of National Instrument 44-102 Shelf Distributions.

OUR BUSINESS

Overview

We are developing a fully integrated energy company operating in Papua New Guinea and its surrounding Southwest Pacific region. Our operations are organized into four major business segments:

Segments	Operations

Upstream	Exploration and Production — Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing discoveries. Current commercialization of the Elk and Antelope fields includes proposals for the development of a condensate stripping and recycling facility and development of gas production facilities for liquefied natural gas.

Midstream	Refining — Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for spot export.

Liquefaction — Developing an onshore and/or offshore LNG processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution — Markets and distributes refined products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate	Corporate — Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis.

Upstream — Exploration and Production

Our upstream business currently has four exploration licenses in Papua New Guinea comprising approximately 4.7 million gross acres, three of which are operated by us and cover approximately 3.9 million net acres. During 2009, we entered into an agreement to sell our interest in the fourth exploration license. The effective completion of that sale is to occur in late October, having been contingent upon Ministerial approval in Papua New Guinea, which has recently been received. We have funded much of our exploration efforts through indirect participation interest agreements, pursuant to which investors make an up front payment to us and are entitled to an indirect interest in a specified number of exploration wells.

Our upstream business segment has focused on the drilling program in what we refer to as the Elk and Antelope fields in Papua New Guinea. This has led to natural gas and natural gas liquids discoveries in those fields beginning in 2006. We continue to evaluate the size and structure of the Elk and Antelope fields by drilling additional appraisal wells. Our ability to commercialize these discoveries will depend, in part, on the results of these appraisal wells. In addition, there is no market for natural gas in Papua New Guinea, so our ability to sell natural gas production from our discoveries will depend upon the development of a liquefied natural gas facility in Papua New Guinea. This project will require substantial amounts of capital and will take a number of years to complete. As discussed below, we are evaluating the construction of both a liquefied natural gas facility and a condensate stripping facility within the Elk and Antelope fields. No assurances can be given that we will be able to successfully construct such facilities, or as to the timing of such construction.

The commercialization of any resource discovered in the Elk and Antelope fields remains uncertain. The discovery is located in an area requiring construction of a pipeline and a gas liquefaction facility in order to process any gas extracted. We are exploring the sale of a portion of the ownership in the proposed liquefied natural gas processing facility (“LNG Project”) and the Elk and Antelope fields to industry investors in order to fund and develop the LNG Project.

We have entered into a joint venture agreement with Mitsui to develop a condensate stripping facility which would extract condensate from the Elk and Antelope fields. Such a facility would allow us to begin to monetize our natural gas discoveries. Following the completion of engineering design work, financing agreements and further regulatory approvals, Mitsui can make a final investment decision and elect whether to continue with the development of the condensate stripping facility and take a 50% share in the facility. In the event Mitsui elects to continue with the development of the facility, it will be responsible for sourcing the funding of the capital cost to build the facility and will have the option to acquire up to a 5% interest in the Elk and Antelope fields. If Mitsui elects not to continue with the development of the facility, we will be required to refund their capital expenditures.

In order to progress the development and commercialization of the Elk and Antelope fields, we are obligated to apply for and obtain a Petroleum Development License (“PDL”) covering the acreage surrounding the fields and on which to locate facilities and pipeline rights of way. We submitted an application for a Petroleum Retention License (“PRL”) in respect of the Elk and Antelope fields in August 2009 for an area totaling 105,445 acres (42,178 hectares). If granted, the PRL would allow us to evaluate the technical and commercial feasibility of condensate and/or gas production from the Elk and Antelope fields, pending development and submission of an application for a PDL.

As of the date of this base prospectus, we did not have any production of oil or gas and do not have any reserves, including proved reserves, as defined under Canadian National Instrument 51-101 — Standards of Oil and Gas Activities or under definitions established by the SEC.

Midstream — Refining

Our refinery is located across the harbor from Port Moresby, the capital city of Papua New Guinea. Our refinery is currently the sole refiner of hydrocarbons located in Papua New Guinea. Jet fuel, diesel and gasoline are the primary products that we produce for the domestic market. The refining process also results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert naphtha to gasoline, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstock. Low sulfur waxy residue can be and is being sold as fuel domestically and by export and is valued by more complex refineries as cracker feedstock.

Under our agreement with the State of Papua New Guinea, which expires in 2035, the State has undertaken to ensure that domestic distributors purchase their refined petroleum product needs from the refinery, or any refinery which is constructed in Papua New Guinea, at an import parity price (“IPP”). Our refinery’s production capacity exceeds the domestic demand for the refined products we produce in Papua New Guinea. However, during 2008 and 2009, not all domestic demand was sourced from our refinery, as some competing product was imported and sold in Papua New Guinea by distributors in apparent contravention of our rights under our agreement with the State. Beginning in November 2007, the basis of calculating the IPP at which products from our refinery may be sold domestically in Papua New Guinea was revised to more closely mirror changes in the costs of crude feedstock. The IPP formula was modified by changing the benchmark price for each refined product from “Singapore Posted Prices”, which were no longer being updated, to “Mean of Platts Singapore” (“MOPS”), which is the benchmark price for refined products in the Asia Pacific region. Minor additional adjustments to this formula were made in June 2008.

We have made further improvements to our refinery such that its operational capacity was expanded from 36,000 barrels per day to 36,500 barrels per day. During 2009, our average daily production was 21,155 barrels per day, which is below our refinery’s nameplate capacity.

Midstream — Liquefaction

We are developing an LNG Project for the potential construction of liquefaction facilities. Our LNG project agreement with Papua New Guinea allows for the production of up to 10.6 million tonnes per annum of LNG and associated condensates. The infrastructure currently being considered includes both floating and land based liquefaction plants. Associated infrastructure requirements include condensate storage and handling, a gas pipeline from the Elk and Antelope fields and LNG storage and handling. Initial design for the liquefaction facilities contemplates interface with our existing refinery infrastructure and leased land at Napa Napa near Port Moresby, which should assist in the construction of the LNG Project and increase operating efficiency.

Our subsidiary InterOil LNG Holdings Inc., together with Pacific LNG Operations Ltd. (“Pac LNG”), currently own PNG LNG Inc. (the “Joint Venture Company”) which is set up to develop and own the LNG Project. At present, we have equal voting rights with Pac LNG in the Joint Venture Company and all decisions are required to be unanimous. At the time the shareholders agreement was signed, we contributed, among other things, infrastructure developed by us near the proposed liquefaction facility site at Napa Napa, our stakeholder relations within Papua New Guinea, our negotiation of natural gas supply agreements with landowners and our contribution to project development. In exchange for that contribution we received non-voting B class shares in the Joint Venture Company reflecting a fair economic value of $100.0 million. As of December 31, 2009, we held 86.66% of the non-voting B class or economic shareholding in the Joint Venture Company. Ultimately, after equalization through cash call payments or sale of interests to match our contribution, we are entitled to a 52.5% economic interest in the Joint Venture Company while Pacific LNG is entitled to 47.5%.

Our agreement with Pacific LNG provides that the final investment decision for the project will not be approved until all of the joint venture partners agree that all of the following steps have been completed:

•	conclusion of front end engineering and design for certain (phase 1) facilities;

•	execution of the major project contracts;

•	approval of the construction plan and budget;

•	approval of the financing plan; and

•	receipt of each material governmental approval required.

Initial engineering design has been undertaken in relation to the LNG Project and the regulatory and taxation regime with Papua New Guinea was established with the execution on December 23, 2009, of the LNG project agreement. This agreement also provides for the participation by the State of Papua New Guinea in the LNG Project, allowing it to take up to a 20.5% ownership stake. Affected landowners are able to take up to an additional 2% stake. Aside from the extensive negotiation process associated with this agreement, effort has been focused towards establishing the availability of sufficient gas quantities to underpin this project.

Completion of liquefaction facilities will require substantial amounts of financing and construction and will take a number of years to complete. We are exploring the possible sale of a portion of the ownership in the LNG Project and the Elk and Antelope fields to industry investors in order to finance and develop this project and these fields. No assurances can be given that we will be able to successfully finance or construct such facilities, or as to the timing of such construction. See “Recent Developments — Heads Of Agreement with Energy World Corporation Ltd.” for more information.

Downstream — Wholesale and Retail Distribution

We have the largest wholesale and retail petroleum product distribution base in Papua New Guinea. This business includes bulk storage, transportation, distribution, aviation, wholesale and retail facilities for refined petroleum products. Our downstream business supplies petroleum products nationally in Papua New Guinea through a portfolio of retail service stations and commercial customers.

In June 2009, Papua New Guinea’s competition authority, the Independent Consumer & Competition Commission (“ICCC”), commenced a review of the pricing arrangements for petroleum products in Papua New Guinea. The last such review was undertaken during 2004 and pricing regulations established as a result of that review were scheduled to expire on December 31, 2009. The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both the wholesale and the retail levels should continue or be revised for the next five year period. The existing pricing regulations have been carried over subsequent to December 31, 2009 pending this decision. We have provided detailed submissions to the ICCC. After numerous deferrals commencing in late 2009, on September 7, 2010 the ICCC issued a draft of its final report seeking further comment and input from industry participants. The ICCC has tentatively indicated its intention to release the Final Report in November, 2010. It is possible that the ICCC may determine to increase the regulation of pricing and reduce our distribution business margins. Such a decision, if made, may negatively affect our downstream business and require a review of our operations.

As of December 31, 2009, we provided petroleum products to 56 retail service stations with 43 operating under the InterOil brand name and the remaining 13 operating under their own independent brand. Of the 56 service stations that we supply, 17 are either owned by or head leased to us with a sublease to company-approved operators. The remaining 39 service stations are independently owned and operated. We supply products to each of these service stations pursuant to distribution supply agreements. We also provide fuel pumps and related infrastructure to the operators of the majority of these retail service stations that are not owned or leased by us.

RECENT DEVELOPMENTS

Heads Of Agreement with Energy World Corporation Ltd.

On September 28, 2010, we announced that we had, along with Liquid Niugini Gas Ltd., our joint venture LNG project company with Pacific LNG Operations Ltd., signed a Heads Of Agreement (“HOA”) with Energy World Corporation Ltd. to construct a two million tonne per annum land based LNG plant in the Gulf Province of Papua New Guinea. The Train 1 LNG plant would process an estimated 1.5 trillion cubic feet of natural gas over 15 years with early stage capital expenditure estimates amounting to US$455 per metric tonne of LNG production. In return for its commitment to fully fund the LNG plant, the HOA provides that Energy World Corporation Ltd. is to be entitled to a fee of 14.5% of the proceeds from the sale of LNG from the plant, less agreed deductions, and subject to adjustments based on timing and execution. The HOA sets out the major terms and conditions which the parties intend to include in the Train 1 Funding and Shareholder’s Agreements, as well as a potential expansion of the plant’s capacity. The final terms of those agreements are subject to negotiations among the various parties to the HOA, and the parties to the HOA are under no obligation to agree to the final terms. Accordingly, no assurance can be given as to the final terms of the agreements or as to the ability of the parties to be able to negotiate final definitive agreements for execution.

Settlement of Peters Litigation

We entered into an agreement to settle all claims against us and our subsidiaries brought by various plaintiffs in the District Court of Montgomery County, Texas commenced in 2005 and styled Todd Peters et. al v. Phil Mulacek et. al. Pursuant to the agreed settlement we issued 199,677 common shares to the plaintiffs, valued at $12 million based on a volume weighted average price calculated over the ten trading days prior to execution of the settlement agreement.

Short term secured facility

We closed on a $25 million secured term loan bearing a 10% interest rate with Clarion Finanz AG on August 11, 2010. The amount was made available in two installments of $12.5 million and each installment was drawn down during August 2010. The term loan facility matures on January 31, 2011 and will be used for upstream development and general corporate purposes. We have agreed to pledge to Clarion Finanz a 2.5% interest in the Elk and Antelope fields as collateral for the facility.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider and evaluate all of the information contained in this short form prospectus (and in the documents incorporated herein by reference) and those described in a prospectus supplement relating to a specific offering of securities before you decide to purchase our securities. In particular, you should carefully consider and evaluate the many significant risks and uncertainties described in the documents incorporated by reference herein, including specifically the risk factors set out in “Risk Factors” in the annual information form dated March 1, 2010 for the year ended December 31, 2009 and our management discussion and analysis dated August 16, 2010 for the six months ended June 30, 2010. Any of the risks and uncertainties set forth therein could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our securities. As a result, you could lose all or part of your investment.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement relating to an offering of securities, we intend to use the net proceeds from the sale of securities generally for the development and construction of a proposed condensate stripping plant and related facilities in Papua New Guinea, the development and construction of a liquefied natural gas plant and related facilities in Papua New Guinea and exploration and development activities in Papua New Guinea, in addition to general corporate purposes as appropriate. Pending such use, we will invest the net proceeds from any offering of securities in short term investments. We will re-allocate the funds only for sound business reasons. The amount of net proceeds to be used for any such purpose will be described in each applicable prospectus supplement.

We may need to initially fund certain aspects of both the planned condensate stripping plant and the liquefied natural gas plant, together with their related facilities, before Mitsui or Energy World Corporation Ltd. provide the funding, as described above. However, the majority of the net proceeds from any offering under this prospectus will be used to develop the Elk and Antelope fields and related facilities to deliver hydrocarbons to these plants and then to the market. Facilities will include, wells, pipelines, jetty, loading facilities, camps, roads, access ways, land and licenses.

To the extent an offering under this prospectus is completed by us prior to the repayment of indebtedness of the $25 million loan from Clarion Finanz AG, we intend to use a portion of the net proceeds from such offering to repay such indebtedness.

EARNINGS COVERAGE

The following consolidated earnings coverage ratio is calculated for the twelve month period ended December 31, 2009, based on our audited consolidated financial statements, and for the twelve month period ended June 30, 2010, based on our unaudited consolidated financial statements. The earnings coverage ratios do not give effect to the issue of any securities offered by this prospectus, since the aggregate principal amount of securities that may be issued under this prospectus and their terms are not presently known. The earnings coverage ratios set out below do not purport to be indicative of earnings coverage ratios in any future period.

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Interest expense on long term debt(1)	$8,788	$4,841

Earnings Before Interest and Taxes(2) (“EBIT”)	$3,795	$(4,848)

Expected interest expense on long term debt(3)	$4,863	$4,841

Earnings coverage on long term debt(4)	0.78	(1.0)

Earnings requirement to achieve interest cover of 1:1(5)	$1,068	$9,690

Supplementary Earnings Coverage

In relation to the calculation of the Earnings Coverage Ratio for the year ended December 31, 2009 and twelve months ended June 30, 2010, there were some extraordinary items that impacted the results which when excluded from the calculation would result in the following coverage ratios:

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Interest expense on long term debt(1)	$8,788	$4,841

Adjusted Earnings Before Interest and Taxes (6) (“Adjusted EBIT”)	$28,141	$20,585

Expected interest expense on long term debt(3)	$4,863	$4,841

Earnings coverage on long term debt(4)	5.79	4.25
Earnings requirement to achieve interest cover of 1:1	$—	$—

Notes:

(1)	Interest expense on long term debt has not been adjusted from the reported interest expense for the respective periods. The amount has been disclosed on the face of the Consolidated Statement of Operations under “Long term borrowing costs’. “Long term borrowing costs’ also includes the interest on the portion of long term debt securities that are disclosed as current liabilities.

The interest on short term working capital facilities and short term debt security (Clarion Finanz secured loan repayable in January 2011) are excluded from the interest expense on long term debt as these are repayable in the short term. To the extent an offering under this prospectus is completed by us prior to the repayment date, we intend to use a portion of the net proceeds from this offering to repay the Clarion Finanz secured loan. The working capital facilities have been excluded from the ratio calculation as these amounts are drawn down and settled from revenue collections on a regular basis.

If the short term working capital facilities and short term debt security are classified as long term debt for the Earnings Coverage and Supplementary Earnings Coverage ratios above, by adding the respective

$3,777 and $4,101 (each in thousands) interest expenses to the calculations, the resulting ratios would be as follows:

Earnings Coverage

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Earnings coverage on long term debt	0.88	(0.08)
Earnings requirement to achieve interest cover of 1:1	$1,068	$9,690

Supplementary Earnings Coverage

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Earnings coverage on long term debt	3.69	2.76
Earnings requirement to achieve interest cover of 1:1	$—	$—

(2)	EBIT is a non-GAAP measure and has been calculated by adding back ‘Long term borrowing costs’ and ‘income tax’ expenses to the ‘Net income/(loss)’ for the respective periods disclosed in the Consolidated Statement of Operations. See “Non-GAAP financial measures” in this prospectus.

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Net income/(loss)	$6,083	$(1,361)

Add: Long term borrowing costs	$8,788	$4,841

Add Income tax (income)/expense	$(11,076)	$(8,374)

EBIT	$3,795	$(4,848)

(3)	The expected interest expense for the periods have been calculated by adjusting the “Long term borrowing costs’ for the interest expense on 8% subordinated convertible debentures which were converted to common shares at various periods during the six months ended June 30, 2009.

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

Long term borrowing costs	$8,788	$4,841

Less: Borrowing costs in relation to 8% subordinated convertible debentures which have been fully converted into Company’s common shares	$(3,925)	$(3,925)

Expected interest expense on long term debt(	$4,863	$4,841

(4)	Earnings coverage on long-term debt on an earnings basis is equal to earnings before interest on long term debt and income tax expense divided by expected interest expense on long term debt. For purposes of calculating the interest coverage ratios set forth in this prospectus, long-term debt includes the current portion of long-term debt. The ratio has been calculated excluding the carrying charges for the working capital facilities and other short term interest obligations as this debt is reflected as current liabilities and is short term in nature.

(5)	Earnings requirement to achieve earnings coverage ratio of one-to-one discloses the dollar amount of net profit required to achieve a ratio of one-to-one. For the 12 months ended June 30, 2010, when the ratio is ≤ 1, a net profit of $4,272 (in thousands) would result in an EBIT of $4,841 (in thousands), to get the coverage ratio one-to-one.

(6)	Adjusted EBIT is a non-GAAP measure and has been calculated by adjusting EBIT for the following items:

During the second half of 2009, we bought a combined 4.8364% interest in the Indirect Participation Interest Agreement (“IPI Agreement”) (a non-financial liability relating to our obligation to drill certain exploration wells under the IPI Agreement) from two investors for $63.0 million which was settled by issuing 1,344,710 of our common shares. We adopted the extinguishment of the liability model to account for this transaction, based on which a loss of $31.7 million was incurred in the Consolidated Statement of Operations of the Company for the 12 month periods ended December 31, 2009 and June 30, 2010.

During the 2009 year, gains were also recognized in the Consolidated Statement of Operations of the Company on sale of exploration properties in relation to the conveyance accounting of certain interests within the IPI Agreement in accordance with the guidance under US GAAP ASC 932-360 paragraphs 55-8 and 55-9. The conveyance accounting resulted in recognition of a gain of $7.4 million for the year ended December 31, 2009 and $6.3 million for the 12 months ended June 30, 2010.

See “Non-GAAP measures” in this prospectus. A reconciliation of Adjusted EBIT to EBIT is set forth below:

	12 Months Ended	12 Months Ended
	December 31, 2009	June 30, 2010
	(US$ in thousands)	(US$ in thousands)

EBIT	$3,795	$(4,848)

Add: Extinguishment of IPI liability	$31,710	$31,710

Add: Conveyance accounting of IPI liability	$(7,364)	$(6,277)

Adjusted EBIT	$28,141	$20,585

CHANGES TO THE CAPITAL OF INTEROIL

Since June 30, 2010, on a consolidated basis there have been no material changes in our share or loan capital other than on August 11, 2010, we signed a short term secured credit facility for $25.0 million with Clarion Finanz AG. The amount was drawn down in two installments of $12.5 million each during August. The facility will mature on January 31, 2011 with an interest rate of 10% per annum. As at the date hereof, there is $25.0 million drawn down on such facility.

There are an aggregate of 44,312,212 common shares issued and outstanding as at the date hereof.

MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the New York Stock Exchange under the symbol “IOC”. The following table sets forth the high and low sale prices and the trading volumes for the common shares on a monthly basis as reported by the New York Stock Exchange for the twelve month period before the date of this short form prospectus:

	Price Range		Volume (Number of
	High	Low	Common Shares)

2010
November (through 1st)	$73.77	$71.18	$632,100
October	$71.67	$64.64	12,748,100
September	$72.93	$59.15	12,293,500
August	$70.10	$55.35	12,986,500
July	$61.62	$44.40	12,899,600
June	$57.00	$42.60	17,672,300
May	$67.13	$41.67	26,529,200
April	$81.00	$66.24	22,725,300
March	$72.48	$57.22	31,494,700
February	$71.00	$57.18	23,487,500
January	$84.05	$58.29	34,208,100

2009
December	$78.43	$59.16	25,515,500
November	$58.02	$42.83	14,357,500

PRIOR SALES

During the twelve-month period preceding the date of this short form prospectus:

•	an aggregate of 359,650 common shares were issued from time to time upon the exercise of options;

•	an aggregate of 20,700 common shares have been issued at various times upon the vesting of restricted stock units;

•	an aggregate of 881,261 common shares have been issued at various times in the last twelve months at deemed issue prices ranging from $29.43 to $65.02 as part of an exchange of certain IPI percentage interests for our common shares; and

•	an aggregate of 199,677 common shares have been issued pursuant to the settlement agreement dated August 31, 2010 as further described in “Legal Proceedings.”

DESCRIPTION OF COMMON SHARES

The following describes the terms and provisions of our existing share capital.

Authorized Capital

Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, with 1,035,554 Series A Preferred Shares authorized. As of November 2, 2010, 44,312,212 common shares and nil Series A Preferred Shares were issued and outstanding. Each Series A Preferred Share is convertible into one common share, subject to certain adjustments.

Common Shares

Holders of common shares are entitled to vote at any meeting of our shareholders and to one vote per share held, to receive, out of all profits or surplus available for dividends, any dividends declared by us on the common shares, and to receive our remaining property in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary.

Options

We have stock incentive plans that allow employees to acquire common shares. Option exercise prices are governed by the plan rules and equal the market price for the common shares on the date the options were granted. Options granted under the plan generally are fully vested after two years or more and expire five years after the grant date, although some have shorter and some have longer vesting periods. Default provisions in the plan rules provide for immediate vesting of granted options and expire ten years after the grant date.

As of November 2, 2010, there were options outstanding to purchase 1,830,100 common shares pursuant to our stock incentive plans.

Restricted Stock Units

In addition to the options noted above, our stock incentive plans also allow employees to acquire our common shares pursuant to restricted stock units granted by us. As of November 2, 2010, restricted stock units entitling employees rights to 126,940 common shares were outstanding pursuant to our stock incentive plans. The restricted stock units provided those employees with the right to receive common shares upon vesting. Vesting generally occurs in two equal tranches.

Other Instruments Convertible into or Exchangeable for Our Common Shares

We have entered into an agreement with P.I.E., under which P.I.E.’s remaining 5,000 shares in SPI InterOil LDC can be exchanged on a one-for-one basis for our common shares. This exchange may be made at any time.

In addition, we have granted the parties to an indirect participation agreement the right to convert their rights under that agreement into a certain number of our common shares. Certain investors under that agreement have waived their conversion right. At November 2, 2010, rights to convert up to 473,813 common shares remained outstanding.

DESCRIPTION OF PREFERRED SHARES

We are authorized to issue an unlimited number of preferred shares. The preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by unanimous resolution of our board of directors. Subject to the provisions of the Business Corporations Act (Yukon), our directors may, by unanimous resolution, fix from time to time, before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of the preferred shares.

We have authorized the issuance of 1,035,554 Series A Preferred Shares, of which nil were outstanding as of November 2, 2010. Each Series A Preferred Share is convertible into one common share, subject to certain adjustments.

DESCRIPTION OF WARRANTS

As of November 2, 2010, there were nil warrants outstanding to purchase our common shares.

We may issue warrants entitling the holder to purchase our debt securities, preferred shares or common shares as described in the prospectus supplement relating to the issuance of the warrants. Warrants may be issued independently or together with other of our securities and may be attached to or separate from other securities.

The prospectus supplement will describe the terms of any warrants offered, including the following:

•	the number of warrants to be registered and the purchase price and manner of payment to acquire the warrants;

•	a description, including amount, of the debt securities, preferred shares or common shares which may be purchased upon exercise of the warrants;

•	the exercise price which must be paid to purchase the securities upon exercise of a warrant and any provisions for changes or adjustments in the exercise price;

•	any date on which the warrants and the related debt securities, preferred shares or common shares will be separately transferable;

•	the dates on which the right to exercise the warrants shall commence and expire;

•	any other material terms of the warrants; and

•	whether the warrants will be subject to redemption or call and the terms of such redemption or call.

Holders of warrants will not have any of the rights of holders of our debt securities, preferred shares or common shares that may be purchased upon exercise until they exercise the warrants and receive the underlying securities. These rights include the right to receive payments of principal of, any premium on, or any interest on, the debt securities purchasable upon such exercise or to enforce the covenants in the indentures or to receive payments of dividends on the preferred shares or common shares which may be purchased upon exercise or to exercise any voting right.

We reserve the right to set forth in a prospectus supplement specific terms of the warrants that are not within the options and parameters set forth in this prospectus. In addition, to the extent that any particular terms of the warrants described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such warrants.

InterOil will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be offered for sale.

Exercise of Warrants

After the close of business on the expiration date described in the prospectus supplement, warrants will expire and the holders will no longer have the right to exercise the warrants and receive the underlying securities. Warrants may be exercised by delivering a properly completed certificate in the form attached to the warrants and payment of the exercise price as provided in the prospectus supplement. We will issue and deliver our debt securities, preferred shares or common shares as soon as possible following receipt of the certificate and payment described above. If less than all of the warrants represented by a certificate are exercised, we will issue a new certificate for the remaining warrants. The foregoing terms of exercise may be modified by us in a prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities. We will provide particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a prospectus supplement. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

Any debt securities will be issued under an indenture (the “Indenture”), dated August 6, 2008, between InterOil and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A form of the Indenture has been filed as an exhibit to the registration statement of which this prospectus is a part and is available as described below under “Available Information”.

We may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus. This prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

The following is a summary of important provisions of the Indenture. For additional information, you should read the Indenture that is found as an exhibit to the registration statement filed with the SEC and available on SEDAR at www.sedar.com.

General

The Indenture does not limit the aggregate principal amount of debt securities which may be issued under the Indenture. It provides that debt securities will be in registered form, may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Certain material Canadian and United States federal income tax considerations applicable to any debt securities, and special tax considerations applicable to the debt securities denominated in a currency or currency unit other than Canadian or U.S. dollars, will be described in the prospectus supplement relating to the offering of debt securities.

The prospectus supplement will set forth the following terms relating to the debt securities being offered:

•	the title of the debt securities of the series;

•	any limit upon the aggregate principal amount of the debt securities of the series;

•	the person to whom any interest on a debt security of the series shall be payable;

•	the date or dates on which the principal of (and premium, if any, on) any debt securities of the series is payable;

•	the rate or rates at which the debt securities will bear interest, if any, the date or dates from which any interest will accrue, the interest payment dates on which interest will be payable and the regular record date for interest payable on any interest payment date;

•	the place or places where principal and any premium and interest are payable;

•	the period or periods if any within which, the price or prices at which, the currency or currency units in which and the terms and conditions upon which any debt securities of the series may be redeemed, in whole or in part, at our option;

•	our obligation, if any, to redeem or purchase any debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of the holder thereof and the terms and conditions upon which debt securities of the series may be redeemed or purchased, in whole or in part pursuant to such obligation;

•	if other than denominations of $1,000 and any integral multiples of $1,000, the denominations in which the debt securities are issuable;

•	if the amount of principal of or any premium or interest on any debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

•	the currency, currencies or currency units in which the principal of or any premium or interest on any debt securities of the series will be payable, and any related terms;

•	if the principal of or any premium or interest on any debt securities of the series is to be payable, at our election or the election of the holders, in one or more currencies or currency units other than that or those in which the debt securities are stated to be payable, specific information relating to the currency, currencies or currency units, and the terms and conditions relating to any such election;

•	if other than the entire principal amount, the portion of the principal amount of any debt securities of the series that is payable upon acceleration of maturity;

•	if the principal amount payable at maturity of the debt securities of the series is not determinable prior to maturity, the amount that is deemed to be the principal amount prior to maturity for purposes of the debt securities and the Indenture;

•	if applicable, that the debt securities of the series are subject to defeasance and/or covenant defeasance;

•	if applicable, that the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, if so, the depositary for the global securities, the form of any legend or legends which will be borne by such global securities and any additional terms related to the exchange, transfer and registration of securities issued in global form;

•	any addition to or change in the events of default applicable to the debt securities of the series and any change in the right of the Trustee or the holders of the debt securities to accelerate the maturity of the debt securities of the series;

•	any addition to or change in the covenants described in this prospectus applicable to the debt securities of the series;

•	the extent and manner, if any, to which payment of the debt securities will be senior or subordinated to our other indebtedness, and whether any obligations with respect to the debt securities will be granted by any other person;

•	whether the debt securities will be convertible into securities or other property, including our common shares or other securities, whether in addition to, or in lieu of, any payment of principal or other amount or otherwise, and whether at our option or otherwise, the terms and conditions relating to conversion of the debt securities, and any other provisions relating to the conversion of the debt securities;

•	any provisions relating to or permitting or restricting the issuance of additional securities, the incurring of additional indebtedness and any material negative covenants;

•	our obligation, if any, to pay to holders of any debt securities of the series amounts as may be necessary so that net payments on the debt security, after deduction or withholding for or on account of any present or future taxes and other governmental charges imposed by any taxing authority upon or as a result of payments on the securities, will not be less than the gross amount provided in the debt security, and the terms and conditions, if any, on which we may redeem the debt securities rather than pay such additional amounts;

•	whether we will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

•	any other terms of the series of debt securities.

We reserve the right to set forth in a prospectus supplement specific terms of the debt securities that are not within the options and parameters set forth in this prospectus. In addition, to the extent that any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such debt securities.

Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the holders the right to tender debt securities to us for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event we should become involved in a highly leveraged transaction or in the event of a change in control of us.

Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, we may, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness.

InterOil is a holding company that conducts substantially all of its operations and holds substantially all of its assets through its subsidiaries. As at December 31, 2009, InterOil’s subsidiaries had outstanding $78.1 million aggregate principal amount of secured short-term and long-term debt (excluding intercompany indebtedness). The debt securities issued under this prospectus will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness of InterOil’s subsidiaries.

Form, Denominations and Exchange

Unless otherwise specified in the applicable prospectus supplement, debt securities will be issuable solely as registered securities without coupons in denominations of US$1,000 and integral multiples of US$1,000, or in such other denominations as may be set out in the terms of the debt securities of any particular series. The Indenture also provides that debt securities of a series may be issuable in global form.

Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations.

The applicable prospectus supplement may indicate the places to register a transfer of debt securities, if other than the corporate trust office of the Trustee. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to: (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) issue, register the transfer of or exchange any debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

Unless otherwise indicated in the applicable prospectus supplement, payment of principal of and premium, if any, and interest, if any, on debt securities will be made at the corporate trust office of the Trustee, The Bank of New York Trust Company, N.A., New York, New York 10005, or we may choose to pay principal, interest and any premium by (i) check mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or (ii) wire transfer to an account located in the United States of the person entitled to receive payments as specified in the securities register.

Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

Global Securities

The registered debt securities of a series may be issued in whole or in part in global form (a “Global Security”) and will be registered in the name of and be deposited with a depository (the “Depositary”), or its nominee, each of which will be identified in the prospectus supplement, if the depository is other than The Depository Trust Company (“DTC”) and if the Trustee’s nominee is other than Cede & Co. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of the successor.

Unless otherwise indicated in an applicable prospectus supplement with respect to a series of debt securities, DTC, New York, New York, will act as the depositary for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC’s nominee. DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. Direct participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

If other than as described below, the specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Global Security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depository arrangements.

Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such persons having accounts with such Depositary or its nominee (“participants”). Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by InterOil if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities of the series represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued or if there has occurred and be continuing an event of default under the Indenture. The Depositary will have no knowledge of the actual beneficial owners of the debt securities; the Depositary’s records will reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Any payments of principal, premium, if any, and interest on Global Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such debt securities. None of us, the Trustee or any paying agent for debt securities represented by the Global Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults, and proposed amendments to the Indenture.

Any redemption notices relating to the debt securities will be sent to the Depositary. If less than all of the debt securities of a series are being redeemed, the Depositary may determine by lot the amount of the interest of each direct participant in the series to be redeemed. Neither the Depositary nor its nominee will consent or vote with respect to debt securities unless authorized by a direct participant in accordance with the Depositary’s procedures. Under its procedures, the Depositary may send a proxy to us as soon as possible after the record date for a consent or vote. The proxy would assign the Depositary’s nominee’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the relevant record date.

No Global Security may be exchanged in whole or in part, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for the Global Security or its nominee unless (1) the Depositary (A) has notified us that it is unwilling or unable to continue as Depositary for the Global Security or (B) has ceased to be a clearing agency registered under the U.S. Exchange Act, or (2) there shall have occurred and be continuing an event of default under the Indenture.

Covenants

Except to the extent that covenants are modified, deleted or added with respect to any series of debt securities, as provided in an applicable prospectus supplement with respect to such series of debt securities, we will covenant with respect to each series of debt securities to:

•	duly and punctually pay amounts due on the debt securities;

•	maintain an office or agency where debt securities may be presented or surrendered for payment, where debt securities may be surrendered for registration of transfer or exchange and where notices and demands to us may be served;

•	deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate stating whether or not we are in default under the Indenture;

•	pay before delinquency, taxes, assessments and governmental charges and lawful claims for labour, materials and supplies which, if unpaid, might by law become a lien upon our property, subject to our right to contest the validity of a charge, assessment or claim in good faith; and

•	maintain and keep in good condition properties used or useful in the conduct of our business and make necessary repairs and improvements as in our judgment are necessary to carry on our business; provided, that we may discontinue operating or maintaining any of our properties if, in our judgment, the discontinuance is desirable in the conduct of our business and not disadvantageous in any material respect to the holders of the debt securities.

Subject to the provision described under the heading “Description of Debt Securities — Mergers, Consolidations and Sales of Assets” below, we will also covenant that we will do all things necessary to preserve and keep in full force and effect our existence, rights and franchises; provided that we are not required to preserve any right or franchise if the board of directors determines that preservation of the right or franchise is no longer desirable in the conduct of our business and that its loss is not disadvantageous in any material respect to the holders of the debt securities.

Waiver of Covenants

Except as otherwise provided in an applicable prospectus supplement with respect to any series of debt securities under the Indenture, we may omit in any particular instance to comply with any term, provision or condition in any covenant for such series, if before the time for such compliance the holders of a majority in principal amount of the outstanding securities of the series waive compliance with the applicable term, provision or condition.

Mergers, Consolidations and Sales of Assets

We may consolidate or amalgamate with or merge into or enter into any statutory arrangement for such purpose with any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person, so long as, among other requirements:

•	the successor to the consolidation, amalgamation, merger or arrangement is organized under the laws of Canada, or any Province or Territory, the United States of America, or any State or the District of Columbia, and expressly assumes the obligation to pay the principal of and any premium and interest on all of the debt securities and perform or observe the covenants and obligations contained in the Indenture;

•	immediately after giving effect to the transaction, no Event of Default, or event which, after notice or lapse of time or both, would become an Event of Default, will have happened and be continuing; and

•	if, as a result of any such consolidation, amalgamation, merger or arrangement, our properties or assets would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Indenture, we or our successor, as the case may be, shall take such steps as shall be necessary effectively to secure the debt securities equally and ratably with (or prior to) all indebtedness secured thereby.

Upon any consolidation, amalgamation, merger or arrangement of us or conveyance, transfer or lease of our properties and assets substantially as an entirety, our successor will succeed to every one of our rights and powers under the Indenture, and we will be relieved of all obligations and covenants under the Indenture and the debt securities.

Redemption

If and to the extent specified in an applicable prospectus supplement, the debt securities of a series will be subject to redemption at the time or times specified therein, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice. Notice of redemption of the debt securities of such series will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the Trustee, within 15 days after it files them with the SEC, copies of our annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. If we are not required to file such information, documents or reports with the SEC, then we will file with the Trustee such periodic reports as we file with the securities commission or corresponding securities regulatory authority in the Province of Alberta within 15 days after we file them with such securities commissions or securities regulatory authorities.

Events of Default

Unless otherwise specified in an applicable prospectus supplement relating to a particular series of debt securities, the following events are defined in the Indenture as “Events of Default” with respect to debt securities of any series:

•	our failure to pay when due the principal of or premium (if any) on any debt securities or, if the debt securities are convertible into other securities, any amounts due upon the conversion of the debt securities;

•	our failure, continuing for 30 days, to pay any interest due on any debt securities;

•	the breach or violation of any covenant or agreement which affects or is applicable to the securities of that series which continues for a period of 90 days after notice from the Trustee or from holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

•	certain events of bankruptcy, insolvency or reorganization involving us; or

•	any other Event of Default provided with respect to debt securities of that series.

If an Event of Default occurs and is continuing with respect to any series of debt securities, then and in every such case the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all interest thereon to be immediately due and payable. If, however, the event of default is an event of bankruptcy, insolvency or reorganization, the principal amount of the series of securities shall automatically become immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series (or in the case of certain events of bankruptcy, insolvency or reorganization, the holders of all outstanding debt securities), by written notice to us and the Trustee under certain circumstances (which include payment or deposit with the Trustee of outstanding principal, premium and interest, unless the prospectus supplement applicable to an issue of debt securities otherwise provides), may rescind and annul such acceleration.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such Event of Default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of such series affected by such Event of Default, (b) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

•	change the stated maturity of the principal of, or any installment of interest, if any, on any debt security;

•	reduce the principal amount of, or the premium, if any, or the rate of interest, if any, on any debt security;

•	change the place of payment;

•	change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	adversely affect any right to convert or exchange any debt security;

•	reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

•	modify the provisions of the Indenture relating to subordination in a manner that adversely affects the rights of the holders of debt securities; or

•	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture, including the covenants and Events of Default. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past Event of Default under the Indenture with respect to that series, except an Event of Default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of debt securities, in order, among other purposes, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any holder of debt securities.

Defeasance

The Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities of such series (“Defeasance”) (except with respect to the authentication, transfer, exchange or replacement of debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

•	we have delivered to the Trustee an opinion of counsel in the United States stating that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

•	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (“CRA”) to the effect that the holders of such outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

•	no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit;

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

•	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

•	other customary conditions precedent are satisfied.

We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

The Indenture provides that, at our option, we may omit to comply with covenants, including the covenants described above under the heading “Description of Debt Securities — Covenants”, and such omission shall not be deemed to be an Event of Default under the Indenture and the outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities (“Covenant Defeasance”). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

•	we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

•	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the CRA to the effect that the holders of such outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada);

•	no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit;

•	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

•	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

•	other customary conditions precedent are satisfied.

Consent to Jurisdiction and Service

Under the Indenture, we agree to appoint CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the city of New York, and irrevocably submit to such jurisdiction.

Governing Law

The debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

We may sell securities to or through underwriters or dealers and also may sell securities directly to purchasers pursuant to applicable statutory exemptions or through agents. Only those underwriters, dealers or agents named in a prospectus supplement will be the underwriters, dealers or agents in connection with the securities offered thereby.

The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers, underwriters, dealers or agents, as applicable.

The prospectus supplement relating to a particular offering of securities will also set forth the terms of the offering of the securities, including to the extent applicable, the initial offering price, the proceeds to us, the name or names of any underwriter, dealers or agents, the underwriting concessions or commissions, and any fees, discounts or concessions to be allowed or re-allowed to such underwriters, dealers or agents. Underwriters with respect to securities sold to or through underwriters will be named in the prospectus supplement relating to such securities.

In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of our general funds. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Any offering of debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the debt securities, preferred shares or warrants may be sold and purchasers may not be able to resell debt securities, preferred shares or warrants purchased under this short form prospectus or any prospectus supplement. This may affect the pricing of the debt securities, preferred shares or warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the debt securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the debt securities or as to the liquidity of the trading market, if any, for the debt securities.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the original course of business.

In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of our securities may subject you to tax consequences both in the United States and Canada. Although the applicable prospectus supplement may describe certain Canadian and United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered under this prospectus by an initial investor, the prospectus supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your particular circumstances.

LEGAL PROCEEDINGS

On August 31, 2010, we entered into an agreement to settle all claims against us and our subsidiaries brought by various plaintiffs in the District Court of Montgomery County, Texas commenced in 2005 and styled Todd Peters et. al v. Phil Mulacek et. al. The plaintiffs are members of a partnership that bought a modular oil refinery that was subsequently, through a series of transactions, sold to a subsidiary of ours. The plaintiffs sought damages based on numerous alternative methods of calculation which if successful, could have exceeded $125 million, together with unspecified punitive damages, attorney’s fees, expenses and court costs. Pursuant to the agreed settlement, we agreed to issue common shares to the plaintiffs, valued at $12 million based on a volume weighted average price calculated over the ten trading days prior to execution of the settlement agreement. The value of this settlement will be expensed by us in our financial statements during the third quarter of 2010. Under the terms of the settlement agreement, we, along with our affiliates, directors, officers, in their positions as such, and certain other related parties are released from all claims from the plaintiffs, whether asserted in the lawsuit or not.

The settlement received final court approval on September 17, 2010. A total of 199,677 common shares were issued pursuant to the settlement agreement on October 19, 2010.

The settlement does not reflect any admission by us, our affiliates or our directors or officers, and has been entered into on the basis that it best serves our interests and the interests of our shareholders.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement relating to any offering of securities, certain legal matters relating to the offering of the securities will be passed upon for us by Bennett Jones LLP. Certain U.S. legal matters, to the extent they are addressed in any prospectus supplement, will be passed upon for us by Haynes and Boone, LLP.

The partners and associates of each of Bennett Jones LLP and Haynes and Boones, LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities as at the date hereof.

EXPERTS

Our audited consolidated financial statements as at December 31, 2009 and for each of the three years ended December 31, 2009, together with the notes thereto, incorporated by reference into this short form prospectus, have been audited by PricewaterhouseCoopers, chartered accountants, as indicated in their report dated March 1, 2010 also incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers was first appointed as our auditor on June 6, 2005. For information regarding PricewaterhouseCoopers, see “Experts” in the annual information form for the year ended December 31, 2009.

Information relating to our resources incorporated by reference into this short form prospectus was evaluated by GLJ Petroleum Consultants Limited, as independent qualified reserves evaluators, and incorporated by reference herein in reliance upon the authority of said firm as experts in resources. For information regarding GLJ Petroleum Consultants Limited, see “Experts” in the annual information form for the year ended December 31, 2009.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which the prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of PricewaterhouseCoopers; and (iii) the consent of GLJ Petroleum Consultants Limited.

AVAILABLE INFORMATION

Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary (telephone: 61 7 4046 4600), or by accessing the disclosure documents available through SEDAR which can be accessed as www.sedar.com, for Canadian filings, and the EDGAR system, which can be accessed at www.sec.gov, for U.S. filings.

We are subject to the informational requirements of the U.S. Exchange Act, and in accordance therewith file reports and other information with the SEC. Such reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are PricewaterhouseCoopers, Melbourne, Australia.

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. of Canada at its principal transfer office in Toronto, Ontario.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. In several of the Provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price of damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment thereto contains a misrepresentation or are not delivered to the purchaser, provided that such remedies for rescission, the revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

We have read the short form base shelf prospectus of InterOil Corporation (the company) dated November 2, 2010 relating to the qualification for distribution of up to $300,000,000 aggregate initial offering price of certain common shares, debt securities, preferred shares and warrants of the company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the company on the balance sheets of the company as at December 31, 2009, 2008 and 2007 and the statements of operations, comprehensive income, shareholders equity and cash flows for each of the years in the three-year period ended December 31, 2009. Our report is dated March 1, 2010.

This consent has been issued solely to comply with the requirements of Canadian generally accepted auditing standards and is neither required nor intended to satisfy the requirements of Canadian securities legislation or the U.S. Securities Act of 1933, as amended.

/s/ PricewaterhouseCoopers

CHARTERED ACCOUNTANT

Melbourne, Australia
November 2, 2010

CERTIFICATE OF THE CORPORATION

Dated: November 2, 2010

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation in the Provinces of Alberta, Ontario and British Columbia.

“Phil E. Mulacek”	“Collin F. Visaggio”
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

“Ford Nicholson”	“Gaylen Byker”
Director	Director